UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03005812

No Act
P.E. 12-16-02
1-03526

January 21, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-21-2003

Tommy Chisholm
Vice President
Associate General Counsel
and Secretary
The Southern Company
Bin 912
270 Peachtree Street N.W.
Suite 1400
Atlanta, GA 30303

Re: The Southern Company
Incoming letter dated December 16, 2002

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Dear Mr. Chisolm:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Southern by William John Nemeth, Jr. We also have received letters from the proponent dated December 31, 2002 and January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: William John Nemeth, Jr.
146 Chestnut Drive
Alabaster, AL 35007

Tommy Chisholm
Vice President
Associate General Counsel
and Secretary

Bin 912
270 Peachtree Street NW, Suite 1400
Atlanta, Georgia 30303

Tel: 404.506.0540
Fax: 404.506.0544
tchishol@southernco.com

SOUTHERN COMPANY
Energy to Serve Your World®

December 16, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Re: The Southern Company–Omission of Stockholder Proposal under Rules 14a-8(i)(3), (4), (7), and (10)–Stockholders' Investigative Committee

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are enclosing (i) six copies of a stockholder proposal and statement of support submitted to The Southern Company, a Delaware corporation (the "Company"), by Mr. William John Nemeth, Jr. for presentation at the next Annual Meeting of Stockholders of the Company; and (ii) six copies of this letter.

After careful consideration, we believe this proposal may properly be omitted from the proxy material for Southern Company's 2002 Annual Meeting scheduled to be held on May 28, 2003. Omission is proper under Rule 14a-8(i)(4) (as pertaining to a proposal which relates to the redress of a personal claim or grievance), Rule 14a-8(i)(3) (as pertaining to a proposal containing false and misleading statements), Rule 14a-8(i)(7) (as pertaining to the conduct of ordinary business operations), and Rule 14a-8(i)(10) (as pertaining to a proposal which is moot). The Company also requests future relief under Rule 14a-8(i)(4) if similar proposals are submitted by the same stockholder.

Proposal Relates to Personal Grievance of the Stockholder (Rule 14a-8(i)(4)

Mr. Nemeth's proposal is virtually identical to his proposal submitted for consideration at the Company's 1998, 1999, and 2000 Annual Meetings. On all three occasions, this proposal was excluded pursuant to Rule 14a-8(i)(4) as having been submitted in furtherance of a personal claim or grievance against Southern. See *Southern Company* (March 10, 1998; February 12, 1999; and December 10, 1999).

We believe the proposal is once again properly excludable pursuant to Rule 14a-8(i)(4) as it is designed to provide a forum for numerous claims raised by the proponent during the past 10 years. Mr. Nemeth, a disgruntled former employee of Alabama Power Company ("Alabama"), a subsidiary of the Company, was separated from Alabama in March, 1992, as part of a reduction in force, and declined to accept severance compensation within the prescribed time period.

Subsequently, he has sent the Company more than 40 letters, faxes, electronic mail messages, requests, and proposals seeking redress for his personal grievance, including a stockholder proposal for consideration at the 1994 Annual Meeting which was excluded pursuant to this rule. See also *The Southern Company* (March 21, 1994), in which the Staff concurred that the Company had grounds to omit Mr. Nemeth's 1994 proposal under Rule 14a-8(c)(4) "as having been submitted in furtherance of a personal claim or grievance against the Company."

In a letter dated January 8, 1993, Mr. Nemeth stated that "[t]he tentative costs for settlement [of Mr. Nemeth's claims] after January 13, 1993, will be the voluntary severance package plus Mr. Jones's rate of salary beginning 04/03/92 and continuing until the payment is received." Mr. Jones was a vice president at Alabama. The proponent's stockholder proposal for consideration at the 1994 Annual Meeting would have mandated an employee grievance system providing that "substantial penalties" be levied against "guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employee(s)," including Mr. Nemeth.

In a letter dated February 9, 1993, to the Company's board of directors, Mr. Nemeth advised that he was "passing out handouts trying to mobilize the rate-payers and stockholders of the Southern Company." He also requested that one fourth of the salaries "of each member of management [above the level of first line supervisor]" be placed in a special escrow account to satisfy personal claims of terminated employees, including himself. See *The Southern Company* (March 21, 1994).

The current proposal mandating the formation of a committee of stockholders to investigate stockholders' complaints and funded by deductions from the compensation of the "50 highest paid SCo Executives" is couched in terms superficially appearing to be of general interest to stockholders, but designed to provide a forum for the proponent's personal grievances with retaliatory penalties against the Company's senior management. This is another in a series of steps relating to the proponent's long-standing grievance against the Company. It is a continuing attempt to use the shareholder communications process to advance his personal interest in harassing and embarrassing the Company. See *Phillips Petroleum Company* (March 12, 2001); *Exxon Mobil Corporation* (March 5, 2001); *US West, Inc.* (December 2, 1998); and *Pyramid Technology Corporation* (November 4, 1994). Clearly, the proposal properly may be omitted under Rule 14a-8(i)(4).

Future Relief Under Rule 14a-8(i)(4)

If the Staff advises that the Company may exclude the proposal under Rule 14a-8(i)(4), we request that the Staff consider permitting the Company to apply such advice to any similar future stockholder proposal submitted by Mr. Nemeth.

This is the fourth time Mr. Nemeth has sought to have a similar proposal included in the Company's proxy materials–and the fifth proposal submitted in furtherance of his personal grievances. All four earlier proposals were excluded under Rule 14a-8(i)(4).

The Staff has permitted future relief in several situations, the most recent of which appears to be *Exxon Mobile Corporation* (March 5, 2001). Exxon Mobile Corporation had received a similar proposal from a former employee for the third time. See also *Unocal Corporation* (March 30, 2000) and *United Technologies Corp.* (December 6, 1996).

The Company requests that the Staff permit its response to this no-action request to also apply to any future submissions of the same or similar proposals by Mr. Nemeth, and that this no-action request be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to any such proposals.

Proposal is False and Misleading (Rule 14a-8(i)(3)

The opening sentence of Mr. Nemeth's proposal reads: "To make management responsive to management's abuses, a Stockholder's Investigative Committee (SIC) shall be authorized." We are of the view that the proposal is also properly excludable pursuant to Rule 14a-8(i)(3) as false and misleading to the extent that it implies management abuses and lack of responsiveness.

Proposal Relates to Ordinary Business Operations (Rule 14a-8(i)(7)

We also believe the proposal is properly excludable pursuant to Rule 14a-8(i)(7) as it deals with matters relating to the ordinary business operations of the Company. Management is responsible for business operations, including initiating investigations of alleged wrongdoing, regardless of the source of such allegations. Management is answerable to the Audit Committee of the board of directors in investigating allegations such as those of the proponent, and reporting its findings to the Committee. Also, the method of funding the proposal by deducting compensation from certain members of management interferes with the Company's ordinary business in determining the compensation of its employees. For these reasons, the proposal also properly may be omitted under Rule 14a-8(i)(7).

Proposal is Moot (Rule 14a-8(i)(10)

We further believe the proposal is properly excludable pursuant to Rule 14a-8(i)(10) as being moot. As Mr. Robert A. Buettner, then Senior Vice President and Counsel, Alabama, indicated in his October 17, 1997, letter to Mr. Nemeth, (a copy of which was enclosed with our January 22, 1998, letter to the Commission regarding his 1998 proposal) "allegations of fraud, mismanagement, and corruption within the company are investigated by one of the following three groups -- Corporate Security, Internal Auditing, or the Ethics and Business Practices Group."

The Ethics and Business Practices Group is an internal corporate concerns (or ombudsman's) office which investigates concerns about the ethics and business practices of management and employees, whether those concerns are raised by employees, customers, stockholders, vendors, or anonymously. These investigative bodies are not restricted as to when they can meet or conduct investigations, nor limited to any arbitrary budget. All three internal investigative bodies have unrestricted access to Company property, management, and employees. For these reasons, we believe the proposed stockholders investigative committee

would provide an unnecessary, redundant, and duplicative mechanism for reviewing stockholders' complaints, and also properly may be omitted under Rule 14a-8(i)(10).

The Company currently intends to mail definitive proxy materials to its stockholders on or about April 14, 2003, and to deliver preliminary proxy materials to the Commission, if required, on or about March 17, 2003.

We are notifying Mr. Nemeth of our intention of omitting his proposal by forwarding a copy of this letter to him.

We would appreciate the staff's advice as to whether or not it agrees with our opinion as set forth herein.

Should you have any questions in your consideration of this matter, please do not hesitate to contact me.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed (additional) copy of this letter and return it in the enclosed self-addressed envelope. Thank you for your consideration.

Sincerely,

TC/es

Enclosures

cc: Mr. William John Nemeth, Jr.

146 Chestnut Drive
Alabaster, AL 35007

7-13-2002

CEO and Board of Directors
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC STOCKHOLDERS' PROPOSAL – Time to Act

Dear Ladies and Gentlemen:

Please refer to the attached typical SIC proposal. As the Secretary of the corporation is aware, management has failed to place this proposal and similar proposals on the proxy on at least three (3) different occasions during the last 10 years. These omissions to include the SIC proposal on the proxy were clearly to protect some members of management from being exposed for fraud and mismanagement. As you are aware, there is no statue of limitations on fraud. Since the winds of corporate governance is now blowing in the favor of the stockholders and the public at large, please indicate your agreement to place this SIC proposal on the next proxy, or propose some other equitable settlement to this matter.

If you have any questions about this matter or need clarification, don't hesitate in contacting me by telephone (205.620.2936) or by US Postal Service.

Yours very sincerely,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Southern Company Stockholder

CC SEC

ENCLOSURES: Typical SIC Proposal Letter to SCo's Secretary

File: C:\WS\SCO Letter to Board and CEO to Resolve SIC Proposal 7-2002

~~1961 Alton Road, Lot 603N~~
~~Irondale, Alabama 35210~~
146 Chestnut Drive
Alabaster, AL 35007

Copy of Original

11/23/99

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC STOCKHOLDERS' PROPOSAL (Secretary may revise to enhance readability and conciseness)

Dear Mr. Chisholm:

The following *Stockholders' Proposal* would not be necessary if the corporation would develop and submit their own unbiased, independent corruption reporting system. If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper management's mismanagement, corruption, and fraud, *then I will withdraw my SIC proposal. A method to insure that corporate complaints of mismanagement, corruption, and fraud are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal.*

[As reported in the last two years in 1997 and 1998] I regret to inform you that your earlier letters to me contains numerous errors. A few examples of these errors follow:

A. APCo actually has no mechanism to investigate and report cases of upper management's fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.] Management has been clearly shown to be highly unresponsive to numerous stockholders' requests for information and investigations regarding cases of fraud, mismanagement, corruption, and stonewalling. This pattern is continuing.

B. Members of APCo's upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud. Unfortunately, your reply did not effectively address these concerns.

D. My requests to Southern Company's Management that these matters be discussed at the Annual Stockholders' Meetings in 1997 and 1998 were completely ignored, and this might be viewed as ***examples of ongoing fraud and corruption by members of management.***

E. Current Management's Standard Operating Procedure (SOP) of systematically killing Stockholders' Proposals which (if approved by the stockholders) would establish viable mechanisms to systematically investigate cases of corporate and managerial corruption, mismanagement, and fraud has only served to protect the guilty members of management at the stockholders expense. **This continuing practice of covering up corruption clearly makes all members of management conspirators in perpetuating corporate fraud at the expense of the stockholders.**

Basis

During the last eight (8) years or more, The Management of the Southern Company (SCo) has **not** been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include **numerous on-the-job nonspousal sexual activities** between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management's failure to perform its duties has allowed the morale of employees to suffer and management's lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously, a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and other sweetheart deals at the stockholders' expense.

The attached stockholder's proposal is an inexpensive mechanism which has been developed to curb management's abuses by making management responsible to the stockholders for their actions or inactions. Obviously, if management won't investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a larger percentage of the- SIC costs based on their total income from the corporation based on: salary + bonuses + stock options + other corporate perks).

Stock Ownership Information

I own 1637 shares of Southern Company Common Stock. One thousand and six hundred and seventeen (1617) shares are in an IRA account at Waterhouse Securities. ***I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1637 shares] have been held for 7 years or more. As your records will clearly indicate, I have owned Southern Company Stock in my personal accounts since the early 1980s. Proof of my present stockownership was provided to The Southern Company in late 1998. If additional information regarding stockownership is needed, then please contact me immediately.***

Personal Information and Promise to Pursue Proposal

I promise to hold the before-mentioned and described 1637 shares of Southern Company Common Stock through the 2000 Stockholders' Meeting, and I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. These promises shall extend through the 2000 Southern Company Stockholders' Meeting. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.] ***As a long-term holder of Southern Company Common Stock, my continuing, long-term ownership record speaks for itself!***

The SIC Proposal

To make management responsive to management's abuses, a Stockholders' Investigative Committee (SIC) shall be authorized. Yearly, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable working accommodations and staff at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside investigators to assist their investigation. ***All costs associated with SIC's expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the 50 highest paid SCo Executives on a prorated basis (i.e., highest paid members pay the most).***

SIC shall investigate a representative sample of management's responses to stockholders' complaints received during the prior 12 months. The SCO's Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management's responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC's report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a synopsis that shall be attached to each stockholders' proxy. One copy of SIC's complete report shall be provided to each SCo stockholder who makes a written request.

If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer Harris - President of APCo
SEC

ENCLOSURES: Letter to Southern Company CEO and President of APCo

File: Propos99

146 Chestnut Drive
Alabaster, Alabama 35007

JAN 14 2003
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

December 31, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUBJECT: In Support of Stockholders' Investigative Committee (SIC) Proposal - The Southern Company (SO)

Ladies and Gentlemen:

Recently I received a copy of a letter from The Southern Company's Secretary indicating that corporate management is planning to omit (once again) the "Stockholders' Investigative Committee (SIC) Proposal" from the next proxy statement. This letter is the Stockholders' initial response to Secretary's letter. This preliminary response and the subsequent responses will demonstrate clearly that the Secretary's statements are either completely bogus or very misleading. A more detailed letter (i.e., SIC Proposal support letter number two) will be mailed to the SEC by U.S. Postal Service within the next two weeks. In addition, for your convenience, you will receive copies of all SIC proposal correspondence (and drafts) in real-time by e-mail and perhaps by fax.

Based on the Secretary's letter to The SEC, it is clear that management certainly doesn't want to provide the Stockholders with tools that would allow independent investigations into management's self-serving activities. Tragically, the Stockholders are painfully aware of management's cover-ups and deep-sixing of information (at APCo and SCo) and can not afford to allow these and similar activities to continue. If the SCo deteriorates into ENRON, Global Crossing, WorldCom, or similar corporate implosion, then who is going to reimburse the Stockholders for their losses? The SEC (who has allowed management to kill the SIC Proposals)? SCo management's failure to address these issues and to establish a truly viable independent investigative system makes it imperative that the "SIC" be placed on the next proxy statement for the stockholders' consideration. SCo's ongoing tradition of punishing the "bearers of bad news" (i.e., the whistle-blowers) is based on the premise that no viable corporate ethical or ombudsman system exists. This complete lack of candor by management regarding the "SIC" Proposal (as well as the earlier "EMS" Proposal) demonstrates conclusively that management's "in house" investigative structures

are shams established only to protect management from real investigations and were not established to protect the stockholders' interests. ***In the past, stockholders have tendered repeated offers of coordinated investigations, but management wouldn't cooperate at all!*** No, the "Ethics and Business Practices Group" can easily shown to be a farce established by management to obfuscate true independent investigations, and this "in house management directed investigative system" is in no way a substitute for a truly independent investigative system as proposed in the "SIC Proposal." We don't allow criminals to investigate themselves do we? So why should we allow management to "self investigate?" The recent corporate fiascoes at ENRON, Global Crossing, Global Crossing, etc should have taught us that we can't always take statements by management at "full-face value." The SIC Proposal should provide adequate corporate oversight, until corporate governance is greatly enhanced in The SCo and its subsidiaries.

In the past, the SEC has appeared to have a phobia regarding the examination of Stockholders' evidence as well as interviewing Stockholders' witnesses or even providing information regarding SEC witness protection policies. Unfortunately, the SEC has ignored all the Stockholders requests to review the facts supporting management's long-term, ongoing policies of stonewalling and deep-sixing of corporate corruption information. For background information, please refer to your files on this SIC Proposal Case. Ironically, the SEC appears to accept every statement made by management at "full face value!" This double standard is troubling to the Stockholders of The Southern Company who are forced to pay for management's corruption without having the opportunity to establish a mechanism to systematically expose and report corporate corruption as provided in the "SIC Stockholder Proposal."

Although the "CAS" case is a classical, blatant case of Southern Company corporate corruption, mismanagement, and fraud, [unfortunately] this case is only the tip of the iceberg regarding management ongoing wrongdoing. Please note that the "CAS" case was brought to the attention of the stockholders by two alert APCo employees. Obviously, a mechanism needs to be in place in order to automatically report these cases of egregious wrongdoing to the stockholders in a timely manner [i.e., as provided in the SIC Proposal].

Recapping:

A. This is only a preliminary letter or response (additional correspondence is fore coming and will be mailed to the SEC).
B. A mid-January meeting in Birmingham, Alabama, with a SEC Staff member is requested by the stockholders to insure the SEC will not (again) erroneously accept SCo's statements at "full-face value" for the fourth time.
C. It is recommended by the stockholders that the SEC contact the FBI and obtain the files related to the "CAS" case.

D. The Stockholders are requesting a full, independent investigation of this case (i.e., why SCo's management have failed to place the SIC proposal on the proxy three times in the past), and The Stockholders expect the guilty members of management to be prosecuted to the full extent of the law for their fraudulent behavior and activities.

E. The Stockholders are requesting assistance from assistance from LENS, CalPERS, and Council of Institutional Investors (CII) to support The SIC Proposal and to "improved Corporate Governance in the SCo and its subsidiaries."

I am looking forward to a meeting with member(s) of SEC or their staff in the near future. If you have any questions regarding this matter, then please feel free to contact me anytime (by telephone: 205-620-2936 - if I am out, please leave a message - or by e-mail: at wjn4@juno.com or in emergency: williamnemeth@charter.net).

Yours Very Sincerely,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Southern Company Stockholder

cc Council of Institutional Investors (CII)
LENS, Inc.
CalPERS

File: Southern Co - SEC SIC Support Letter - 2003 - letter one

146 Chestnut Drive
Alabaster, Alabama 35007

January 7, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUBJECT: ***Second Letter in Support of SIC Proposal on 2003 Proxy of The Southern Company***

Ladies and Gentlemen:

Please acknowledge the receipt of this letter and the first support letter as soon as possible. The Stockholders of the Southern Company are again insisting that the ***SIC Proposal*** be placed on Southern Company 2003 Stockholders' Proxy for consideration and approval by the Stockholders. Please note that this letter to the SEC is very similar to earlier 1998, 1999, and 2000 SIC Support Letters with one important exception: "the stockholders are requesting a January 2003 meeting with a SEC representative or representatives in the Birmingham area." Some of management's misleading statements need to be discussed "eye-ball to eye-ball." As indicated in the Stockholders SIC Proposal Support Letter number one dated December 31, 2002, Southern Company's Management hasn't made any attempts to establish an independent, viable investigative system. The "in house" investigative systems referred to by management are only shams to protect management from investigation - not to protect the stockholders from fraud and corruption by management. These "in house" investigative systems have failed to provide any pertinent information to stockholders questions about the "CAS" case or any other case or stockholders concerns (e.g., SIC and EMS Proposals) that might be embarrassing to management. Did ENRON's "in house" investigative systems provide ENRON stockholders pertinent information regarding upper management's fraud and corruption? It is clear that without better corporate governance and ethics, an independent investigative system such as SIC is necessary to protect the stockholders from internal fraud and corruption.

The Stockholders continue to be very perplexed that the SEC has allowed Southern Company's vested interests groups (i.e. corrupt members of management and their cronies) to repeatedly "kill several similar earlier proposals" which would have established viable, proactive mechanisms to expose and prevent ongoing, long-term corporate mismanagement, fraud, and corruption. The stockholders' assets have been squandered unnecessarily because of the omission of the previous reform proposals

from the Stockholders Proxy. The existence of SIC would minimize the occurrence of fiascoes such as ENRON, Global Crossing, WorldCom, etc.

Concerns About SEC Lack of Interest in Stockholders' Prospective

Regarding the earlier proposals, the Stockholders are also curious why none of the Stockholders' witnesses were ever contacted or interviewed by SEC investigators? Why was the information provided by (self serving, vested interest) members of management taken at "full face value?" Unfortunately, there is a fundamental element of fairness that is currently missing from the SEC's proposal evaluations. Does the SEC actually read any of the stockholders' correspondence supporting proposals or is this information completely ignored? Is the SEC in the business of perpetuating the vested interests of members of management at the expense of stockholders' interests? Perhaps the SEC is under staffed or just didn't understand the issues. The stockholders are aware of Congress' failure to properly fund the SEC in recent years. To make sure the SEC understands the issues related to the SIC Proposal, an eye-ball to eye-ball January 2003 meeting is requested by the stockholders in the Birmingham area. This meeting is requested only to answer SEC questions and to clarify previously provided information.

Note

The recently received letter from the Secretary of the Southern Company (which is dated December 16, 2002) indicates that upper management is planning to kill the stockholders' SIC proposal again (i.e., refusing to place this corruption investigation, resolution, and reporting proposal on the 2003 proxy). This response by SO Co.'s upper management is an effort to prevent the stockholders from addressing topics of long-term and ongoing fraud, corruption, mismanagement, stonewalling, and deep-sixing of information by Southern Company's Management. ***Obviously - the only individuals to gain from omission of this proposal will be the guilty members of SO Co.'s upper management.*** Note: This Proposed SIC Proposal does nothing more than establish a mechanism to investigate and report corporate corruption to the stockholders. The information provided in the Secretary's recent letter to SEC is at the best "highly misleading" and "at the worst pure fraud." ***In the next section, the two arguments that the Secretary uses to justify omission of this proposal will be shown to be without merit.***

Only Corrupt Members of Southern Company's Management Gain By Omission of SIC Proposal

In his recent letter to the SEC, The Secretary of The Southern Company attempts to make two arguments for omission of this SIC Proposal:

(1) The author of this proposal is a disgruntled employee; and

(2) The author of this proposal will abnormally gain from the passage of the SIC Proposal.

Both of these assertions are completely false on their face. First - the author of this proposal is a long-term Southern Company Stockholder who was also a "model employee" at Alabama Power Co. – and who was laid off as part of a normal workforce reduction in the spring of 1992. Note also that the author owned Southern Company Stock before he was employed at APCo. The author was rewarded with a gift of Southern Company Stock just one year before his layoff for performing an "outstanding service" while working in the quality assurance group of power generation services. The author was denied a modest severance payment (package) because he was reluctant to sign the mandated "release waiver" necessary to obtain the severance payment. This release waiver was established "to hold management harmless" for their irregularities, wrongdoing, corruption, and fraud. Clearly management doesn't have any qualms about using (or withholding) corporate funds to protect themselves.

In 1996, the author was made aware by several Southern System (APCo) employees and stockholders of the large severance payment made to "CAS," after the untimely death of his wife. Alabama Power Company employees informed the author that Mr. "CAS" was involved sexually with several APCo employees "on the job," prior to his wife's untimely, suspicious death. It was reported that some of these sexual activities were recorded by APCo surveillance video cameras. According to witnesses and reports, "The FBI" removed incriminating evidence from Mr. "CAS's" Birmingham APCo office. After the death of Mr. Smith's wife (and the subsequent investigation by the FBI and The DeKalb County Sheriff Department Investigators, and after the information about the on-the-job sexual encounters became widely known), upper management at APCo made a severance payment of approximately $225,000 to Mr. "CAS" to assist him in paying his legal fees. According to my last conversations with the DeKalb Co. Sheriff Investigator assigned to this case, this murder case is still open. Obviously - if management was looking out for the Stockholders' interest, Mr. "CAS" would have been fired for cause (i.e., participating in on-the-job sex with other employees) without receiving any severance payments. This example of poor judgement by upper management exposes the corporation to enormous sexual harassment liabilities, and more importantly sets a very poor example for other employees. Unfortunately, this is not an isolated case of sexual misconduct at APCo - because good sources have reported at least one previous Senior Vice President who caught in various sexual acts (on several occasions) with junior female employees, and this Senior VP was never disciplined... he was just transferred to another Southern Company subsidiary and was given a raise - so much for upper management looking out for The Stockholders' Interests. Reports indicate that a large number of sexual harassment lawsuits have been settled by management over the last 10 years. Some of these (sexual harassment cases and settlements) are clearly linked to management's lackadaisical attitudes regarding the enforcement of corporate guidelines on managerial personnel. ***The before mentioned examples are just the tip of the iceberg at APCo and The Southern Company.*** Since management can refuse to furnish information to individual stockholders regarding these matters, and management has

established a practice of effectively punishing whistle-blowers and bearers of bad news – there is no way for an individual stockholder to effectively investigate, expose, and/or report corporate mismanagement, fraud, and corruption at the present time. Case in Point: Management has refused to furnish any information to the author regarding the "CAS" case -- other than to say that Mr. "CAS" was laid off as part of a normal work force cutback -- which is obviously a lie and this statement completely ignores the blatant violations of ***APCo Written Corporate Guidance and Policy*** by Mr. "CAS" prior to his severance payment.

Based on aforementioned information and because of the lack of any meaningful responses from management, the SIC was drafted to provide the stockholders with a means of uncovering corporate fraud and to help prevent ENRON fiascoes and meltdowns. The SIC simply establishes a system to investigate, expose, and report mismanagement, corruption, and fraud to the stockholders in a timely manner. No individual can abnormally profit by any provision in the SIC proposal. Costs associated with this proposal are nominal. Southern Company's Management has previously refused to acknowledge the author's letter requesting that this topic be thoroughly discussed at the 1998, 1999, or 2000 Stockholders' Meetings. Management has been unresponsive to stockholders attempts to establish any "real" or "viable" stockholders' investigative system.

OBVIOUS CONCLUSIONS

The Secretary's assertion that the author [or any other stockholder, employee, ex-employee, etc.] could abnormally gain from the passage of this SIC Proposal is absurd and not based in fact. The only benefit the author or any other stockholder could derive from the passage of this SIC Proposal is a more responsive and less corrupt upper management. Again the proposal does nothing more than establish a system to investigate, expose, and report ongoing corruption to the stockholders in a timely manner – which is completely lacking under the present stonewalling and deep-sixing management scenario. Can stockholders gain from corporate fraud and corruption that caused the implosions at ENRON, Global Crossing, and WorldCom?

The Secretary's ***assertion that the author is a disgruntled employee has been clearly shown to be completely false on its face.*** The author has not been an employee of any Southern Company Subsidiary since the spring of 1992, and (as previously mentioned) the author left the employment of APCo with an "outstanding work record" as part of a normal workforce reduction. (Note: The author was a stockholder in the Southern Company prior to his employment at APCo.) If the Secretary wants to accurately categorize the author, the title ***of Proactive Stockholder*** would be much more accurate than disgruntled employee.

Although the Southern Company has a well-documented "dismal history of abusing and punishing the "bearers of bad news" and "whistle-blowers," I will consider providing the SEC with the names of several knowledgeable witnesses (who

are still Southern System employees or who are still associated with Southern System employees) if the SEC will protect these individuals from Southern Company Management's retribution. These witnesses are very familiar with the "CAS" case as well as other on-the-job sex activities by members of management, and management's ongoing efforts to stonewall stockholders' investigations and management's activities related to deep-sixing evidence related to these cases. Please inform the stockholders regarding SEC's policies related to witness protection programs as soon as possible.

The Stockholders are anxiously awaiting your response in this matter. Clearly the only parties to benefit from the killing of the SIC Stockholders Proposal are Southern Company's Upper Management and their cronies. Regrettably, The Southern Company's management is no more capable of reforming themselves than the managements of ENRON, Global Crossing, or WorldCom. Regardless of the outcome of the SIC Proposal, the stockholders are requesting a full investigation of the "CAS" case and the management failure to place the SIC Proposal on the proxy in the past (either in 1998, 1999, or 2000) and management's failure to be responsive to stockholders inquiries and concerns. If you have any questions regarding support for the SIC Proposal, then please contact me either by: U.S. Postal Service, telephone 205-620-2936, or email WJN4@JUNO.COM. Please confirm the (Birmingham, Alabama) January meeting date and location with the stockholders as soon as possible. We should be able to clear up any questions at this short, informal meeting. The stockholders suggest a conference room at the Central Downtown Birmingham Library. This meeting is only scheduled to answer SEC questions and to clarify previously provided material.

Note

Yours very sincerely,

(Final) Mailed Copy will be signed

William John Nemeth, Jr.
Long-term Southern Company Stockholder

ENCLOSURES: SO SIC Proposal Support Letter - 2003 - Number One

File: SEC SO SIC Proposal Support Letter - 2003 - Number Two

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 1999

Tommy Chisholm
Secretary and Assistant Treasurer
The Southern Company
270 Peachtree Street, NW
Atlanta, GA 30303

Re: The Southern Company
Incoming letter dated December 22, 1998

Dear Mr. Chisholm:

This is in response to your letter dated December 18, 1998 concerning the shareholder proposal submitted by William John Nemeth, Jr. to Southern. We have also received 19 pieces of correspondence from the proponent concerning this matter. This correspondence bears various dates beginning with November 25, 1998 up to January 28, 1999. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

Enclosures

cc: William John Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, Alabama 35210

February 12, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated December 22, 1998

The proposal mandates that the board form a committee for the purpose of investigating complaints against Southern's management.

There appears to be some basis for your view that the Southern may exclude the proposal under rule 14a-8(i)(4) as having been submitted in furtherance of a personal claim or grievance against Southern. Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Southern relies.

Sincerely,

Dennis Bertron
Attorney-Adviser

Tommy Chisholm
Secretary and
Assistant Treasurer

[illegible] Peachtree Street, N.W.
Suite 2200
Atlanta, Georgia 30303

Tel 404 506 0540
Fax 404 506 0544

SOUTHERN COMPANY
Energy to Serve Your World™

December 22, 1998

DEC 23 1998

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Re: The Southern Company - Omission of Stockholder Proposal Under Rules 14a-8(i)(3), (4), (7), and (10) - Stockholders' Investigative Committee

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are enclosing (i) six copies of a stockholder proposal and statement of support submitted to The Southern Company, a Delaware corporation (the "Company"), by William John Nemeth, Jr. for presentation at the next Annual Meeting of Stockholders of the Company; and (ii) six copies of this letter.

After careful consideration, we believe this proposal may properly be omitted from the proxy material for Southern Company's 1999 Annual Meeting scheduled to be held on May 26, 1999. Omission is proper under Rule 14a-8(i)(4) (as pertaining to a proposal which relates to the redress of a personal claim or grievance), Rule 14a-8(i)(3) (as pertaining to a proposal containing false and misleading statements), Rule 14a-8(i)(7) (as pertaining to the conduct of ordinary business operations), and Rule 14a-8(i)(10) (as pertaining to a proposal which is moot).

Mr. Nemeth's current proposal is identical to his proposal for consideration at the 1998 Annual Meeting which was excluded pursuant to Rule 14a-8(c)(4) [now Rule 14a-8(i)(4)]. See, The Southern Company (March 10, 1998) in which the Staff concurred that the Company had grounds to omit Mr. Nemeth's 1998 proposal under Rule 14a-8(c)(4) "as having been submitted in furtherance of a personal claim or grievance against the Company."

We believe the proposal is once again properly excludable pursuant to Rule 14a-8(i)(4) as it is designed to provide a forum for numerous claims raised

by the proponent during the past six years. Mr. Nemeth, a disgruntled former employee of Alabama Power Company ("Alabama"), a subsidiary of the Company, was separated from Alabama in March, 1992, as part of a reduction in force, and declined to accept severance compensation within the prescribed time period.

Subsequently, he has sent the Company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance, including a stockholder proposal for consideration at the 1994 Annual Meeting which was excluded pursuant to this rule. See also, The Southern Company (March 21, 1994), in which the Staff concurred that the Company had grounds to omit Mr. Nemeth's 1994 proposal under Rule 14a-8(c)(4) "as having been submitted in furtherance of a personal claim or grievance against the Company." The Staff noted that the Commission had "received 16 pieces of correspondence from March 12, 1993 to February 22, 1994, from the proponent concerning this matter."

In a letter dated January 8, 1993, Mr. Nemeth stated that "[t]he tentative costs for settlement after January 13, 1993, will be the voluntary severance package plus Mr. Jones's rate of salary beginning 04/03/92 and continuing until the payment is received." Mr. Jones was a vice president at Alabama. The proponent's stockholder proposal for consideration at the 1994 Annual Meeting would employee grievance system providing that "substantial penalties" be levied against "guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employee(s)," have mandated an including Mr. Nemeth.

In a letter dated February 9, 1993, to the Company's board of directors, Mr. Nemeth advised that he was "passing out handouts trying to mobilize the rate-payers and stockholders of the Southern Company." He also requested that one fourth of the salaries "of each member of management [above the level of first line supervisor]" be placed in a special escrow account to satisfy personal claims of terminated employees, including himself. See, The Southern Company (March 21, 1994).

The current proposal mandating the formation of a committee of stockholders to investigate stockholders' complaints and funded by deductions from the compensation of the "50 highest paid SCo Executives" is couched in

terms superficially appearing to be of general interest to stockholders, but designed to provide a forum for his personal grievances with retaliatory penalties against the Company's senior management. This is another in a series of steps relating to the proponent's long-standing grievance against the Company. It is a continuing attempt to use the shareholder communications process to advance his personal interest in harassing and embarrassing the Company. See, Pyramid Technology Corporation (November 4, 1994). Clearly, the proposal also properly may be omitted under Rule 14a-8(i)(4).

In addition, the opening sentence of Mr. Nemeth's proposal reads: "To make management responsive to management's abuses, a Stockholders's Investigative Committee (SIC) shall be authorized." We are of the view that the proposal is properly excludable pursuant to Rule 14a-8(i)(3) as false and misleading to the extent that it implies management abuses and lack of responsiveness.

We also believe the proposal is properly excludable pursuant to Rule 14a-8(i)(7) as it deals with matters relating to the ordinary business operations of the Company. Management is responsible for business operations, including initiating investigations of alleged wrongdoing, regardless of the source of such allegations. Management is answerable to the Audit Committee of the board of directors in investigating allegations such as those of the proponent, and reporting its findings to the Committee. Also, the method of funding the proposal by deducting compensation from certain members of management interferes with the Company's ordinary business in determining the compensation of its employees. For these reasons, the proposal also properly may be omitted under Rule 14a-8(i)(7).

We further believe the proposal is properly excludable pursuant to Rule 14a-8(i)(10) as being moot. As Mr. Robert A. Buettner, Senior Vice President and Counsel, Alabama, indicated in his October 17, 1997, letter to Mr. Nemeth, (a copy of which was enclosed with our January 22, 1998, letter to the Commission regarding his 1998 proposal) "allegations of fraud, mismanagement, and corruption within the company are investigated by one of the following three groups -- Corporate Security, Internal Auditing, or the Ethics and Business Practices Group."

The Ethics and Business Practices Group is an internal corporate concerns (or ombudsman's) office which investigates concerns about the ethics

and business practices of management and employees, whether those concerns are raised by employees, customers, stockholders, vendors, or anonymously. These investigative bodies are not restricted as to when they can meet or conduct investigations, nor limited to any arbitrary budget. All three internal investigative bodies have unrestricted access to Company property, management, and employees. For these reasons, we believe the proposed stockholders investigative committee would provide an unnecessary, redundant, and duplicative mechanism for reviewing stockholders' complaints, and also properly may be omitted under Rule 14a-8(i)(10).

The Company currently intends to mail definitive proxy materials to its stockholders on or about April 12, 1999, and to deliver preliminary proxy materials to the Commission, if required, on or about March 17, 1998.

We are notifying Mr. Nemeth of our intention of omitting his proposal by forwarding a copy of this letter to him.

We would appreciate the staff's advice as to whether or not it agrees with our opinion as set forth herein.

Should you have any questions in your consideration of this matter, please do not hesitate to contact me.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed (additional) copy of this letter and return it in the enclosed self-addressed envelope. Thank you for your consideration.

Sincerely yours,

TC

Enclosures

cc: Mr. William John Nemeth, Jr.

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

11/13/98

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC STOCKHOLDERS' PROPOSAL (Secretary may revise to enhance readability and conciseness)

Dear Mr. Chisholm:

The following Stockholders' Proposal would not be necessary if the corporation would develop and submit their own unbiased, independent corruption reporting system. "If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper managements mismanagement, corruption, and fraud, ***then I will withdraw my SIC proposal.*** ***A method to insure that corporate complaints of mismanagement, corruption, and fraud are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal."***

[As reported last year in 1997] I regret to inform you that your earlier letter to me which was dated 11/11/97 contains several errors:

A. APCo actually has no mechanism to investigate and report cases of upper management's fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.]

B. Members of APCo's upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud.

D. My requests to Southern Company's Management that these matters be discussed at the Annual Stockholders' Meetings in May, 1997, and in May, 1998, were "completely ignored" and this might be viewed as ***examples of ongoing fraud and corruption by members of management.***

E. Current Management's Standard Operating Procedure (SOP) of systematically "killing Stockholders' Proposals" which (if approved by the stockholders) would establish viable mechanisms to systematically investigate cases of corporate and managerial corruption, mismanagement, and fraud has only served to protect the guilty members of management at the stockholders' expense **This continuing practice of covering up corruption clearly makes all members of management accomplices in perpetuating corporate fraud at the expense of the stockholders.**

Basis

During the last seven (8) years or more, The Management of the Southern Company (SCo) has not been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include "**numerous on-the-job nonspousal sexual activities**" between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management's failure to perform its duties has allowed the morale of employees to suffer and management's lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and "other sweetheart deals" at the stockholders' expense.

The attached stockholder's proposal is an inexpensive mechanism which has been developed to curb management's abuses by making management responsible to the stockholders for their actions "or inactions." Obviously, if management won't investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a larger percentage of the- SIC costs based on their total income from the corporation based on: salary + bonuses + stock options + other corporate perks).

Stock Ownership Information

I own 1637 shares of Southern Company Common Stock. One thousand and six hundred and seventeen (1617) shares are in an IRA account at Waterhouse Securities. I have asked Waterhouse Securities to provide the Secretary of Southern Company with any additional information that is needed concerning my Southern Company Stock Ownership. Waterhouse Securities can be contacted by phoning: (205) 323-0488 or writing: Waterhouse Securities, Inc., 2001 Park Place, Birmingham, Alabama 35203. The other twenty (20) shares of Southern Company Common Stock is in my name, and since the corporate mails me quarterly dividend checks at my current address, I will assume that this ownership is "self evident." ***I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1637 shares] have been held for 6 years or more.***

Personal Information and Promise to Pursue Proposal

I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.]

The SIC Proposal

To make management responsive to management's abuses, a Stockholders's Investigative Committee (SIC) shall be authorized. Yearly, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable "working accommodations and staff" at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside investigators to assist their investigation. ***All costs associated with SIC's expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the "50 highest paid SCo Executives" on a prorated basis (i.e., highest paid members pay the most).***

SIC shall investigate "a sample of management's responses to stockholders' complaints received during the prior 12 months." The SCo's Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management's responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC's report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a "synopsis" that shall be attached to each stockholders' proxy. One copy of SIC's complete report shall be provided to each SCo stockholder who makes a written request.

If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer Harris - President of APCo
SEC

ENCLOSURES: Letter to Southern Company CEO and President of APCo

File: Propos98

Secretary may revise to enhance readability and conciseness

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/06/98

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
~~270 Peachtree Street, NW~~
Atlanta, Georgia 30303

SUBJECT: SIC STOCKHOLDERS' PROPOSAL (Secretary may revise to enhance readability and conciseness)

Dear Mr. Chisholm:

The following Stockholders' Proposal would not be necessary if the corporation would develop and submit their own unbiased, independent corruption reporting system. "If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper management's mismanagement, corruption, and fraud, ***then I will withdraw my SIC proposal.*** ***A method to insure that corporate complaints of mismanagement, corruption, and fraud are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal.***"

[As reported last year in 1997] I regret to inform you that your earlier letter to me which was dated 11/11/97 contains several errors:

A. APCo actually has no mechanism to investigate and report cases of upper management's fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.]

B. Members of APCo's upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud.

D. My requests to Southern Company's Management that these matters be discussed at the Annual Stockholders' Meetings in May, 1997, and in May, 1998, were "completely ignored" and this might be viewed as ***examples of ongoing fraud and corruption by members of management.***

E. Current Management's Standard Operating Procedure (SOP) of systematically "killing Stockholders' Proposals" which (if approved by the stockholders) would establish viable mechanisms to systematically investigate cases of corporate and managerial corruption, mismanagement, and fraud has only served to protect the guilty members of management at the stockholders' expense. **This continuing practice of covering up**

Secretary may revise to enhance readability and conciseness

corruption clearly makes all members of management accomplices in perpetuating corporate fraud at the expense of the stockholders.

Basis

During the last eight (8) years or more, The Management of the Southern Company (SCo) has not been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include "**numerous on-the-job nonspousal sexual activities**" between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management's failure to perform its duties has allowed the morale of employees to suffer and management's lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and "other sweetheart deals" at the stockholders' expense.

The attached stockholder's proposal is an inexpensive mechanism which has been developed to curb management's abuses by making management responsible to the stockholders for their actions "or inactions." Obviously, if management won't investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a larger percentage of the- SIC costs based on their total income from the corporation based on: salary + bonuses + stock options + other corporate perks).

Stock Ownership Information

I own 1637 shares of Southern Company Common Stock. One thousand and six hundred and seventeen (1617) shares are in an IRA account at Waterhouse Securities. ***Please refer to the attached letter from Ms. Courtney Welch at Waterhouse Securities for more information regarding this ownership.*** I have asked Waterhouse Securities to provide the Secretary of Southern Company with any additional information that is needed concerning my Southern Company Stock Ownership. Waterhouse Securities can be contacted by phoning: (205) 323-0488 or writing: Waterhouse Securities, Inc., 2001 Park Place, Birmingham, Alabama 35203. The other twenty (20) shares of Southern Company Common Stock is in my name, and since the corporate mails me quarterly dividend checks at my current address, I will assume that this ownership is "self evident." ***I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1637 shares] have been held for 6 years or more.***

Personal Information and Promise to Pursue Proposal

I promise to hold the before-mentioned and described 1637 shares of Southern Company Common Stock through the 1999 Stockholders' Meeting, and I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. These promises shall extend through the 1999 Southern Company Stockholders' Meeting. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.] ***As a long-term holder of Southern Company Common Stock, my continuing, long-term ownership record speaks for itself!***

Secretary may revise to enhance readability and conciseness

Secretary may revise to enhance readability and conciseness

The SIC Proposal

To make management responsive to management's abuses, a Stockholders' Investigative Committee (SIC) shall be authorized. Yearly, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable "working accommodations and staff" at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside investigators to assist their investigation. ***All costs associated with SIC's expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the "50 highest paid SCo Executives" on a prorated basis (i.e., highest paid members pay the most).***

SIC shall investigate "a sample of management's responses to stockholders' complaints received during the prior 12 months." The SCo's Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management's responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC's report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a "synopsis" that shall be attached to each stockholders' proxy. One copy of SIC's complete report shall be provided to each SCo stockholder who makes a written request.

If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer Harris - President of APCo
SEC

ENCLOSURES: Letter to Southern Company CEO and President of APCo and Ownership Letter from Waterhouse Securities.

File: Propos98_Final

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Subject: Southern Company Stonewalling regarding corruption, fraud, and mismanagement continues...

From:
William John Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, Alabama 35210
205.956.5780
wjn4@juno.com
Long-term Southern Company Stockholder

RE: Killing of the SIC proposal two years in a row by the management of the Southern Company.

To: CEO and Southern Company Board of Directors of The Southern Company.

The stockholders are highly disappointed in your continuing, ongoing stonewalling regarding this matter. Management's lack of responsiveness and candor regarding this matter are also a continuing concern to the stockholders.

Please place the following stockholders' proposal on the next Southern Company proxy. If you continue to stonewall this request, then the stockholders will have no choice but to seek legal action.

It is disturbing that the management of the Southern Co. has never provided a meaningful response to numerous inquiries into this matter...

*** Third Request for this information ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

10/09/97

Mr. Elmer Harris, President
Alabama Power Company
P.O. Box 242
Birmingham, Alabama 35292

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement Concerns

Dear Mr. Harris:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and corruption by members of management? Especially fraud, misman-

agement, and corruption related to senior members of management's use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible!

Yours very sincerely,

William John Nemeth, Jr.
Southern Company Stockholder

File: S100997.asc

*** Third Request for this information ***
*** Second Request to A. W. Dahlberg and Board of Directors ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

10/18/97

Mr. A. W. Dahlberg CEO and
The Board of Directors
Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement

Concerns

Dear Mr. Dahlberg:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and corruption by members of management? Especially fraud, mismanagement, and corruption related to senior members of management's use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible! I still haven't received a response from you or your Southern Company Staff

regarding my
earlier request that this manner be discussed at the annual stockholders' meeting held in
May, 1997. Based on this delay, I can only assume that you are satisfied with the
inept, corrupt, self-serving leadership at Alabama Power Company. If a satisfactory
resolution is not proposed and received by November 15, 1997, legal action or a
stockholder proposal will result. A stockholder shouldn't have to wait over 6 months to
get a response from The Southern Company Management!

Yours very sincerely,

William John Nemeth, Jr.
Southern Company Stockholder

File: S101897.ltr

*** Second Request to A. W. Dahlberg and Board of Directors ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

To: Mr. Elmer Harris - President of Alabama Power Company and
other Southern Company Stockholders

Comment: Postcard mailed to Southern Co. CEO on 5/8/97.

A very serious matter has been brought to my attention: $200,000
severance payment to C.A.S. - 1995 - an employee of APCo - where
an FBI probe linked Mr. S. to "on the job sexual activities" with
other APCo employee(s)... As a stockholder, I am requesting
that the stockholders be reimbursed from the salaries of responsi-
ble members of upper management as soon as possible for this and
other ridiculous severance payments. I am also requesting that
this matter be discussed at the upcoming 1997 stockholders'

meet-
ing in order to prevent future occurrences of this type of
misman-
agement and fraud by upper managements of both Alabama
Power
Company and The Southern Company.

I am encouraging all Southern Company Stockholders to request
that
this matter be investigated and aired at the upcoming
Stockhold-
ers' Meeting. We don't need to feed 900 pound Gorillas
that
aren't working in our best interest...

Yours very truly,

William John Nemeth, Jr. Southern Company Stockholder 5/8/97

Contact the FBI for case information and details...

See attached files for background information.

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/06/98

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC STOCKHOLDERS? PROPOSAL (Secretary may revise to enhance readability and conciseness)

Dear Mr. Chisholm:

The following Stockholders? Proposal would not be necessary if the corporation would develop and submit their own unbiased, independent corruption reporting system. ?If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper management?s mismanagement, corruption, and fraud, then I will withdraw my SIC proposal. A method to insure that corporate complaints of mismanagement, corruption, and fraud

are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal.?

[As reported last year in 1997] I regret to inform you that your earlier letter to me which was dated 11/11/97 contains several errors:

A. APCo actually has no mechanism to investigate and report cases of upper management?s fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.]

B. Members of APCo?s upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud.

D. My requests to Southern Company?s Management that these matters be discussed at the Annual Stockholders? Meetings in May, 1997, and in May, 1998, were ?completely ignored? and this might be viewed as examples of ongoing fraud and corruption by members of management.

E. Current Management?s Standard Operating Procedure (SOP) of systematically ?killing Stockholders? Proposals? which (if approved by the stockholders) would establish viable mechanisms to systematically investigate cases of corporate and managerial corruption, mismanagement, and fraud has only served to protect the guilty members of management at the stockholders? expense. This continuing practice of covering up corruption clearly makes all members of management accomplices in perpetuating corporate fraud at the expense of the stockholders.

Basis

During the last eight (8) years or more, The Management of the Southern Company (SCo) has not been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include ?numerous on-the-job nonspousal sexual activities? between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management?s failure to perform its duties has allowed the morale of employees to suffer and management?s lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and ?other sweetheart deals? at the stockholders? expense.

The attached stockholder?s proposal is an inexpensive mechanism which has been developed to curb management?s abuses by making management responsible to the stockholders for their actions ?or inactions.? Obviously, if management won?t investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a larger percentage of the- SIC costs based on their total income from the corporation based on: salary + bonuses + stock options + other corporate perks).

Stock Ownership Information

I own 1637 shares of Southern Company Common Stock. One thousand and six hundred and seventeen (1617) shares are in an IRA account at Waterhouse Securities. Please refer to the attached letter from Ms. Courtney Welch at Waterhouse Securities for more information regarding this ownership. I have asked Waterhouse Securities to provide the Secretary of Southern Company with any additional information that is needed concerning my Southern Company Stock Ownership. Waterhouse Securities can be contacted by phoning: (205) 323-0488 or writing: Waterhouse Securities, Inc., 2001 Park Place, Birmingham, Alabama 35203. The other twenty (20) shares of Southern Company Common Stock is in my name, and since the corporate mails me quarterly dividend checks at my current address, I will assume that this ownership is ?self evident.? I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1637 shares] have been held for 6 years or more.

Personal Information and Promise to Pursue Proposal

I promise to hold the before-mentioned and described 1637 shares of Southern Company Common Stock through the 1999 Stockholders' Meeting, and I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. These promises shall extend through the 1999 Southern Company Stockholders' Meeting. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.] As a long-term holder of Southern Company Common Stock, my continuing, long-term ownership record speaks for itself!

The SIC Proposal

To make management responsive to management?s abuses, a Stockholders' Investigative Committee (SIC) shall be authorized. Yearly, SIC members

shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable ?working accommodations and staff? at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside investigators to assist their investigation. All costs associated with SIC?s expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the ?50 highest paid SCo Executives? on a prorated basis (i.e., highest paid members pay the most).

SIC shall investigate ?a sample of management?s responses to stockholders? complaints received during the prior 12 months.? The SCo?s Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management?s responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC?s report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a ?synopsis? that shall be attached to each stockholders? proxy. One copy of SIC?s complete report shall be provided to each SCo stockholder who makes a written request.

If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer Harris - President of APCo
SEC

ENCLOSURES:Letter to Southern Company CEO and President of APCo and Ownership Letter from Waterhouse Securities.

File: Propos98_Final
Letter to Secretary of The Southern Company - SIC Proposal [11/25/98 - revised 12/06/98 - FINAL] Page: 3 of 3
Secretary may revise to enhance readability and conciseness

So120698.doc S060898.doc S100997.doc S101897.doc SO040199.doc

SO0415.doc S050997A.doc 1207pr~1.doc

-----Original Message-----

From: wjn4@juno.com [SMTP:wjn4@juno.com]
Sent: Saturday, October 16, 1999 9:10 AM
To: WKMooney@southernco.com; web@southernco.com; webmaster@southernco.com; postmaster@southernco.com
Cc: comments@trs.state.tx.us; communit@nystrs.state.ny.us; mailbox@postherald.com; HARRMA@consumer.org; atlanta@sec.gov; q&a@ajc.com; journal@ajc.com; rhetagj@aol.com; cii@ciicentral.com
Subject: Southern Company Stockholders are disappointed in management's stonewalling and fraud...

From:
William John Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, Alabama 35210
205.956.5780
wjn4@juno.com
Long-term Southern Company Stockholder

RE: Killing of the SIC proposal two years in a row by the management of the Southern Company.

To: CEO and Southern Company Board of Directors of The Southern Company.

The stockholders are disappointed in your stonewalling regarding this matter.

Please place the following stockholders' proposal on the next Southern Company proxy. If you continue to stonewall this request, then the stockholders will have no choice but to seek legal action.

It is disturbing that the management of the Southern Co. has never provided a meaningful response to numerous inquiries into this matter...*** Third Request for this information ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

10/09/97

Mr. Elmer Harris, President
Alabama Power Company
P.O. Box 242
Birmingham, Alabama 35292

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement Concerns

Dear Mr. Harris:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and corruption by members of management? Especially fraud, mismanagement, and corruption related to senior members of management's use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible!

Yours very sincerely,

William John Nemeth, Jr.
Southern Company Stockholder

File: S100997.asc

*** Third Request for this information ***
*** Second Request to A. W. Dahlberg and Board of Directors ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

10/18/97

Mr. A. W. Dahlberg CEO and
The Board of Directors
Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement

Concerns

Dear Mr. Dahlberg:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and

corruption by members of management? Especially fraud, mismanagement, and corruption related to senior members of management's

use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible! I still haven't received a response from you or your Southern Company Staff regarding my earlier request that this manner be discussed at the annual stockholders' meeting held in May, 1997. Based on this delay, I can only assume that you are satisfied with the inept, corrupt, self-serving leadership at Alabama Power Company. If a satisfactory resolution is not proposed and received by November 15, 1997, legal action or a stockholder proposal will result. A stockholder shouldn't have to wait over 6 months to get a response from The Southern Company Management!

Yours very sincerely,

William John Nemeth, Jr.
Southern Company Stockholder

File: S101897.ltr

*** Second Request to A. W. Dahlberg and Board of Directors ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

To: Mr. Elmer Harris - President of Alabama Power Company and
other Southern Company Stockholders

Comment: Postcard mailed to Southern Co. CEO on 5/8/97.

A very serious matter has been brought to my attention: $200,000 severance payment to C.A.S. - 1995 - an employee of APCo - where an FBI probe linked Mr. S. to "on the job sexual activities" with other APCo employee(s)... As a stockholder, I am requesting that the stockholders be reimbursed from the salaries of responsible members of upper management as soon as possible for this and other ridiculous severance payments. I am also requesting that this matter be discussed at the upcoming 1997 stockholders' meeting in order to prevent future occurrences of this type of mismanagement and fraud by upper managements of both Alabama Power Company and The Southern Company.

I am encouraging all Southern Company Stockholders to request that this matter be investigated and aired at the upcoming Stockholders' Meeting. We don't need to feed 900 pound Gorillas that aren't working in our best interest...

Yours very truly,

William John Nemeth, Jr. Southern Company Stockholder 5/8/97

Contact the FBI for case information and details...

See attached files for background information.

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/06/98

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC STOCKHOLDERS? PROPOSAL (Secretary may revise to enhance readability and conciseness)

Dear Mr. Chisholm:

The following Stockholders? Proposal would not be necessary if the corporation would develop and submit their own unbiased, independent corruption reporting system. ?If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper management?s mismanagement, corruption, and fraud, then I will withdraw my SIC proposal. A method to insure that corporate complaints of mismanagement, corruption, and fraud are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal.?

[As reported last year in 1997] I regret to inform you that your earlier letter to me which was dated 11/11/97 contains several errors:

A. APCo actually has no mechanism to investigate and report cases of upper management?s fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.]

B. Members of APCo?s upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud.

D. My requests to Southern Company?s Management that these matters be discussed at the Annual Stockholders? Meetings in May, 1997, and in May, 1998, were ?completely ignored? and this might be viewed as examples of ongoing fraud and corruption by members of management.

E. Current Management?s Standard Operating Procedure (SOP) of systematically ?killing Stockholders? Proposals? which (if approved by the stockholders) would establish viable mechanisms to systematically investigate cases of corporate and managerial corruption, mismanagement, and fraud has only served to protect the guilty members of management at the stockholders? expense. This continuing practice of covering up corruption clearly makes all members of management accomplices in perpetuating corporate fraud at the expense of the stockholders.

Basis

During the last eight (8) years or more, The Management of the Southern Company (SCo) has not been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include ?numerous on-the-job nonspousal sexual activities? between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management?s failure to perform its duties has allowed the morale of employees to suffer and management?s lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and ?other sweetheart deals? at the stockholders? expense.

The attached stockholder?s proposal is an inexpensive mechanism which has been developed to curb management?s abuses by making management responsible to the stockholders for their actions ?or inactions.? Obviously, if management won?t investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a larger percentage of the- SIC costs based on their total income from the corporation based on: salary + bonuses + stock options + other corporate

perks).

Stock Ownership Information

I own 1637 shares of Southern Company Common Stock. One thousand and six hundred and seventeen (1617) shares are in an IRA account at Waterhouse Securities. Please refer to the attached letter from Ms. Courtney Welch at Waterhouse Securities for more information regarding this ownership. I have asked Waterhouse Securities to provide the Secretary of Southern Company with any additional information that is needed concerning my Southern Company Stock Ownership. Waterhouse Securities can be contacted by phoning: (205) 323-0488 or writing: Waterhouse Securities, Inc., 2001 Park Place, Birmingham, Alabama 35203. The other twenty (20) shares of Southern Company Common Stock is in my name, and since the corporate mails me quarterly dividend checks at my current address, I will assume that this ownership is ?self evident.? I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1637 shares] have been held for 6 years or more.

Personal Information and Promise to Pursue Proposal

I promise to hold the before-mentioned and described 1637 shares of Southern Company Common Stock through the 1999 Stockholders' Meeting, and I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. These promises shall extend through the 1999 Southern Company Stockholders' Meeting. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.] As a long-term holder of Southern Company Common Stock, my continuing, long-term ownership record speaks for itself!

The SIC Proposal

To make management responsive to management?s abuses, a Stockholders' Investigative Committee (SIC) shall be authorized. Yearly, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable ?working accommodations and staff? at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside

investigators to assist their investigation. All costs associated with SIC?s expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the ?50 highest paid SCo Executives? on a prorated basis (i.e., highest paid members pay the most).

SIC shall investigate ?a sample of management?s responses to stockholders? complaints received during the prior 12 months.? The SCo?s Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management?s responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC?s report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a ?synopsis? that shall be attached to each stockholders? proxy. One copy of SIC?s complete report shall be provided to each SCo stockholder who makes a written request.

If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer Harris - President of APCo
SEC

ENCLOSURES:Letter to Southern Company CEO and President of APCo and Ownership Letter from Waterhouse Securities.

File: Propos98_Final
Letter to Secretary of The Southern Company - SIC Proposal [11/25/98 - revised 12/06/98 - FINAL] Page: 3 of 3
Secretary may revise to enhance readability and conciseness


1207pr~1.doc
S101897.doc
So120698.doc
S100997.doc
SO040199.doc
S050997A.doc

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

10/18/97

Mr. A. W. Dahlberg CEO and
The Board of Directors
Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement Concerns

Dear Mr. Dahlberg:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and corruption by members of management? Especially fraud, mismanagement, and corruption related to senior members of management's use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible! I still haven=t received a response from you or your Southern Company Staff regarding my earlier request that this manner be discussed at the annual stockholders= meeting held in May, 1997. Based on this delay, I can only assume that you are satisfied with the inept, corrupt, self-serving leadership at Alabama Power Company. ***If a satisfactory resolution is not proposed and received by November 15, 1997, legal action or a stockholder proposal will result. A stockholder shouldn=t have to wait over 6 months to get a response from The Southern Company Management!***

Yours very sincerely,

William John Nemeth, Jr.
Southern Company Stockholder

File: S101897.ltr

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/06/98

Mr. Tommy Chisholm
Secretary of Southern Company
270 Peachtree Street, NW
Suite 2200
Atlanta, Georgia 30303

SUBJECT: Revisions to SIC Proposal Completed as Requested

Dear Mr. Chisholm:

I recently received your letter which was dated November 20, 1998, and which was "post marked in Atlanta on November 25, 1998." [Information on the envelope indicates that your letter left Atlanta in the early morning of 11/28/98.] Since I have been out of town for a few days, and I didn't received your letter until this weekend, and I have immediately responded to your recommendations to revise the ***"Personal Information and Promise to Pursue Proposal Section"*** of my SIC Stockholders' Proposal which has been mailed, e-mailed, and faxed to you and the President of Alabama Power Company several times since the middle of November, 1998. Your letter is the first response that I have received from either ***The Southern Company*** or ***Alabama Power Company*** regarding this keystone, quintessential SIC Stockholders' Proposal.

For your reviewing convenience, the revised section is reproduced below:

Personal Information and Promise to Pursue Proposal

I promise to hold the before-mentioned and described 1637 shares of Southern Company Common Stock through the 1999 Stockholders' Meeting, and I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. These promises shall extend through the 1999 Southern Company Stockholders' Meeting. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.] ***As a long-term holder of Southern Company Common Stock, my continuing, long-term ownership record speaks for itself!***

A copy of the revised, complete SIC Proposal is attached for your convenience. One minor typo was corrected (i.e., "seven" changed to "eight"). Your corrections, suggestions, and comments are greatly appreciated. If you need additional information, please do not hesitate in contacting me by phone (205.956.5780) or by written correspondence.

Your humble servant,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSURE: Copy of Revised SIC Stockholders' Proposal

File: SO120698

*** Third Request for this information ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

10/09/97

Mr. Elmer Harris, President
Alabama Power Company
P.O. Box 242
Birmingham, Alabama 35292

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement Concerns

Dear Mr. Harris:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and corruption by members of management? ***Especially fraud, mismanagement, and corruption related to senior members of management's use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].***

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible!

Yours very sincerely,

William John Nemeth, Jr.
Southern Company Stockholder

File: S100997.asc

*** Third Request for this information ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

To: Mr. Elmer Harris - President of Alabama Power Company and other Southern Company Stockholders

Comment: Postcard mailed to Southern Co. CEO on 5/8/97.

A very serious matter has been brought to my attention: $200,000 severance payment to C.A.S. - 1995 - an employee of APCo - where an FBI probe linked Mr. S. to "on the job sexual activities" with other APCo employee(s)... As a stockholder, I am requesting that the stockholders be reimbursed from the salaries of responsible members of upper management as soon as possible for this and other ridiculous severance payments. I am also requesting that this matter be discussed at the upcoming 1997 stockholders' meeting in order to prevent future occurrences of this type of mismanagement and fraud by upper managements of both Alabama Power Company and The Southern Company.

I am encouraging all Southern Company Stockholders to request that this matter be investigated and aired at the upcoming Stockholders' Meeting. We don't need to feed 900 pound Gorillas that aren't working in our best interest...

Yours very truly,

William John Nemeth, Jr. ,Southern Company Stockholder 5/8/97

Contact the FBI for case information and details...

Tommy Chisholm

SOUTHERN COMPANY

Energy to Serve Your World

April 23, 1999

Mr. William J. Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

You've asked that a specific item be placed on the agenda of Southern's Annual Meeting of Stockholders. While that practice is not followed at the Annual Meeting, there will be time scheduled for a question and answer period. During that time stockholders or their proxy may ask questions that are relevant to the operations of the Company.

Sincerely,

TC/es

1961 Alton Road, Lot 603 N
Irondale, Alabama 35210

04/01/99

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

**SUBJECT: STOCKHOLDERS ARE REQUESTING THAT THE
DISCUSSED AT 1999 ANNUAL STOCKHOLDERS MEET**

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power C inappropriate severance payments which were made to cronies of upper Headquarters in Birmingham, Alabama. In my earlier correspondence to independent investigation of these improper activities and payments, and annual stockholders meetings. [Attached is last year's letter requesting a [illegible] *these requests were ever honored! Numerous inquires into this management over the last three (3) years, and the stockholders are management has been attempting to hide from the stockholders.*

I have made many requests for thorough investigations into this mat corruption, and fraudulent activities at Southern Company and its subsidia thorough, independent investigation [illegible] Southern Company's upper Ma *to establish a viable mechanism which would automatically investi Stockholders Investigative Committee (SIC) [illegible]* on the 1998 proxy and 1999 proxy for approval by the stockholders. Unf Southern Company is planning to [illegible] proposal from this year

Why are the stockholders being disenfranchised? Why is Southern Company Upper Management continuing to cover up ongoing upper mana stockholders are requesting a thorough investigation into the killing of the this matter be discussed [illegible] *schedule a minimum o minutes for a discussion of this matter. The Stockholders will be management has chosen to stonewall this matter for three (3) years requests for timely inves[illegible] response is requested.*

If you need additional information, please do not hes (205.956.5780) or by written correspondence.

Very sincerely yours,

William John Nemeth, Jr.
Long-Term Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSURES: Request Letter: Investigation of Killing of SIC Proposal

File: SO040199

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

04/15/98

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECTS: STOCKHOLDERS ARE REQUESTING THAT T
DISCUSSED AST ATNHNSU XE ASRT OCKHOLDERS MEETING

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama P
you of large inappropriate severance payments which were mad
in sexual acts at APCo's Headquarters in Birmingham, Alabama
thorough, independent investigation of these improper activities a
discussed at last year's annNuealrtbeorcakhoidesres meeaetisgs *were hon*

I have made many requests for thorough investigations into
mismanagement, corruption, and fraudulent activities at Souther
Unfortunately, all of my requests for thorough, independent inves
Southern Company's *Uhpapne eMfoamtrgeems eanbtlish a viable mechanis*
automatically investigate these matters, I drafted and submitte
*(SIC) Proposal in tHJen Foartluonfa 1e9919 7fo*r the stockholders, the Secre
planning to omit this proposal from this year's proxy.

Why are the stockholders being disenfranchisedWdhoyfisheir
Southern Company Upper Management continuing to cover up o
corruption, and fraud? The stockholders are requesting a thorou
and the stockholders are requesting that this matter be discusse
meeting.

If you need additional information, please do not h
(205.956.5780) or by written correspondence.

Very sincerely yours,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSUCRopEy: of SIC Proposal

File: SO0415

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

Secretary Chisholm

04/01/99

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE DISCUSSED AT 1999 ANNUAL STOCKHOLDERS MEETING

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, informing you of large inappropriate severance payments which were made to cronies of upper management who were caught in sexual acts at APCo's Headquarters in Birmingham, Alabama. In my earlier correspondence to you regarding this matter, I requested a thorough, independent investigation of these improper activities and payments, and I requested that this matter be discussed at the last two annual stockholders meetings. [Attached is last year's letter requesting a discussion at the stockholders' meeting.] ***None of these requests were ever honored! Numerous inquires into this matter have been completely ignored by upper management over the last three (3) years, and the stockholders are getting very curious about the information management has been attempting to hide from the stockholders.***

I have made many requests for thorough investigations into this matter and similar matters of mismanagement, corruption, and fraudulent activities at Southern Company and its subsidiaries over the years. Unfortunately, all of my requests for thorough, independent investigations have been completely ignored by Southern Company's Upper Management. ***In an effort to establish a viable mechanism which would automatically investigate these matters, I drafted and submitted a Stockholders' Investigative Committee (SIC) Proposal in the Fall of 1997.*** This SIC Proposal was submitted for placement on the 1998 proxy and 1999 proxy for approval by the stockholders. Unfortunately for the stockholders, the Secretary of The Southern Company is planning to omit this proposal from this year's proxy [again].

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? Why is Southern Company Upper Management continuing to cover up ongoing upper management mismanagement, corruption, and fraud? The stockholders are requesting a thorough investigation into the killing of the SIC Proposal, and the stockholders are requesting that this matter be discussed thoroughly at this year's stockholders annual meeting. ***Please schedule a minimum of ten (10) minutes for a discussion of this matter. The Stockholders will be providing a speaker to inquire why upper management has chosen to stonewall this matter for three (3) years and to deep-six all corporate information regarding requests for timely investigation into this matter. A meaning response is requested.***

If you need additional information, please do not hesitate in contacting me by phone (205.956.5780) or by written correspondence.

Very sincerely yours,

W. J. Nemeth Jr.

William John Nemeth, Jr.
Long-Term Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSURE: 1998 Request Letter: Investigation of Killing of SIC Proposal

File: SO040199

APR 0 5 1999

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

04/15/98

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE DISCUSSED AT THIS YEAR'S ANNUAL STOCKHOLDERS MEETING

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, informing you of large inappropriate severance payments which were made to cronies of upper management who were caught in sexual acts at APCo's Headquarters in Birmingham, Alabama. In this earlier correspondence, I requested a thorough, independent investigation of these improper activities and payments, and I requested that this matter be discussed at last year's annual stockholders meeting. ***Neither of these requests were honored.***

I have made many requests for thorough investigations into this matter and similar matters of mismanagement, corruption, and fraudulent activities at Southern Company and its subsidiaries over the years. Unfortunately, all of my requests for thorough, independent investigations have been completely ignored by Southern Company's Upper Management. ***In an effort to establish a viable mechanism which would automatically investigate these matters, I drafted and submitted my Stockholders' Investigative Committee (SIC) Proposal in the Fall of 1997.*** Unfortunately for the stockholders, the Secretary of The Southern Company is planning to omit this proposal from this year's proxy.

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? Why is Southern Company Upper Management continuing to coverup ongoing upper management mismanagement, corruption, and fraud. The stockholders are requesting a thorough investigation into the killing of the SIC proposal, and the stockholders are requesting that this matter be discussed thoroughly at this year's stockholders annual meeting.

If you need additional information, please do not hesitate in contacting me by phone (205.956.5780) or by written correspondence.

Very sincerely yours,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

04/15/98

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: **STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE DISCUSSED AT THIS YEAR'S ANNUAL STOCKHOLDERS MEETING**

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, informing you of large inappropriate severance payments which were made to cronies of upper management who were caught in sexual acts at APCo's Headquarters in Birmingham, Alabama. In this earlier correspondence, I requested a thorough, independent investigation of these improper activities and payments, and I requested that this matter be discussed at last year's annual stockholders meeting. ***Neither of these requests were honored.***

I have made many requests for thorough investigations into this matter and similar matters of mismanagement, corruption, and fraudulent activities at Southern Company and its subsidiaries over the years. Unfortunately, all of my requests for thorough, independent investigations have been completely ignored by Southern Company's Upper Management. ***In an effort to establish a viable mechanism which would automatically investigate these matters, I drafted and submitted my Stockholders' Investigative Committee (SIC) Proposal in the Fall of 1997.*** Unfortunately for the stockholders, the Secretary of The Southern Company is planning to omit this proposal from this year's proxy.

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? Why is Southern Company Upper Management continuing to cover up ongoing upper management mismanagement, corruption, and fraud? The stockholders are requesting a thorough investigation into the killing of the SIC proposal, and the stockholders are requesting that this matter be discussed thoroughly at this year's stockholders annual meeting.

If you need additional information, please do not hesitate in contacting me by phone (205.956.5780) or by written correspondence.

Very sincerely yours,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSURE: Copy of SIC Proposal

File: SO0415

Previous Sample Letter WJN

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

6/11/97

Mr. A. W. Dahlberg
Chief Executive Officer of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: INVESTIGATION OF MISMANAGEMENT AND FRAUD

Dear Mr. Dahlberg:

A very serious matter has been brought to my attention: ***$200,000 severance payment to Mr. Charles Acton Smith in 1995 [who was an employee of APCo] where an FBI probe linked Mr. Smith to "on the job sexual activities" with other APCo employee(s) after Mr. Smith's wife died unexpectively and suspiciously at a nearby Federal Park.*** As a stockholder, I am requesting that the stockholders be reimbursed from the salaries of responsible members of upper management as soon as possible for this and other ridiculous severance payments. I am also requesting that this matter be thoroughly investigated in order to prevent future occurrences of this type of mismanagement and fraud by members of upper management at both Alabama Power Company and The Southern Company.

Although I have previously written both you and Mr. Elmer Harris several letters and postcards requesting a thorough investigation into this matter, I have not yet received a meaningful response from Mr. Harris, **nor I have not received any response from you**. A thorough investigation is necessary to insure that we are not feeding 900 pound Gorillas that are not working in our best interest or the best interest of our customers! I am volunteering to help review the facts of this case, and I will make my services available to draft the report to the stockholders insuring that all guilty members of management are punished for their part in this matter [as well as other related or similar acts].

Yours very truly,

W. J. Nemeth, Jr.

Previous Sample Letter
WJN

William John Nemeth, Jr. Southern Company Stockholder and Rate-Payer

File: S061197a.ltr

FROM:OMNIFAX TO:4045060544 APR 19, 1999 5:10AM #323 P.01

1961 Alton Road, Lot 600N
Irondale, Alabama 35210

@ The Present

... Dahlberg, President and CEO
...ern Company
...htree Street, NW
... Georgia 30303

...JECT: STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE ...USSED AT 1999 ANNUAL STOCKHOLDERS MEETING

This year

... Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, informing you of ...propriate severance payments which were made to cronies of upper management who were caught in sexual acts at ... Headquarters in Birmingham, Alabama. In my earlier correspondence to you regarding this matter, I requested a ... independent investigation of these improper activities and payments, and I requested that this matter be discussed ... two annual stockholders meetings. [Attached is last year's letter requesting a discussion at the stockholders' ...] ***None of these requests were ever honored! Numerous inquires into this matter have been completely ... by upper management over the last three (3) years, and the stockholders are getting very curious about the ...ation management has been attempting to hide from the stockholders.***

I have made many requests for thorough investigations into this matter and similar matters of mismanagement, ...n, and fraudulent activities at Southern Company and its subsidiaries over the years. Unfortunately, all of my ... for thorough, independent investigations have been __completely__ ignored by Southern Company's Upper ...ment. ***In an effort to establish a viable mechanism which would automatically investigate these matters, I ... and submitted a Stockholders' Investigative Committee (SIC) Proposal in the Fall of 1997.*** This SIC Proposal ... for placement on the 1998 proxy and 1999 proxy for approval by the stockholders. Unfortunately for the ...ders, the Secretary of The Southern Company is planning to omit this proposal from this year's proxy [again].

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? Why is ... Company Upper Management continuing to cover up ongoing upper management mismanagement, corruption, and ... The stockholders are requesting a thorough investigation into the killing of the SIC Proposal, and the stockholders are ... that this matter be discussed thoroughly at this year's stockholders annual meeting. ***Please schedule a ...m of ten (10) minutes for a discussion of this matter. The Stockholders will be providing a speaker to ... why upper management has chosen to stonewall this matter for three (3) years and to deep-six all corporate ...tion regarding requests for timely investigation into this matter. __A speedy__ meaningful response is ...ed.***

If you need additional information, please do not hesitate in contacting me by phone (...6 5780) or by written correspondence.

...ely yours,

[signature]

John Nemeth, Jr
... Southern Company Stockholder

... Mr. Elmer B. Harris, President of Alabama Power Company

...URE: 1998 Request Letter: Investigation of Killing of SIC Proposal

...40199

1951 Alton Road, Lot 603N
Irondale, Alabama 35210

1998

1 year(s) ago

W. Dahlberg, President and CEO
Southern Company
Peachtree Street, NW
Georgia 30303

SUBJECT: **STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE DISCUSSED AT THIS YEAR'S ANNUAL STOCKHOLDERS MEETING**

Mr. Dahlberg

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, ...ing you of large inappropriate severance payments which were made to cronies of upper management ...were caught in sexual acts at APCo's Headquarters in Birmingham, Alabama. In this earlier ...pondence, I requested a thorough, independent investigation of these improper activities and ...nts, and I requested that this matter be discussed at last year's annual stockholders meeting. *Neither ...se requests were honored.*

I have made many requests for thorough investigations into this matter and similar matters of ...management, corruption, and fraudulent activities at Southern Company and its subsidiaries over the ... Unfortunately, all of my requests for thorough, independent investigations have been completely ...d by Southern Company's Upper Management. ***In an effort to establish a viable mechanism which ...l automatically investigate these matters, I drafted and submitted my Stockholders' ...tigative Committee (SIC) Proposal in the Fall of 1997.*** Unfortunately for the stockholders, the ...tary of The Southern Company is planning to omit this proposal from this year's proxy.

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? ...s Southern Company Upper Management continuing to cover up ongoing upper management ...management, corruption, and fraud? The stockholders are requesting a thorough investigation into the ...of the SIC proposal, and the stockholders are requesting that this matter be discussed thoroughly at ...ar's stockholders annual meeting.

If you need additional information, please do not hesitate in contacting me by phone (...956.5780) or by written correspondence.

...ncerely yours,

J. Nemeth, Jr.

...John Nemeth, Jr.
...ern Company Stockholder

Mr. Elmer B. Harris, President of Alabama Power Company

...OSURE: Copy of SIC Proposal

...00415

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

To: Mr. Elmer Harris - President of Alabama Power Company and other Southern Company Stockholders

Comment: Postcard mailed to Southern Co. CEO on 5/8/97. ←--2 years ago

A very serious matter has been brought to my attention: $200,000 severance payment to C.A.S. - 1995 - an employee of APCo - where an FBI probe linked Mr. S to "on the job sexual activities" with other APCo employee(s)... As a stockholder, I am requesting that the stockholders be reimbursed from the salaries of responsible members of upper management as soon as possible for this and other ridiculous severance payments. I am also requesting that this matter be discussed at the upcoming 1997 stockholders' meeting in order to prevent future occurrences of this type of mismanagement and fraud by upper managements of both Alabama Power Company and The Southern Company.

I am encouraging all Southern Company Stockholders to request that this matter be investigated and aired at the upcoming Stockholders' Meeting. We don't need to feed 900 pound Gorillas that aren't working in our best interest...

Yours very truly,

W. J. Nemeth, Jr.

William John Nemeth, Jr. Southern Company Stockholder 5/8/97

Contact the FBI for case information and details...

Ladies & Gentlemen

Stockholders & Employees
(of The Southern Company)

Obviously we have a management problem that needs to be discussed thoroughly at this year's Southern Company's Annual Meeting of The Stockholders. See Attachments.

W. J. Nemeth, Jr.

Long-Term Southern Company Stockholder

For more information regarding ongoing management corruption, mis-management, and fraud - Call: (205) 956-5180 or e-mail: WJN4 @ Juno.Com or Write: 1961 Alton Rd., Lot 603N Irondale, AL 35210

FROM:OMNIFAX TO:4045060544 APR 6. 1999 5:22AM

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

To: Mr. Elmer Harris President of Alabama Power Company and other Southern Company Stockholders

Comment: Postcard mailed to Southern Co. CEO on 5/8/97. ← 2 years ago

A very serious matter has been brought to my attention: $200,000 severance payment to C.A.S. - 1995 - an employee of APCo - where an FBI probe linked Mr. S. to "on the job sexual activities" with other APCo employee(s)... As a stockholder, I am requesting that the stockholders be reimbursed from the salaries of responsible members of upper management as soon as possible for this and other ridiculous severance payments. I am also requesting that this matter be discussed at the upcoming 1997 stockholders' meeting in order to prevent future occurrences of this type of mismanagement and fraud by upper managements of both Alabama Power Company and The Southern Company.

I am encouraging all Southern Company Stockholders to request that this matter be investigated and aired at the upcoming Stockholders' Meeting. We don't need to feed 900 pound Gorillas that aren't working in our best interest...

Yours very truly,

W. J. Nemeth, Jr.

William John Nemeth, Jr. Southern Company Stockholder 5/8/97

Contact the FBI for case information and details...

FROM:OMNIFAX TO:4045060544 APR 6, 1999 5:23AM #253 P.03

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

04/15/98 1 year(s) ago

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: **STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE DISCUSSED AT THIS YEAR'S ANNUAL STOCKHOLDERS MEETING**

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, informing you of large inappropriate severance payments which were made to cronies of upper management who were caught in sexual acts at APCo's Headquarters in Birmingham, Alabama. In this earlier correspondence, I requested a thorough, independent investigation of these improper activities and payments, and I requested that this matter be discussed at last year's annual stockholders meeting. ***Neither of those requests were honored.***

I have made many requests for thorough investigations into this matter and similar matters of mismanagement, corruption, and fraudulent activities at Southern Company and its subsidiaries over the years. Unfortunately, all of my requests for thorough, independent investigations have been completely ignored by Southern Company's Upper Management. ***In an effort to establish a viable mechanism which would automatically investigate these matters, I drafted and submitted my Stockholders' Investigative Committee (SIC) Proposal in the Fall of 1997.*** Unfortunately for the stockholders, the Secretary of The Southern Company is planning to omit this proposal from this year's proxy.

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? Why is Southern Company Upper Management continuing to cover up ongoing upper management mismanagement, corruption, and fraud? The stockholders are requesting a thorough investigation into the killing of the SIC proposal, and the stockholders are requesting that this matter be discussed thoroughly at this year's stockholders annual meeting.

If you need additional information, please do not hesitate in contacting me by phone (205.956.5780) or by written correspondence.

Very sincerely yours,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Southern Company Stockholder

CC: Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSURE: Copy of SIC Proposal

File: SO0415

FROM:OMNIFAX TO:4045060544 APR 6. 1999 5:23AM #283 P.24

1951 Alton Road, Lot 603N
Irondale, Alabama 35210

04/01/99 This year.

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE DISCUSSED AT 1999 ANNUAL STOCKHOLDERS MEETING

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, informing you of large inappropriate severance payments which were made to cronies of upper management who were caught in sexual acts at APCo's Headquarters in Birmingham, Alabama. In my earlier correspondence to you regarding this matter, I requested a thorough, independent investigation of these improper activities and payments, and I requested that this matter be discussed at the last two annual stockholders meetings. [Attached is last year's letter requesting a discussion at the stockholders' meeting.] ***None of these requests were ever honored! Numerous inquires into this matter have been completely ignored by upper management over the last three (3) years, and the stockholders are getting very curious about the information management has been attempting to hide from the stockholders.***

I have made many requests for thorough investigations into this matter and similar matters of mismanagement, corruption, and fraudulent activities at Southern Company and its subsidiaries over the years. Unfortunately, all of my requests for thorough, independent investigations have been completely ignored by Southern Company's Upper Management. ***In an effort to establish a viable mechanism which would automatically investigate these matters, I drafted and submitted a Stockholders' Investigative Committee (SIC) Proposal in the Fall of 1997.*** This SIC Proposal was submitted for placement on the 1998 proxy and 1999 proxy for approval by the stockholders. Unfortunately for the stockholders, the Secretary of The Southern Company is planning to omit this proposal from this year's proxy [again].

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? Why is Southern Company Upper Management continuing to cover up ongoing upper management mismanagement, corruption, and fraud? The stockholders are requesting a thorough investigation into the killing of the SIC Proposal, and the stockholders are requesting that this matter be discussed thoroughly at this year's stockholders annual meeting. ***Please schedule a minimum of ten (10) minutes for a discussion of this matter. The Stockholders will be providing a speaker to inquire why upper management has chosen to stonewall this matter for three (3) years and to deep-six all corporate information regarding requests for timely investigation into this matter. A meaning response is requested.***

If you need additional information, please do not hesitate in contacting me by phone (205.956.5780) or by written correspondence.

Very sincerely yours,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Long-term Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSURE: 1998 Request Letter: Investigation of Killing of SIC Proposal

File: SO040199

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

To: Mr. Tommy Chisholm - Secretary of Company The Southern Company, Inc.
At: 1-404-506-0544

From: William Nemeth
Company:
Voice: (205)956-5780

Date: 11/14/98
Time: 1:23PM
Pages Including Cover: 6

MEMO

Notes: Comments and Suggestions are appreciated...

ENCLOSURE: Copy of SIC Proposal

File: SO0415

Rt. 11 Box 499 Lot 603N
Irondale, AL 35210

Pat,
Please draft a
response

09/07/92

Tommy Chisholm, Secretary of
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

SUBJECT: INFORMATION REQUESTED FOR MAKING STOCKHOLDER'S PROPOSALS AT THE 1993 ANNUAL MEETING [AND ON THE PROXY]

TOMMY:

I am a common stockholder of the Southern Company.

Please route me the pertinent information for making 1993 Southern Company Stockholder Proposals at the annual meeting [and on the proxy]. There are several topics that I would like to address at the 1993 meeting, and I [now] propose Birmingham, Alabama, as the 1993 meeting location.

Yours very sincerely,

William John Nemeth, Jr.

William John Nemeth, Jr.

CC file

REC'D TC SEP 10 1992

W. J. Nemeth, Jr.
Rt. 11 Box 499 Lot 603N
Irondale, AL 35210

BIRMINGHAM, AL 352
1 PM
8 SEP
1992


19 USA

Tommy Chisholm, Secretary of
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

64 Perimeter Center East
Atlanta, Georgia 30346-6401
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

the southern electric system

September 16, 1992

Mr. William John Nemeth, Jr.
Route 11 Box 499 Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

I've enclosed a copy of the Securities and Exchange Commission rules that address stockholder proposals -- eligibility, proposal requirements, etc.

The board of directors has not yet announced the location of the 1993 annual meeting of stockholders.

Sincerely,

TC

Enclosure

Rule 14a-8. Proposals of Security Holders

(a) If any security holder of a registrant notifies the registrant of his intention to present a proposal for action at a forthcoming meeting of the registrant's security holders, the registrant shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b). Notwithstanding the foregoing, the registrant shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the "proponent") has complied with the requirements of this paragraph and paragraphs (b) and (c) of this rule:

(1) *Eligibility.* At the time he submits the proposal, the proponent shall be a record or beneficial owner of at least one percent or $1,000 in market value of securities entitled to be voted on the proposal at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the registrant requests documentary support for a proponent's claim that he is the beneficial owner of at least one percent or $1,000 in market value of such voting securities of

the registrant or that he has been a beneficial owner of the securities for one or more years, the registrant shall make such request within 14 calendar days after receiving the security holder proposal and the proponent shall furnish appropriate documentation within 21 calendar days after receiving the request. Appropriate documentation of the proponent's claim of beneficial ownership shall include:

(i) A written statement by a record owner or an independent third party, accompanied by the proponent's written statement that the proponent intends to continue ownership of such securities through the date on which the meeting is held; or

(ii) A copy of a Schedule 13D, Schedule 13G, Form 13F, Form 3 and/or Form 4, or amendments thereto, filed with the Commission and furnished to the registrant by the proponent, *provided* that such filings indicate the proponent's beneficial ownership as of or prior to the date on which the relevant one year period commences, and are supported by:

(A) A copy of all subsequent amendments reporting a change in ownership level,

(B) The proponent's affidavit, declaration, affirmation or other similar document provided for under applicable State law attesting that the proponent continued to be the beneficial owner of at least one percent or $1000 in market value of such voting securities of the registrant throughout the required one year period and as of the date of the affidavit, declaration, affirmation or other similar document provided for under applicable State law, and

(C) The proponent's written statement that the proponent intends to continue ownership of such securities through the date on which the meeting is held. In the event the registrant includes the proponent's proposal in its proxy soliciting material for the meeting and the proponent fails to comply with the requirement that he continuously hold such securities through the meeting date, the registrant shall not be required to include any proposals submitted by the proponent in its proxy material for any meeting held in the following two calendar years.

(2) *Notice and Attendance at the Meeting.* At the time he submits a proposal, a proponent shall provide the registrant in writing with his name, address, the number of the registrant's voting securities that he holds of record or beneficially, the dates upon which he acquired such securities, and documentary support for a claim of beneficial ownership. A proposal may be presented at the meeting either by the proponent or his representative who is qualified under State law to present the proposal on the proponent's behalf at the meeting. In the event that the proponent or his representative fails, without good cause, to present the proposal for action at the meeting, the registrant shall not be required to include any proposals submitted by the proponent in its proxy soliciting material for any meeting held in the following two calendar years.

(3) *Timeliness.* The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the registrant within the following time periods:

(i) *Annual Meetings.* A proposal to be presented at an annual meeting shall be received at the registrant's principal executive offices not less than 120 calendar days in advance of the date of the registrant's proxy statement released to security holders in connection with the previous year's annual meeting of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the registrant a reasonable time before the solicitation is made.

(ii) *Other Meetings.* A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this rule shall be received a reasonable time before the solicitation is made.

Note. In order to curtail controversy as to the date on which a proposal was received by the registrant, it is suggested that proponents submit their proposals by Certified Mail—Return Receipt Requested.

(4) *Number of Proposals.* The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the 500-word limit mentioned in paragraph (b)(1) of this rule, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the registrant.

(b)(1) *Supporting Statement.* The registrant, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the registrant at the time that the proposal is furnished, and the registrant shall not be responsible for such statement and the proposal to which it relates.

(2) *Identification of Proponent.* The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the registrant to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders;

Note. Whether a proposal is a proper subject for action by security holders will depend on the applicable State law. Under certain States' laws, a proposal that mandates certain action by the registrant's board of directors may not be proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such State laws.

(2) If the proposal, if implemented, would require the registrant to violate any State law or Federal law of the United States, or any law of any foreign jurisdiction to which the registrant is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any State or Federal law of the United States;

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the redress of a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large;

(5) If the proposal relates to operations which account for less than five percent of the registrant's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business;

(6) If the proposal deals with a matter beyond the registrant's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant;

(8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the registrant at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting;

(12) If the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the

registrant's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding five calendar years, it may be omitted from the registrant's proxy materials relating to any meeting of security holders held within three calendar years after the latest such previous submission; *provided, that:*

(i) If the proposal was submitted at only one meeting during such preceding period, it received less than three percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than six percent of the total number of votes cast in regard thereto; or

(iii) If the prior proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; or

(13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the registrant asserts, for any reason, that a proposal and any statement in support thereof received from a proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 80 calendar days prior to the date the definitive copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6, or such shorter period prior to such date as the Commission or its staff may permit, six copies of the following items: (1) the proposal; (2) any statement in support thereof as received from the proponent; (3) a statement of the reasons why the registrant deems such omission to be proper in the particular case; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. The registrant shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the registrant deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

(e) If the registrant intends to include in the proxy statement a statement in opposition to a proposal received from a proponent, it shall, not later than 30 calendar days prior to the date the definitive copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6, or, in the event that the proposal must be revised to be includable, not later than five calendar days after receipt by the registrant of the revised proposal, promptly forward to the proponent a copy of the statement in opposition to the proposal.

In the event the proponent believes that the statement in opposition contains materially false or misleading statements within the meaning of Rule 14a-9 and the proponent wishes to bring this matter

to the attention of the Commission, the proponent should promptly provide the staff with a letter setting forth the reasons for this view and a copy of the statement in opposition, and at the same time promptly provide the registrant with a copy of his letter.

Rt. 11 Box 439 Lot 403H
Irondale, AL 35210

01/08/93

Mr. William B. Hutchins, III, Treasurer
Chairman, Administrative Committee
Alabama Power Company
Birmingham, Alabama 35291

SUBJECT: SEVERED EMPLOYEE REQUESTS TIMELY SEVERANCE PAYMENT

Dear Mr. Hutchins:

RECAPPING: Todate - I have clearly pointed out: (1) discrepancies related to the "voluntary severance program" that ended on 2/29/92; (2) errors in the timing of the involuntary severance program; (3) and serious discrepancies related to employee evaluation, selection, and promotion processes [i.e., Southern Company's and its APCo subsidiary's Human Resources System]. I have written APCo [and the Southern Company's CEO] numerous letters in order to settle this matter [these correspondence documents have included notarized and signed voluntary and the involuntary severance release forms]. The correspondence log itself is now over four pages long! The only excuse APCo can provide for the non-payment of my [involuntary] severance package is that the release form was not received by May 22, 1992 - APCo's own "self imposed" termination date for the program. It is ironic that APCo's [first] response to me dated May 18, 1992, and received on May 21, 1992, "SAID NOTHING ABOUT THE TERMINATION OF THE INVOLUNTARY PROGRAM!" I had written several letters to Mr. T. H. Jones [APCo VP] and other APCo [and Southern Company Officers] in the three week period prior to the "magical" date of May 22, 1992. After more correspondence with various Southern System and APCo parties, it was Mr. Jones's letter to Mr. Melton dated of July 31, 1992, that indicated that the involuntary severance program had ended - "QUITE A LULL from the Magical 05/22/92 date!"

Recently, I have been corresponding with you and Mr. T. E. Chappell [both on the APCo Administrative Committee], and I have brought to your attention several cases indicating that various Human Resources Groups [of the Southern System] have not been responsive to those employees that have pointed out deficiencies in the employee selection, evaluation, and promotion process over the years. [For more details concerning this subject, see my letters dated 4/30/92, 5/09/92, 11/30/92, and 12/07/92.]

According to the recent response [that I received] from Mr. Chappell, it appears that your committee is not performing any independent investigations with regard to this matter. I believe my [todate] correspondence has provided you with sufficient leads to investigate: (1) lack of employee selection, evaluation, promotion system based on merit; (2) deficiencies in the quality audits program; (3) lookism replacing substance in quality programs; (4) deficiencies in the procurement and surveillance programs; (5) deficiencies in specification development and review processes, etc. See my letters dated 4/30/92 and 5/09/92 for more information. I really don't know the reason for your committee's inaction. What has tied your hands in this matter? Is your inaction caused by a dereliction of duty (I doubt this scenario), or is this inaction caused by coercion imposed by powerful members of "Upper Management." Is this "inaction" a device to preserve the status quo a little longer, or is this "inaction" simply a matter of ignorance? My guess is that Upper Management is still trying to punish and torture the BEARER OF BAD NEWS [although management's press releases say they are open minded - I believe the old SOP "punish the bearer of bad news" is still the order of the day].

APCo's [and the Southern Company's] handling of this problem has caused me painful [and unnecessary mental anguish] because of their refusal to seriously investigate themselves and their continual refusal to pay a severance payment to a "laid off" [severed] employee that sought to improve the system. The primary culprit in this crime is the employee evaluation, selection, and promotion system, which allows "Upper Management" the power to place whoever they desire in technical and managerial positions - regardless of the applicant's qualifications. Because of the present Human Resources System, "unconnected employees" are system-

atically discriminated against [e.g., by race, by sex, by age, etc.]: (1) when applying for a job position, (2) when being evaluated for a job position, and (3) when being considered for a promotion. An "unconnected employee" is defined here to be unconnected to management by kinship [nepotism] or social ties [buddyism]. In my case, I was "laid off" so that "connected" employees and "younger" employees could remain in their jobs or be hired [i.e., merit had little to do with the selection process]. To make a bad situation worse, "unconnected employees" are hampered in their attempts to transfer to other Southern System subsidiaries or groups (e.g., Southern Company Service in my case). Also, "unconnected employees" are not considered for positions below their current job position although they may request in writing to be considered for a position at a reduction in salary. Several years prior to my severance, I applied for many other positions [that I was very well qualified to perform] throughout the Southern System [and a good number of these positions paid a lower salary] in an effort to leave the frustrating "Quality Assurance-Position" that I held at the time I was severed. Southern System Management's assumption that "everybody has been treated and evaluated fairly" prior to these "layoffs" is incorrect.

The management style and ethical conduct of Southern System executives is in immediate need of revision. Instead of penalizing employees that make suggestions, management should set up a viable employee suggestion system that rewards [both financially and with recognition] employees that show incentive. This system should allow suggestions to be made by any employee [including members of management] about any subject, activity, or process related to the Southern System. See the enclosed "What's On Your Mind?" suggestion questionnaire developed and used by Central Bank of the South. Please note that Central Bank's blank suggestion questionnaires are strategically and conveniently located throughout their offices (e.g., in the restrooms, etc.). Also, note that the Central Bank suggestion program doesn't attempt to confine or restrict an employee's creative energies. The Southern System should adopt some of the attributes of the "Motorola" management style. [See the recent article in the "Wall Street Journal."] Southern System's management need to become "less aristocratic" and they need to become more "thick-skinned." Our highly paid Upper Management should be ashamed to be reacting to beneficial, proactive suggestions in an aristocratic manner. Currently, Southern System management lacks "the cult of conflict" that is essential to quickly identify and fix mistakes and problems. Matter of fact, the current Southern System management have a phobia concerning the use of the words "problem" and "mistake" - no wonder many small problems have grown to become big problems! Currently, small problems are swept under the rug until they can't be ignored any longer! The Southern System should immediately adopt viable ETHICAL CODE OF CONDUCT - NOT JUST A SHELF CODE - BUT A CODE FOR ALL THE EMPLOYEES [INCLUDING MANAGEMENT] AND A CODE TO BE USED IN ALL DAILY WORK ACTIVITIES. The currently practiced [de facto] Machiavellian Code should be replaced by a Code based on the teachings of Immanuel Kant. These changes in management style and ethics are essential if the Southern System expects to survive in the environment of 21th century capitalism. Today, too many people are starting to recognize that "the King [i.e., Upper Management] is naked." Management has forgotten that one of its main corporate functions is one of setting a good role model for other employees, and this role model includes setting desirable corporate "attitudes toward fellow employees." While [in the short run] the current Machiavellian Ethical Code enhances the statuses of various members of Upper Management, it does not benefit the Southern System [as a whole] in the long-term. Employees will be much more productive under a management that respects employees as individuals [i.e., as an end in themselves] instead of just tools to perform some task [and are to be thrown away when the task is completed]. Because no business can survive long without qualified, dedicated employees, an ethical code based on the teachings of Immanuel Kant should be rapidly drafted and adopted to allow the Southern System to survive in this new era of 21th century capitalism. Employees, who are the Southern System's most valuable asset, must be nurtured if the Southern System expects to prosper in the long run.

Based on my treatment, I don't believe that [current] Southern System Management is capable of changing their Human Resources Processes without some "outside" help - there is just too much vested interest in maintaining the status quo. Present Southern System Management seems to have the need to surround themselves with "yes" people. Fortunately, I am going to be part of that outside force that nudges Management in the right direction. Hopefully, this effort will attract other individuals [e.g., shareholders, members of Southern System Management, Southern System Employees, Public Service Commissioners (PSC), RATE-PAYERS (our customers), government officials, etc.] and other interested groups, and will ultimately gain momentum, and finally result in an equable employee selection, evaluation, and promotion system based on merit throughout the Southern System. Long-term productivity and efficiency gains can only be realized: (1) if a work force is not afraid to voice its opinions [and make suggestions] and (2) if Management is "thick skinned" enough to listen, evaluate, and act on their employees suggestions [or at least response proactively to their employees suggestions]. A more qualified work force and management will also reduce the cost of the Southern System's

products to its customers (the rate-payers), and this increased efficiency should also enhance the Southern System's profitability. Instead of hiding their mistakes, Management can actually admit their mistakes and thus learn from them.

To nudge you in the right direction, I am planning to distribute a series of "short stories" concerning perpetual problem areas in the Southern System. Fortunately, others [who share my concerns in this matter] have offered to act as editors in this endeavor which should prevent my prose from becoming abnormally terse. These short stories will be distributed to you and the other members of Southern System with whom I have been in regular correspondence over the last few months. These stories will "flesh out," clarify, illuminate, and support those allegations that I have made todate. In order to forestall anymore "stonewalling" concerning this matter, I am routing copies of these short stories to Vice President Al Gore (because of his energy background] and the [new] Secretary of Energy, Ms. Hazel O'Leary. The first short story is related to recent APCo Railroad projects, and this story will be largely concerned with shortcomings related to: (1) specifications (e.g., development, review, approval, updating, etc.) and (2) surveillance operations.

I regret airing Southern System's "dirty linen" in public, but [todate] you have not given me any other option. I would prefer that management do its job and put your own house [the Southern System] in order - otherwise, the stockholders and rate-payers might question the need for some of the members [of management] presence. Seeking a fair solution to this matter have been extremely painful for me, but I believe it is my duty to ensure that steps are taken to get the system back on track.

Since you have refused to settle this matter by paying me the involuntary settlement in a timely matter [which I only agreed to accept to expedite the settlement of this matter], I hereby revoke the acceptance of the involuntary settlement after January 13, 1993. Since my costs (e.g., psychological and financial) have continued to escalate in this matter, I hereby revoke the acceptance of the voluntary severance package after January 26, 1993. The tentative costs for settlement, after January 26, 1993, will be the voluntary severance package plus Mr. Jones's rate of salary beginning on 04/03/92 and continuing until the payment is received - this is only fair since I have been forced to perform his duties.

I plan to increase the priority of this matter until it is fairly settled, and if I don't get some positive, proactive feedback from Southern System's Management in the near future, a direct appeal to the rate-payers will be made.

Yours very sincerely,

William John Nemeth, Jr.

William John Nemeth, Jr.

cc [without the enclosure]
Vice President Al Gore
Ms. Hazel O'Leary, Secretary of the Department of Energy
Mr. Jimmy Evans, Attorney General of Alabama
Alabama Public Service Commission (PSC)
Mr. Edward L. Addison, CEO of Southern Company
Southern Company's Board of Directors
Mr. T. H. Jones, Senior Vice President APCo
Mr. T. E. Chappell, APCo Administrative Committee
Mr. David Andrews
file(2)

ENCLOSURE: Central Bank of the South's SUGGESTION QUESTIONNAIRE entitled "What's On Your Mind?"

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

1/9/93

Tommy Chisholm, Secretary and Assistant Treasurer
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346-6401

SUBJECT: 1993 STOCKHOLDERS' PROPOSAL

Dear TOMMY CHISHOLM:

GENERAL INFORMATION

I, William John Nemeth, Jr., [residing at the above address of this letter] request that the enclosed STOCKHOLDER'S PROPOSAL concerning the establishment Corporate Employee Merit System [EMS] be proposed at the 1993 Annual Stockholders Meeting of the Southern Company [and on the 1993 Proxy], and be strongly supported by the Board of Directors.

ELIGIBILITY

I [William John Nemeth, Jr.] am a holder of the Southern Company Common Stock. For details concerning my current stock ownership, see Attachment #1 [my recent Employee Stock Ownership Plan Statement] and Attachment #2 [my recent Employee Saving Plan Statement]. If you desire more information concerning Attachments #1 or #2, please contact Mr. Randall Wells at Alabama Power Co. Also, I own 10 shares of Southern Company Common Stock [outright], and its certificate identification number is SC897582 [CUSIP 842587 10 7]. This certificate is dated July 31, 1991. As you can determine, my past [e.g., I have continually owned Southern Company Common Stock for many years] and my current stock ownership exceed the $1000 limit necessary to made a stockholder's proposal.

My draft 1 of this proposal follows on page 2.

REC'D. TC JAN 14 1993

PROPOSAL

The Southern Company [SCo] shall immediately establish a viable EMPLOYEE MERIT SYSTEM [EMS] that shall be applicable to all the groups and subsidiaries that make up the Southern System. This EMS shall be applicable to all employees that are not working under a union contract. Note: this proposed EMS shall in no way be construed as affecting any government approved affirmative action programs, but rather this EMS is proposed to systematically improve the long-term employee base of the Southern System. The primary function of the EMS shall be to systematically abolish future and alleviate the present and past effects of age, nepotism, and buddyism discrimination practiced by the SCo during the present downsizing and during the 1991 and 1992 downsizing.

The Management of the SCo shall immediately develop, draft, review, approve, and implement this EMS which shall establish an employee evaluation, selection, and promotion system based on merit. In order to keep Management responsive to the EMS, the developed program shall contain "substantial" penalties for Members of Management that are found guilty of violating the system. The developed EMS shall contain procedures that provide a mechanism to review the actions of management concerning the termination, selection, evaluation, or promotion of employee(s), and these procedures shall be applicable to those employees terminated in 1991 and 1992. The developed EMS shall establish and support the formation of Employee Merit Review Committees [EMRCs] to review the actions of management and resolve the complaints of employees. Each EMRC shall consist of 12 members of which no more than 4 can be supervisory or managerial personnel. A equatable system shall be established to randomly select the EMRC members. The EMRC member selection process shall be publicly posted. Any employee can request that an EMRC review an employment issue, and the decision of the EMRC is final and can only be overturn by SCo's Board of Directors. Also, employees severed during 1991 and 1992 can use the EMS's EMRCs to review their termination, and the EMS shall assess penalties against guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employee(s).

The EMS shall establish a computer database system that will maintain each employee's record [ER], and each database entry [or record] shall contain the following information [i.e., database fields]: work records (e.g., appraisals), experience (including education), and interests (or special aptitudes) of the employee. This system shall allow ERs to be rapidly accessed for updating, viewing, etc. The EMS shall specify who can view an employee's database entry, but in all cases the employee shall immediately be given a printed copy of his/her ER upon request. An employee shall be able to request that an EMRC review disputed information in their ER. Employees shall be required to reaffirm or update their ER at least once a year. Job descriptions shall also be maintained in a similar system, and job descriptions shall be reaffirmed or updated at least once a year.

[*End of Proposal*]

The proposal's word count is less than 500. My current proposal might need a little editorial work, and I might submit Draft 2 in a couple days, otherwise please place the current proposal on the 1993 Proxy.

Please advise me of any other actions that I need to take in order to get this proposal on the 1993 Stockholder's Proxy. Please contact me by writing or by calling (205)-956-5780 [please leave message if I am out].

A Stockholder of the Southern Company,

William John Nemeth, Jr

William John Nemeth, Jr.

cc Securities and Exchange Commission (SEC)
file

ENCLOSURES: ATTACHMENT #1 [ESOP STATEMENT]
ATTACHMENT #2 [SAVING PLAN STATEMENT]

PARTICIPANT ON-LINE REPORT GENERATOR
FUNCTION: I   FORMAT: ESOPDS   PARTICIPANT ID: 420666964
** EMPLOYEE STOCK OWNERSHIP PLAN **

NEMETH JR, WILLIAM JOHN   SOCIAL SECURITY NO.: 420-66-6964
VALUATION DATE: 07/31/92
YOUR TEFRA ELECTION   PARTICIPATION DATE: 12/31/82
ON FILE IS: YES.

UPON TERMINATION, YOU WILL RECEIVE FROM THE SOUTHERN COMPANY ESOP:

CASH TO BE PAID:	41.79	THIS AMOUNT WILL BE TAXABLE AS FOLLOWS:	
FED WITHHOLDING:	0.00		
AMOUNT OF CHECK:	41.79	TOTAL VALUE OF CASH & SHARES:	10,646.79
		LESS	
IN ADDITION YOU WILL RECEIVE:		EMPLOYEE CONTRIBUTIONS:	534.00
		LESS	
280 SHARES OF STOCK		UNREALIZED APPRECIATION ON	
WITH A TOTAL VALUE OF:	10,605.00	280 SHARES DELIVERED:	4,803.65
& A TAX COST BASIS OF:	5,801.35		============
		EQUALS NET TAXABLE INCOME:	5,309.14

** THIS STATEMENT IS FOR PLANNING PURPOSES ONLY **
WINDOW ID: WINDOW:
END OF DATA FOR SELECTED PARTICIPANT

Attachment #1

PARTICIPANT ON-LINE REPORT GENERATOR
FUNCTION: I   FORMAT: DISSTM   PARTICIPANT ID: 420666964
** EMPLOYEE SAVINGS PLAN **

IN ADDITION YOU WILL RECEIVE   825   SHARES OF COMPANY STOCK
WITH A TOTAL VALUE OF 31,246.88 AND A TAX COST BASIS OF 20,238.71

NET TAXABLE INCOME FOR THIS DISTRIBUTION IS CALCULATED AS FOLLOWS:

TOTAL CASH TO BE PAID:	61,057.65
PLUS VALUE OF SHARES DELIVERED:	31,246.88
LESS EMPLOYEE AFTER-TAX CONTRIBUTIONS:	1,079.00
LESS UNREALIZED APPRECIATION ON SHARES DELIVERED:	11,008.17
EQUALS NET TAXABLE INCOME:	80,217.36

** THIS STATEMENT IS FOR PLANNING PURPOSES ONLY **
WINDOW ID: WINDOW:
END OF DATA FOR SELECTED PARTICIPANT

Attachment #2

W. J. Nesmith, Jr.
Rt. 11 Box 499 Lot 603N
Irondale, AL 35210

CERTIFIED
P 256 818 593
MAIL

BIRMINGHAM AL 352 PM

$2.52

Tommy Chisholm
Secretary and Assistant Treasurer
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346-6401

64 Perimeter Center East
Atlanta, Georgia 30346-6401
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

Proposal in Pat Arthur's desk - 1994 a M's

All Shareholder Proposals 1993

the southern electric system

January 15, 1993

Mr. William John Nemeth, Jr.
Route 11, Box 499, Lot 603N
Irondale, Alabama 35210

Dear Mr. Nemeth:

We received your shareholder proposal on January 14, 1993, for consideration for inclusion in Southern's 1993 proxy statement. In accordance with proxy rule 14a-8(a)(3)(i) - copy attached, the deadline for receipt of proposals for the 1993 proxy statement was December 15, 1992, which was set forth in the proxy statement, last year. Therefore, we will retain your proposal for consideration for inclusion in the 1994 proxy statement.

Sincerely,

Tommy Chisholm

TC/ma

Attachment

bcc: Arthur P. Beattie
W. Bruce Hutchins, III

(3) *Timeliness.* The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the registrant within the following time periods:

(i) *Annual Meetings.* A proposal to be presented at an annual meeting shall be received at the registrant's principal executive offices not less than 120 calendar days in advance of the date of the registrant's proxy statement released to security holders in connection with the previous year's annual meeting of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the registrant a reasonable time before the solicitation is made.

(ii) *Other Meetings.* A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this rule shall be received a reasonable time before the solicitation is made.

> *Note.* In order to curtail controversy as to the date on which a proposal was received by the registrant, it is suggested that proponents submit their proposals by Certified Mail—Return Receipt Requested.

(4) *Number of Proposals.* The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the 500-word limit mentioned in paragraph (b)(1) of this rule, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the registrant.

(b)(1) *Supporting Statement.* The registrant, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the registrant at the time that the proposal is furnished, and the registrant shall not be responsible for such statement and the proposal to which it relates.

(2) *Identification of Proponent.* The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the registrant to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

1/19/93

Tommy Chisholm, Secretary and Assistant Treasurer
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346-6401

SUBJECT: 1993 STOCKHOLDERS' PROPOSAL ** Draft 2 *** [and a general cleanup of my original letter]

Dear TOMMY CHISHOLM:

GENERAL INFORMATION

I, William John Nemeth, Jr., [residing at the above address of this letter] request that the enclosed STOCKHOLDER'S PROPOSAL concerning the establishment Corporate Employee Merit System [EMS] be proposed at the 1993 Annual Stockholders Meeting of the Southern Company [and on the 1993 Proxy], and be strongly supported by the Board of Directors.

ELIGIBILITY

I [William John Nemeth, Jr.] am a holder of the Southern Company Common Stock. For details concerning my current stock ownership, see Attachment #1 [my recent Employee Stock Ownership Plan Statement] and Attachment #2 [my recent Employee Saving Plan Statement]. If you desire more information concerning Attachments #1 or #2, please contact Mr. Randall Wells at Alabama Power Co. Also, I own 10 shares of Southern Company Common Stock [outright], and its certificate identification number is SC897582 [CUSIP 842587 10 7]. This certificate is dated July 31, 1991. As you can determine, my past [e.g., I have continually owned Southern Company Common Stock for many years] and my current stock ownership exceeds the $1000 limit necessary to make a stockholder's proposal.

My draft 2 of this proposal follows on page 2 [draft 1 was dated January 9, 1993].

REC'D. TC JAN 26 1993

PROPOSAL

The Southern Company (SCO) shall immediately establish a viable EMPLOYEE MERIT SYSTEM [EMS] that shall be applicable to all the groups and subsidiaries that make up SCO. This EMS shall be applicable to all employees that are not working under a union contract. Note: this proposed EMS shall in no way be construed as affecting any government approved affirmative action programs, but rather this EMS is proposed to systematically improve the long-term employee assets of SCO. The primary function of the EMS shall be to systematically abolish future and to alleviate the present [as well as those of the past several years] effects due to: (1) age, (2) nepotism, and (3) buddyism discrimination.

The Management of the SCO shall immediately develop, draft, review, approve, and implement this EMS that shall establish an employee evaluation, selection, and promotion system based on merit. In order to keep Management responsive to the EMS, the developed program shall contain "substantial" penalties for Members of Management that are found guilty of violating the system. The developed EMS shall contain procedures that provide a mechanism to review the actions of management concerning the termination, selection, evaluation, or promotion of employee(s), and these procedures [also] shall be applicable to those employees terminated during 1989-1992 time period. The developed EMS shall establish and support the formation of Employee Merit Review Committees [EMRCs] to review the actions of management and resolve the complaints of employees. Each EMRC shall consist of 12 members of which no more than 4 can be supervisory or managerial personnel. An equitable system shall be established to randomly select the EMRC members. The EMRC member selection process shall be publicly posted. Any employee shall be able to request that an EMRC review an employment issue, and the decision of the EMRC shall be final, and this decision can only be overturn by SCO's Board of Directors. Also, employees severed during the period 1989 through 1992, shall be able to use the EMS's EMRCs to review their termination, and the EMS shall provide for substantial penalties to be levied against guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employee(s).

The EMS shall establish a computer database system that will maintain each employee's record [ER], and each database entry [i.e., record] shall contain the following information [i.e., database fields]: work records (e.g., appraisals), experience (including education), and interests (or special aptitudes) of the employee. This system shall allow ERs to be rapidly accessed for updating, viewing, etc. The EMS shall specify who can view an employee's database entry, but in all cases the employee shall immediately be given a printed copy of his/her ER upon request. An employee shall be able to request that an EMRC review disputed information in their ER. Employees shall be required to reaffirm or update their ER at least once a year. Job descriptions also shall be maintained in a similar system, and job descriptions shall be reaffirmed or updated at least once a year.

[*End of Proposal*]

The proposal's word count is less than 500. My current proposal might [still] need a little editorial work, and I might submit Draft 3 in a couple days, otherwise please place the current proposal's draft on the 1993 Proxy.

Please advise me of any other actions that I need to take in order to get this proposal on the 1993 Stockholder's Proxy. Please contact me by writing or by calling (205)-956-5780 [please leave message if I am out].

A Stockholder of the Southern Company,

William John Nemeth, Jr.

William John Nemeth, Jr.

cc Securities and Exchange Commission (SEC)
file

ENCLOSURES: ATTACHMENT #1 [ESOP STATEMENT]
ATTACHMENT #2 [SAVING PLAN STATEMENT]

[These enclosures were provided with the original letter dated 01/09/93, but these attachments are not attached to this revision to the proposal. If you desire another copy of the attachments, please feel free to contact me.]

Atlanta, Georgia 30346-6401
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

the southern electric system

January 26, 1993

Mr. William John Nemeth, Jr.
Route 11, Box 499, Lot 603N
Irondale, Alabama 35210

Dear Mr. Nemeth:

Your stockholder proposal dated January 19, 1993 - which revises your prior proposal that was dated January 9, 1993, and received by us on January 14, 1993 - was received, today, for consideration in Southern's 1993 proxy statement. As described in my letter to you of January 15, 1993, in accordance with proxy rule 14a-8(a)(3)(i), copy enclosed, the deadline for receipt of proposals for the 1993 proxy statement was December 15, 1992. This information was set forth in the proxy statement of last year. Therefore, we will retain your revised proposal for consideration for inclusion in the 1994 proxy statement.

Sincerely,

TC/ma

Enclosure

... submit the proposal sufficiently far in advance of the meeting so that it is received by the registrant within the following time periods:

(i) *Annual Meetings.* A proposal to be presented at an annual meeting shall be received at the registrant's principal executive offices not less than 120 calendar days in advance of the date of the registrant's proxy statement released to security holders in connection with the previous year's annual meeting of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the registrant a reasonable time before the solicitation is made.

(ii) *Other Meetings.* A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this rule shall be received a reasonable time before the solicitation is made.

Note. In order to curtail controversy as to the date on which a proposal was received by the registrant, it is suggested that proponents submit their proposals by Certified Mail—Return Receipt Requested.

(4) *Number of Proposals.* The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the 500-word limit mentioned in paragraph (b)(1) of this rule, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the registrant.

(b)(1) *Supporting Statement.* The registrant, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the registrant at the time that the proposal is furnished, and the registrant shall not be responsible for such statement and the proposal to which it relates.

(2) *Identification of Proponent.* The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the registrant to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

Rt. 11 Box 499 Lot 603N
Irondale. Alabama 35210

02/09/93

BOARD OF DIRECTORS OF THE SOUTHERN COMPANY

SUBJECT: CAUTION - SOUTHERN COMPANY STOCK LIABILITY - ESTABLISHMENT OF SPECIAL ESCROW ACCOUNT REQUESTED

Gentlemen/Gentlewomen:

This letter is to inform you of a [todate] little known activity that may pose a future liability for the Southern Company. Alabama Power Company [APCo] which is a major subsidiary of the Southern Company has been down-sizing for the last few years, but their down-sizing efforts todate have been without the constraints of a viable EMPLOYEE MERIT SYSTEM. APCo's down-sizing has resulted in nepotism, buddyism, and age discrimination. [I am a victim, and I can speak on this issue from "first hand experience."]

Currently, I am "passing out" handouts [trying to mobilize the rate-payers and stockholders of the Southern Company, but my "limited efforts" will take time to become effective [i.e., to build up a "critical mass" of activism]. See the enclosed "handout" for details. I have also proposed and submitted the enclosed stockholder's proposal. <u>If APCo and the Southern Company continue without a "Viable Employee Merit System" [much longer], the probability of a significant future liability is very likely.</u> Currently, management is planning a major layoff of employees, and we need to ensure that the "best employees" are retained - not just the "connected ones."

I request that 1/4 of the salaries [including their 1993, 1994, 1995. and 1996 "PAY FOR PERFORMANCE" bonuses] of each member of management [above the level of first line supervisor] be placed in a "Special Escrow Account" as to be available to satisfy any future Employee Merit System [EMS] mandated payments. This fraction shall be increased to 1/3 for all members of management who are 52 years of age or older. This Escrow Account shall be maintained until at least January 31, 1997, after which the innocence members of management shall be reimbursed their "back salary" plus a fair rate of interest. I believe this is the only way that we are going to get the attention of management on this subject and prevent a greater future corporate catastrophe. <u>I expect the Board to immediately act on this request.</u>

Stockholder of the Southern Company,

William John Nemeth Jr

William John Nemeth, Jr.

cc Mr. David Andrews
SEC
File

PROPOSAL

The Southern Company (SCO) shall immediately establish a viable EMPLOYEE MERIT SYSTEM [EMS] that shall be applicable to all the groups and subsidiaries that make up SCO. This EMS shall be applicable to all employees that are not working under a union contract. Note: this proposed EMS shall in no way be construed as affecting any government approved affirmative action programs, but rather this EMS is proposed to systematically improve the long-term employee assets of SCO. The primary function of the EMS shall be to systematically abolish future and to alleviate the present [as well as those of the past several years] effects due to: (1) age, (2) nepotism, and (3) buddyism discrimination.

The Management of the SCO shall immediately develop, draft, review, approve, and implement this EMS that shall establish an employee evaluation, selection, and promotion system based on merit. In order to keep Management responsive to the EMS, the developed program shall contain "substantial" penalties for Members of Management that are found guilty of violating the system. The developed EMS shall contain procedures that provide a mechanism to review the actions of management concerning the termination, selection, evaluation, or promotion of employee(s), and these procedures [also] shall be applicable to those employees terminated during 1989-1992 time period. The developed EMS shall establish and support the formation of Employee Merit Review Committees [EMRCs] to review the actions of management and resolve the complaints of employees. Each EMRC shall consist of 12 members of which no more than 4 can be supervisory or managerial personnel. An equitable system shall be established to randomly select the EMRC members. The EMRC member selection process shall be publicly posted. Any employee shall be able to request that an EMRC review an employment issue, and the decision of the EMRC shall be final, and this decision can only be overturn by SCO's Board of Directors. Also, employees severed during the period 1989 through 1992, shall be able to use the EMS's EMRCs to review their termination, and the EMS shall provide for substantial penalties to be levied against guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employee(s).

The EMS shall establish a computer database system that will maintain each employee's record [ER], and each database entry [i.e., record] shall contain the following information [i.e., database fields]: work records (e.g., appraisals), experience (including education), and interests (or special aptitudes) of the employee. This system shall allow ERs to be rapidly accessed for updating, viewing, etc. The EMS shall specify who can view an employee's database entry, but in all cases the employee shall immediately be given a printed copy of his/her ER upon request. An employee shall be able to request that an EMRC review disputed information in their ER. Employees shall be required to reaffirm or update their ER at least once a year. Job descriptions also shall be maintained in a similar system, and job descriptions shall be reaffirmed or updated at least once a year.

[*End of Proposal*]

W. J. Nemeth, Jr. [Phone 956-5780] Rt. 11 Box 499 Lot 603 N Irondale, AL Zip 35210

because I clearly pointed out deficiencies in Alabama Power Company's [APCo's] employee selection, evaluation, and promotion system [i.e. Human Resources System]].

To: The customers of APCo

*** ALABAMA POWER COMPANY'S MANAGEMENT NEEDS YOUR HELP! ***

For the last few years, APCo [APCo] has been reducing the number of their employees to become more competitive - Right! True - in many areas APCo has been overstaffed for a long time, but their current [and recent past] down-sizing efforts won't save <u>you</u> [the customer] any money in the <u>long run</u>, this is because APCo does not have an employee system that is based on merit. For example, their current down-sizing effort is replacing a lot of seasoned, qualified employees with (1) younger less experienced employees and (2) "connected employees" [i.e., connected by nepotism and/or buddyism].

That's right - APCo's Management is seeking to continue their tradition of surrounding themselves with "yes" people. If the Management at APCo had a track record for using the suggestions of their employees, one could make a case that the younger employees's knowledge [and new ideas] would greatly boost productivity and efficiency over the long term. DON'T BET ON IT. APCo's Management has a record of maintaining the status quo no matter what the costs are to the rate-payers. APCo's Management reaction to unsolicited suggestions [that don't directly serve to enhance the statuses of Upper Management] is either "PUNISH THE BEARER OF BAD NEWS" or "LABEL THE SUGGESTER OF PROGRESSIVE CHANGE AS A TRAITOR OR AS A TROUBLE MAKER." Your highly paid executives at APCo are very aristocratic and thin-skinned!

Please help APCo's Management get on track. The rate-payers shouldn't have to subsidize this private club [APCo Management]! The treatment of employees that make productive suggestions should be improved - APCo needs a VIABLE EMPLOYEE SUGGESTION SYSTEM. In my opinion, the most reliable method for improving APCo service to its customers is the immediate establishment of VIABLE EMPLOYEE SELECTION, EVALUATION, AND PROMOTION SYSTEM BASED ON MERIT.

<u>Please help me get APCo's attention</u>. Without a viable merit employee system and a viable employee suggestion system, APCo's Management is going to continue to muddle along making self-serving decisions that are only beneficial [at best] in the short-term, and we the rate-payers are going to foot the costs over the long-term.

- -

Attention - Mr. Harris, President [APCo]

I, Mr./Ms. ______________________________

Date: ______________

request that APCo immediately establish (1) a viable employee system that is based on <u>merit</u> and (2) a viable employee suggestion program that is rewards employees [including members of management] that make suggestions that enhance efficiency and productivity over the long-term. A response is expected.

Please attach this request to your next power bill when you submit your monthly bill for payment. Also, please send a copy to the PSC or call them toll free on 1-800-392-8050. Please note that current PSC believes "THAT INTERNAL INEFFICIENCIES AT APCO ARE OUTSIDE OF THEIR JURISDICTION!" The address of the PSC is: ALABAMA PUBLIC SERVICE COMMISSION P.O.Box 991 Montgomery, AL 36101-0991.

- -

TAKE AN ACTIVE ROLE IN LOWERING YOUR FUTURE ELECTRICAL EXPENSES

Since APCo is not likely to act on this matter until they are convinced that the majority of the residential rate-payers are "outraged" by their present Human Resources practices [i.e., nepotism, buddyism, age discrimination, etc.], this effort is going to require a lot of support if it is to be successful. Therefore, [if you can afford to or if you have the use of a copying machine] please sign your name in the margin of this memo and make several copies and distribute these copies to your friends, neighbors, relatives, elected representatives, etc. That's right, numbers are the only thing that the "bean counters" over at APCo can understand.

because I clearly pointed out deficiencies in Alabama Power Company's [APCo's] employee selection, evaluation, and promotion system (i.e., Human Resources System)].

To: The customers of APCo

*** ALABAMA POWER COMPANY'S MANAGEMENT NEEDS YOUR HELP! ***

For the last few years, APCo [APCo] has been reducing the number of their employees to become more competitive - Right! True - in many areas APCo has been overstaffed for a long time, but their current [and recent past] down-sizing efforts won't save <u>you</u> [the customer] any money in the <u>long run.</u> this is because APCo does not have an employee system that is based on merit. For example, their current down-sizing effort is replacing a lot of seasoned, qualified employees with (1) younger less experienced employees and (2) "connected employees" [i.e., connected by nepotism and/or buddyism].

That's right - APCo's Management is seeking to continue their tradition of surrounding themselves with "yes" people. If the Management at APCo had a track record for using the suggestions of their employees, one could make a case that the younger employees's knowledge [and new ideas] would greatly boost productivity and efficiency over the long term. DON'T BET ON IT. APCo's Management has a record of maintaining the status quo no matter what the costs are to the rate-payers. APCo's Management reaction to unsolicited suggestions [that don't directly serve to enhance the statuses of Upper Management] is either "PUNISH THE BEARER OF BAD NEWS" or "LABEL THE SUGGESTER OF PROGRESSIVE CHANGE AS A TRAITOR OR AS A TROUBLE MAKER." Your highly paid executives at APCo are very aristocratic and thin-skinned!

Please help APCo's Management get on track. The rate-payers shouldn't have to subsidize this private club [APCo Management]! The treatment of employees that make productive suggestions should be improved - APCo needs a VIABLE EMPLOYEE SUGGESTION SYSTEM. In my opinion, the most reliable method for improving APCo service to its customers is the immediate establishment of VIABLE EMPLOYEE SELECTION, EVALUATION, AND PROMOTION SYSTEM BASED ON MERIT.

<u>Please help me get APCo's attention.</u> Without a viable merit employee system and a viable employee suggestion system, APCo's Management is going to continue to muddle along making self-serving decisions that are only beneficial [at best] in the short-term, and we the rate-payers are going to foot the costs over the long-term.

- -

I, Mr./Ms. ______________________________

Date: ______________

request that APCo immediately establish (1) a viable employee system that is based on <u>merit</u> and (2) a viable employee suggestion program that is rewards employees [including members of management] that make suggestions that enhance efficiency and productivity over the long-term.

Please attach this request to your next power bill when you submit your monthly bill for payment. ...

Corporate Mail

Board of Directors
of the Southern Company
Atlanta, Georgia

Jerrold C. Nemeth
2477 Hwy. 93
Maylene, Alabama 35114

February 9, 1993

Mr. Edward L. Addison, President of the Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

Re: William J. Nemeth's severance from Alabama Power

Dear Mr. Addison:

I believe my brother, William J. Nemeth, Jr., severance from Alabama Power in 1992, is without regard to any Merit System. I want you to investigate age discrimination, buddyism and nepotism at Alabama Power.

Please forward to my attention what actions that you are doing to stop the above practices at in the Southern Company.

Disturbed customer,

Jerrold C. Nemeth

... ves for the MERIT PROPOSAL.

FEB 15 1993

[I am a severed (laid off) employee that has been denied a severance payment, because I clearly pointed out deficiencies in Alabama Power Company's employee selection, evaluation, and promotion system (i.e., Human Resources System)].

To: The customers of Alabama Power Company

*** ALABAMA POWER COMPANY'S MANAGEMENT NEEDS YOUR HELP! ***

For the last few years, APCo has been reducing the number of their employees to become more competitive - Right! True - in many areas APCo has been overstaffed for a long time, but their current [and recent past] down-sizing efforts won't save <u>you</u> [the customer] any money in the <u>long run</u>, this is because APCo does not have an employee system that is based on merit. For example, their current down-sizing effort is replacing a lot of seasoned, qualified employees with (1) younger less experienced employees and (2) "connected employees" [i.e., connected by nepotism and/or buddyism].

That's right - APCo's Management is seeking to continue their tradition of surrounding themselves with "yes" people. If the Management at APCo had a track record for using the suggestions of their employees, one could make a case that the younger employees's knowledge [and new ideas] would greatly boost productivity and efficiency over the long term. DON'T BET ON IT. APCo's Management has a record of maintaining the status quo no matter what the costs are to the rate-payers. APCo's Management reaction to unsolicited suggestions [that don't directly serve to enhance the statuses of Upper Management] is either "PUNISH THE BEARER OF BAD NEWS" or "LABEL THE SUGGESTER OF PROGRESSIVE CHANGE AS A TRAITOR OR AS A TROUBLE MAKER." Your highly paid executives at APCo are very aristocratic and thin-skinned!

Please help APCo's Management get on track. The rate-payers shouldn't have to subsidize this private club [APCo Management]! The treatment of employees that make productive suggestions should be improved - APCo needs a VIABLE EMPLOYEE SUGGESTION SYSTEM. In my opinion, the most reliable method for improving APCo service to its customers is the immediate establishment of VIABLE EMPLOYEE SELECTION, EVALUATION, AND PROMOTION SYSTEM BASED ON MERIT.

<u>Please help me get APCo's attention</u>. Without a viable merit employee system and a viable employee suggestion system, APCo's Management is going to continue to muddle along making self-serving decisions that are only beneficial [at best] in the short-term, and we the rate-payers are going to foot the costs over the long-term.

- -

I, Mr./Ms. ______________________
Date: 2-5-93

request that APCo immediately establish (1) a viable employee system that is based on <u>merit</u> and (2) a viable employee suggestion program that is rewards employees [including members of management] that make suggestions that enhance efficiency and productivity over the long-term.

Please attach this request to your next power bill when you submit your monthly bill for payment. Also, please send a copy to the PSC or call them toll free on 1-800-392-8050. Please note that current PSC believes "THAT INTERNAL INEFFICIENCIES AT APCO ARE OUTSIDE OF THEIR JURISDICTION!" The address of the PSC is: ALABAMA PUBLIC SERVICE COMMISSION P.O.Box 991 Montgomery, AL

If you own SOUTHERN COMPANY STOCK, please vote YES for the MERIT PROPOSAL.

Thanks,

Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

the southern electric system

February 17, 1993

John D. McLanahan, Esq.
Troutman Sanders
NationsBank Plaza
600 Peachtree Street, N. E.
Suite 5200
Atlanta, Georgia 30308-2216

Dear John:

Enclosed are copies of all communications with William Nemeth. Mr. Nemeth, a Southern Company common stockholder, is a former employee of Alabama Power Company. We understand from employees of Southern Company Services and Alabama Power that Mr. Nemeth has distributed copies of the letter directed to customers of Alabama Power at local Birmingham shopping centers. His latest communication is directed to Southern's board of directors.

Please review the enclosures, and let's discuss, next week, how to proceed with this matter. Specifically, should this letter be discussed with the board at its meeting of March 8.

Sincerely,

Tommy

TC/ma

Enclosures

Addison ✓

Rt. 11 Box 499 Lot 607N
Irondale, AL 35210

02/19/93

Mr. William B. Hutchins, III, Treasurer
Chairman, Administrative Committee
Alabama Power Company [APCo]
P.O. Box 2641
Birmingham, Alabama 35291

SUBJECT: SEVERED EMPLOYEE REQUESTS TIMELY SEVERANCE PAYMENT - Management Communication Breakdown?

Dear Mr. Hutchins:

You have not replied to my letters dated 01/08/93 and 01/30/93! My "out of pocket expenses" are growing daily in this matter, and since these costs will be subsequently passed on to the Southern Company, it is in the interest of all parties to effectively communicate and settle this matter as soon as possible.

First - let me bring you "up to date" on my efforts to nudge APCo's management toward the establishment of a viable Employment Merit System [EMS]. I am currently involved in the following activities: (1) proposing a stockholder's proposal that mandates the establishment of a Southern Company EMS [see copy enclosed]; (2) distributing EMS information leaflets [see copy enclosed] to the rate-payers and stockholders [this leaflet proposes the establishment of a viable APCo EMS]; (3) making a formal request to the Board of Directors of the Southern Company that will mandate the escrowing of a portion of management's salaries in order to ensure that future employee discrimination claims can be paid out of the appropriate [guilty] Management Members' salaries [see copy of letter enclosed]; and (4) writing letters to various "Utility Mutual Funds" and "University Endowment Funds" requesting their support in nudging the Southern Company's Management toward the establishment of a viable EMS. Of course, I hope the Management of Alabama Power Company [and the Southern Company] "perform their job duties" and implement a viable EMS so that my efforts are no longer required. My efforts will continue to escalate until "Management" addresses these issues in a proactive manner.

Your [and Mr. T. E. Chappell's] earlier letters to me in the Fall and Winter of 1992 have indicated that I am to furnish you with pertinent information in order to establish the scenario describing how I did not receive a fair and equitable employee evaluation and how this scenario resulted in my severance [i.e., lay off]. I am [still] curious why you haven't performed a more energetic investigation? Todate, I have "pointed out" numerous discrepancies in APCo's employee selection and evaluation processes [see my earlier letters for details]. In this letter, I will strengthen my case by providing five more problem areas that clearly show that APCo's Fossil Generation's and FGS's employee selection and evaluation processes were seriously flawed in the last few years [including the early Spring of 1992]:

FEB 23 1993

(1) My previous [APCo] immediate supervisor [Mr. Charles Shirah] indicated to me on several occasions [in the presence of witnesses] that Mr. Robert Bellenger [who was a General Manager in FGS and college roommate of Mr. Robert Todd (the powerful VP at Southern Company Services)] had indicated animosity for me! Although I requested a clarification of the root cause of this animosity on several occasions, Mr. Shirah wouldn't elaborate on this matter. Looking back, I can only assume that Mr. Shirah was trying to scare me into taking the voluntary severance, but since I never had any "first hand" dealings with Mr. Bellenger, I can only assume that Mr. Bellenger's impression of me had been poisoned by some third party such as Mr. Ken Harrell [Supervisor in the Projects Group of FGS] or Mr. Norman Kaup [General Manager directly over the Projects Group]. Mr. Shirah liked to use members of the FGS QA Group to ferret out the discrepancies in the specifications and plans proposed by the FGS Projects Group [and Southern Company Services], and it wasn't difficult to point out specification discrepancies since most of the Project Engineers in FGS were more concerned with budget considerations, social events, APCo status building activities, the daily newspaper, and athletic events than they were with proposed project specifications. In additional, many of the Project Engineers [including their Supervisors] weren't technically qualified [or competent] to review the specifications and plans developed by others, nor did the majority of these engineers strive to become more technically competent. It is curious that Mr. John Dorsett, VP of FGS, [who was referred to by Mr. Shirah on several occasions as the "Head Engineer" of FGS] is not a licensed Professional Engineer in the State of Alabama. [Mr. Dorsett sets a bad role model in this regard.] Many of FGS Project Engineers appear to be striving to become MBA types. Also, [as strange as it may be] most of FGS's [and Fossil's] Engineers are not active members of Professional or Technical Associations [e.g., IEEE, ASME, ACI, ASCE, ASTM, NEMA, AISC, etc.]. It seems that Management wanted our Engineers to be "highly paid" laborers, actors, or socialites. Perhaps, the numerous technical comments I made concerning the E. C. Gaston Railroad and Miller Railroad projects were misconstrued by Mr. Bellenger [who never appeared to be very technically oriented himself]. Since APCo's employee review and evaluation processes didn't allow the employee to review and to correct the facts furnished to the various employee review committees, the employee review and selection processes deteriorated into "Popularity Contests." Mr. Todd had his "own records and criteria" for selecting the engineers and other APCo employees that were accepted by Southern Company Services, and he neither requested additional information concerning the evaluated employees, nor did Mr. Todd interview FGS and Fossil Generation employees to make sure his information was "up to date" and "correct." Mr. Bellenger's nod or frown appears to be more important than factual information in Mr. Todd's employee evaluations. It is also important to note that almost all the "unconnected" employees transferred to Southern Company Services [in early 1992] were less than forty years old - regardless of their qualifications [i.e., de facto age discrimination].

(2) Some "connected employees" were given preferential treatment in the FGS and Fossil Generation review and selection processes. Many "connected employees" were reduced slightly in rank [and sometimes pay], but were retained by the company. "Unconnected employees were not given this option. Some examples of retained "connected employees" who have

been given preferential treatment by Upper Management because of their "smoke blowing abilities" or "social contacts" are: Mr. Ken Harrell, Mr. Glenn Owen, Mr. Steve Ferguson, Mr. Gary Fennell, Mr. Myrl Hankins, Mr. Ron Lester, Mr. Rodney Morgan, Mr. Horace Tucker, Mr. Greg Carson, Mr. William Dillahunty, and Mr. Danny Burnette. I must also point out that Mr. Mickey Hardy [who was the Human Resources Supervisor of PGS] appeared to be "derelict" in the performance of his job duties because he didn't point out and address these unfair evaluation and selection processes during the last few years, but the real responsibility for this fraud must be shouldered by Upper Management. APCo's Management shows a pattern of not appreciating sincere, low-profile, but very competent employees [e.g., Mr. Carmelo Aliano, Mr. Carl Sharp, Mr. Wayne Smith, Mr. John Blair, Mr. Jerry Jackson, Mr. Craig Arnold, Mr. Wayne Brooks, Mr. Wayne Ponds, etc.]. In addition, Management appears to be too aristocratic to manage "out spoken" but "extremely talented" employees [e.g., Mr. Joe Harper, Mr. Russell Beals, Mr. Allan Whitehead, etc.]. Is the cost of our "Management's Comfort" too high? Unfortunately, many other talented employees have also voluntary left [without the benefits of severance package] APCo because of this "Comfort Flaw" in our "Management's Style." Other good, unconnected employees have been offered special deals to accommodate their employment termination [e.g., Mr. Lindsay Hadley's delayed early retirement]. Clearly, everybody's treatment during these employee evaluations, selection, and severance processes hasn't been the same.

(3) The lack of "up to date" and "appropriate" PGS and Fossil Generation Department Planning and Operating Procedural Guidelines have been responsible for a lot of the employee selection and evaluation confusion because employee duties were not effectively established by either PGS or The Fossil Generation Department. The people who talked the "loudest" and who were "connected" to Upper Management ran the show. For example, Mr. Ken Harrell [who is well-connected with Upper Management] ram-rodded the "secret" E. C. Gaston Railroad Project thus delaying critical specification [including plan reviews] and surveillance planning. This initial expediting of the E. C. Gaston Railroad Project probably resulted in the acceptance of inferior quality prestressed concrete bridge girders, which I expect will increase the long-term [operational] costs of this project, but Mr. Harrell status was enhanced in the eyes of Upper Management, because he appeared to solve [and expedite] the resulting project problems [by expediting by waving the requirements] and the real tragedy is that most of these problems could have been prevented by prior independent, objective reviews by a qualified individuals. The ability to expedite should be rewarded but not at the [long-term] expense of accepting an inferior products or structures. APCo's design system rarely provides enough lead time to accommodate proper reviews of the plans and specifications and to incorporate the subsequent review comments into the final design in a timely manner. Also, Mr. Harrell didn't effectively, systematically pass on design review comments to the designers at Southern Company Services. Likewise, Southern Company Services's [SCS's] designers had no methodology to systematically incorporate prior, appropriate "Design Change Requests" [DCRs], "Vendor Deviation Requests" [VDRs], and "Nonconformance Requests" [NCRS] into subsequent designs — the same problems and errors would tend to resurface in many project documents. Neither the Project Engineers nor the Designers were

listening to the needs [or even respecting the needs] of the customer. <u>Mr. Harrell is only a typical case</u> of an employee being led along the wrong path by the "putting out fire" mentality of his Upper Management. The only reason that I use Mr. Harrell's example is that I saw the same pattern developing in the planning for the Miller Steam Plant Railroad Project. Mr. Harrell didn't see the need to carefully review of the Miller Project Documents by Field Engineers [and others] who were associated with the E. C. Gaston Railroad Project in order to reduce specification and planning errors. Also, I noted [at a Miller Railroad Meeting] that a SCS's designer [another Mr. Harrell] "didn't want to be bothered" by specification and planning comments or suggestions from the field! Note that the Southern Company Services Engineers and Designers seek to maintain job security by "designing in" numerous ambiguous design requirements into a project that subsequently required a good portion of their time [during the project] to straighten out [through the costly use of DCRs, NCRs, and VDRs]. I believe this is a very costly activity that the Southern System can no longer afford [and <u>not</u> just only because of the additional salaries involve, but]; because in many cases the original designers are <u>not</u> available to properly evaluate the ambiguous requirements, and this scenaric results in costly errors being made because of the pressure on the designer to furnish a "quick fix" during the fabrication phase or the construction phase. Can Management continue to afford to ignore the knowledge of our employees during specification and plan reviews? I bet the rate-payers and stockholders wished that Management had listened to the employee recommendations that a thorough surveillance program be implemented for the "Feedwater Heaters" at Miller Steam Plant. The early "failure rate" of these Feedwater Heaters is a concrete example of the real costs associated with inappropriate expediting [i.e., when expediting is used to circumvent planning instead of complementing good project planning and project planning document reviews]. Operational problems are also beginning to surface. The "Fossil Weld Program" [developed under the guidance of Mr. Bill Petty] is <u>not</u> being practiced by some of the fossil plants, and this managerial accommodation will certainly result in more future outages and overall higher operational costs to be ultimately paid for by our customers. Of course, I [as a member of the QA group of PGS] was in a "Catch 22" situation. If I did my duty by: (a) pointing out the existing operational problems, (b) pushing for operational and planning guidance that were both cost effective and necessary, (c) pushing for real quality audits. (d) pushing for real acceptance criteria for equipment [and their components], (e) pointing out specification and planning errors, etc., I was [unfortunately] viewed as an UNSOCIABLE TROUBLE MAKER by Upper Management [who usually didn't know the details of the operations that they were responsible for anyway since they were just being groomed for a future higher level position]. If I didn't perform by duties as a QA Engineer, I could have been fired for nonperformance. <u>Obviously! I wasn't fired for nonperformance!</u> It should be pointed out that the current engineer [Mr. Glenn Owen], who is now responsible for QA in PGS, is "well connected" and has a reputation for "<u>not</u> making waves" and "making sure Management is told what they [Management] want to hear." All previous QA PGS Engineers have been transferred, severed, or forced to take early retirement! It is clear to me that APCo Management is much more interested in LOOKISM than SUBSTANCE in the QUALITY AREA, and I believe this is a erroneous Management Decision that will be paid for by the

stockholders and the residential rate-payers in the long-term. [In the past, the residential rate-payers have been the "cash cows" for APCo's Management, but these cows might be ready to stampede which will lead to an awaking by the normally docile stockholders when future dividends cuts are implemented.] Unfortunately, the guilty members of management will be promoted or transferred out of their current positions before their "chickens come home to roost." Unfortunately, the current APCo Management System has no systematic methodology that insures that connected Members of Management will be ever "held responsible" for their poor decisions. The residential rate-payers tell me they want only qualified employees working for APCo. The employee selection [criteria] priority our customers want is: first "SUBSTANCE" [the employee's: work experiences, job skills including technical skills, work record, education and training, integrity, etc.] and second "LOOKISM" [the employee's: manner of dress, sex of the individual, religion, social contacts, kinship, race, country club memberships, area of town they live in, hair style, whether or not they wear a tie, the color of their tie, and whether or not they support or contribute to: PACs, United Way Drives, NMA, Saving Bond Drives, Chamber of Commerce Drives, Dog and Pony Shows, etc.]. The truth of the matter is that the vast majority [over 95% in my estimation] of our customers don't give a damn about "LOOKISM." Our Customers desire reliable and economical electrical power today and in the future, and our customers are <u>not</u> concerned how the statuses of various Members of APCo's Management are being enhanced by current trends in "LOOKISM" or the latest Corporate "BUZZ WORDS" or "FADS."

(4) In Mr. T. H. Jones's letter to me [dated 05/18/92], he says that everybody was given a fair and impartial employee evaluation prior to the involuntary severance that occurred on 03/30/92 - two weeks prematurely. <u>This statement is highly incorrect.</u> Many employees of PGS [in early 1992 during the evaluation period] were temporarily assigned to various projects as to appear that they were <u>not</u> part of the office staff. Also, some employee evaluations allowed several witnesses to testify on their behalf, but other evaluations only allowed the employee's immediate supervisor to speak on behalf of the employee. The employee was <u>not</u> permitted to speak on his own behalf or to be present to review and correct any employee record errors or his supervisor's comments. The employee's review of the information presented at his evaluation is a "keystone issue" since APCo employee record keeping was a joke, and because the various Members of Management used their own [and usually outdated and erroneous] records [e.g., Mr. Todd's records]. Also, the official employee records commonly contained many errors, and no efficient, continuing employee information system was ever implemented at APCo. For example, the entry of my Professional Engineer License was delayed for 7 years by various APCo employee record keeping oversights and errors. I know of one employee who chose the voluntary severance because of the uncertainty of whether or <u>not</u> "an erroneous black mark" was still on his [unofficial] employee record(s). Matter of fact, the whole PGS and Fossil Generation Employee Selection and Evaluation appears to be a sham, because one of the better PGS Engineers [who was a Supervisor in the PGS Projects Group] explained to several of us [doubters] that Mr. T. H. Jones had already had his organization personnel selected in the early Fall of 1991. According to this extremely reliable source, Mr. Jones had the organization chart

[completed with names] developed by Mr. Earl Foust [before Mr. Foust left the company.] - so the mock employee reviews of early, 199[illegible] were just for show! Unfortunately for me, the date to accept the voluntary severance had already passed. This all leads to another question. "WHY DID THE VOLUNTARY SEVERANCE PERIOD END BEFORE THE EMPLOYEE EVALUATIONS WERE PERFORMED?" WAS THE MANAGEMENT OF PSS AND FOSSIL GENERATION TRYING TO "SCARE OFF" QUALIFIED EMPLOYEES [UNCONNECTED EMPLOYEES] TO MAKE ROOM FOR THEIR CRONIES?

(5) The APCo Human Resources employee job placement system had completely broken down by 1999 for the "unconnected employee." Some symptoms of this breakdown were: (a) employees were not informed of the receipt of their applications by Human Resources Group; (b) connected employees were being "hid out" until a job description could be gerrymandered around their unique expertise; (c) a job applicant couldn't determine their position on a job queue for a job that they had applied; (d) no systematic, up to date database of an employee's skills, education and training, and work experiences and work records was maintained by the Human Resources Group to quickly place employees in jobs they were highly qualified to fill; (e) the "Grape Vine" contained more reliable sources of information concerning job openings than did the Job Board; (f) the Human Resources Group gave confusing information and advice to "unconnected employees" who had "somehow" managed to arrange interviews [an example of this is my canceled interview because of the Human Resources Group's perplexing phone call - see my earlier letters]; and (g) connected employees continued to call their contacts and be placed in jobs in both APCo and SCS regardless of their qualifications. APCo, SCS, and SCo have never implemented true EMSs, but in the last 3 or 4 years all these Human Resource Systems have lost all attributes associated with the word "MERIT."

Please keep in touch. If this is not the kind of information your Administrative Committee wants to investigate, please let me know what you are looking for! [Otherwise] it is my desire to convince your committee that APCo's Human Resources System [e.g., employee selection, promotion, and placement system] is not based on MERIT.

Yours truly,

William John Nemeth, Jr.

William John Nemeth, Jr.

cc Mr. Al Gore, Vice President of the USA (w/attachments)
Board of Directors of the Southern Company (wo/attachments)
Mr. Edward L. Addison, President of SCo (wo/attachments)
Mr. David Andrews (w/attachments)
file

ENCLOSURES: (1) EMS HANDOUT
(2) EMS STOCKHOLDER'S PROPOSAL
(3) LETTER TO SCo Board - Requesting the Establishment of Management Salary Escrow Account

Rt. 11 Box 499 Lot 60JN
Irondale, AL 35210

02/27/93

Mr. William B. Hutchins, III, Treasurer
Chairman, Administrative Committee
Alabama Power Company [APCo]
P.O. Box 2641
Birmingham, Alabama 35291

SUBJECT: SEVERED EMPLOYEE REQUESTS TIMELY SEVERANCE PAYMENT – Management Communication Breakdown Continues!

Dear Mr. Hutchins:

You have not replied to my letters dated 01/08/93, 01/30/93, and 02/19/93! I am extremely puzzled [and disappointed] by your lack of interest [and response] concerning this critical issue. As a stockholder, I request a thorough investigation concerning all the issues that I have raised since my first letter [dated 04/30/92] to Mr. T. H. Jones. My "out of pocket expenses" are growing daily in this matter, and since these costs will be subsequently passed on to the Southern Company, it is in the interest of all parties to effectively communicate and settle this matter as soon as possible.

My letter of 02/19/93 was too long, and I am going to try to limit my subsequent letters to just a few pages. In this letter, I am only going to briefly address four items: (1) employee discrimination based of the lack of continuous PAC participation; (2) employee discrimination based on Farley Nuclear Plant Guidelines development; (3) employee discrimination based on proactive employee suggestions made to Mr. John Dorsett's "ASK IT BASKET;" and (4) APCo's management's inability to reform [or modify] their management style based on the results of employee questionnaires [i.e., polls].

(1) Before my severance in 1992, I stopped my contributions [i.e., paycheck deduction] to APCo's State PAC because of its lack of membership involvement. Before I dropped this PAC membership, I contacted APCo's State PAC Chairman, and I proposed that the APCo State PAC members should [periodically] meet, discuss, and suggest uses for our APCo State PAC contributions. I never heard from the State PAC Chairman, and I subsequently stopped my PAC contributions. Since APCo Management applies a great deal of pressure [on employees] to join these various PACs, I am very concerned that these PAC memberships were used in the employee evaluation and severance decision making processes – to ultimately discriminate against noncontributing employees. ARE THE PAC PAYMENTS "A KIND OF PAY FOR EMPLOYMENT SYSTEM?" ARE THE PAC PAYMENTS "A FORM OF [EMPLOYEE] TAXATION WITHOUT REPRESENTATION SYSTEM?" WAS I DISCRIMINATED AGAINST BECAUSE I DROPPED MY PAC CONTRIBUTION? HOW CAN MEMBERS OF APCO'S MANAGEMENT [e.g., State PAC Chairman] GET AWAY WITH SUCH POOR COMMUNICATION SKILLS?

(2) In the Fall of 1991 and the Winter of 1992, the FGS QA Group assisted the FGS Technical Services Group [who are stationed at the GSC] in developing some guidance related to the performance of various Farley Nuclear Plant inspections [and measurements] that the FGS Technical Services Group performed for the Farley facility [e.g., Emergency Water Detention Pond Volumes, Pond Dam Stability, Correctness of Computer Programs, Surveying, etc.]. We met with several individuals from the Technical Group in an effort to determine their needs. We put together a rough draft of the guidance for the Technical Group's review and comments, <u>but we never received any feedback related to our original guidance draft.</u> [I was the only FGS QA engineer assigned to this project.] I have always wondered if our guidance was too viable and restricting, and really all that the Technical Services Group wanted was a guidance document that could be placed on the bookshelf for show [and that would satisfy the NCR's requirement that the Technical Services Group have such a guidance document]. I believe our serious effort in developing this guidance cost me the opportunity to transfer to the Technical Services Group. Before my severance, I sent Mr. Dale Berry [Manager of the FGS Technical Services Group] a job application, but Mr. Berry never acknowledged the receipt of my application. [Since I am uniquely qualified to work in the Technical Services Group because of my background (e.g., Civil Engineering and Computer Programming - Training and Experience)] DID MY SERIOUS EFFORT ON THIS PROJECT COST ME A JOB OPPORTUNITY IN THE TECHNICAL SERVICES GROUP? DOES MR. DALE BERRY KNOW WHAT A DATAFLOW DIAGRAM [DFD] IS USED FOR? IS THIS ANOTHER CASE WHERE LOOKISM HAD A HIGHER PRIORITY THAN SUBSTANCE?

(3) Throughout my APCo employment, I have always been a strong proponent of the establishment of a viable suggestion [box] system. My activity in this area began when I suggested a suggestion [box] system for the Construction Department during the Construction of R. L. Harris Dam. It was obvious to me [as a new employee] that APCo employees' knowledge and experiences were not being effectively used by Management in the solution of problems. Perhaps, the reason for the powerful "negative" Management bias at APCo toward the establishment of a strong employee suggestion [box] system is that certain Members of Upper Management believe that such a system would [somehow] compromise their authority. Nothing could be further from the truth. Granted for a system to become successful, Members of Upper Management would have to become: (a) "more accessible to the employees that they supervise," (b) "more knowledgeable about the activities they supervise," (c) "less aristocratic in management style," and (d) "less thin-skinned" about suggestions related to "status quo" changes, but their real authority [i.e., power (and value to the company)] would become more tangible as they listened to suggestions, and performed their real managerial duty of "separating the wheat from the chaff." The most beneficial suggestion [box] system would be a system that allowed suggestions to be made across departmental boundaries [i.e., globally at APCo]. "We can always see [and point out] the other group's problems more clearly than we can our own group's problems." Unfortunately, all current employee suggestion systems at APCo are local ones, and employee's participation is highly restricted by Management. Naturally, when Mr. John Dorsett began his "ASK IT BASKET," I was ecstatic, and I

immediately submitted a number of suggestions. Unfortunately, this suggestion system rapidly failed because like a lot of other AFCo systems it lacked critical written guidance that would: (a) systematically retain suggestions; (b) match the suggestion with the appropriate management [or technical] expert who would evaluation the suggestion [and would set up a "communication channel" between the expert and the suggester]; (c) respond to the suggester in a timely, tactful manner; (d) work with the suggester in order to use or to further develop their suggestion in order to maximize the long-long benefits of the suggestion to the corporation; and (e) [properly] reward the suggester for a long-term, cost-effective suggestion. Obviously, Mr. Dorsett's suggestion system failed because critical methodology and [easily revisable] written guidance was not established to provide for its survival. A few of the questions and suggestions were partially addressed by Mr. Dorsett or his Managers [or Supervisors], but the system rapidly deteriorated into a "Black Hole" [i.e., suggestions continued to be submitted into the "ASK IT BASKET," but responses were never developed in most cases]. DID MY SUPPORT OF A VIABLE SUGGESTION PROGRAM AT AFCO CAUSE MY SEVERANCE? DID THE SUGGESTIONS I MADE TO MR. DORSETT'S "ASK IT BASKET" CAUSE MY SEVERANCE? [I only received couple of responses from the many suggestions that I submitted to the "ASK IT BASKET."] WHY DOESN'T AFCO HAVE AN INTER-DEPARTMENTAL SUGGESTION SYSTEM [in order to systematically boost long-term profitability by the better use of (our) employees' knowledge and experiences]?

(4) In the year before my severance at AFCo, a curious scenario unfolded. AFCo employees were requested to complete a comprehensive job questionnaire, but Management wasn't satisfied with the results of the questionnaire. The results of the questionnaire indicated that the majority of employees didn't believe that Management could respond proactively to bad news. In short, the questionnaire indicated that Management usually punished the bearer of bad news. The questionnaire also indicated that AFCo employee selection and promotion system was based on who the "employee knew." Of course, these questionnaire results were unacceptable to Management, and Management implemented a series of meetings to determine why the employees "misunderstood" some of these questions. I remember a meeting that Mr. Gregory [our FGS Manager] called to explain why we misunderstood the questionnaires, but I don't remember many employees recanting their questionnaire responses. ARE THE ONLY VALID QUESTIONNAIRE RESPONSES THOSE THAT AGREE WITH MANAGEMENT'S EXPECTATIONS? DOES MANAGEMENT STILL SEEK TO PUNISH THOSE EMPLOYEES WHO DIDN'T RECANT QUESTIONNAIRE RESPONSES THAT WERE UNACCEPTABLE TO MANAGEMENT? WHY HAS MANAGEMENT <u>REFUSED</u> TO MODIFY THEIR MANAGEMENT STYLE [that now inhibits the establishment of a viable Employee Merit System]? DID MR. T. H. JONES REVIEW THE RESULTS OF THESE QUESTIONNAIRES? IF SO, WHY DIDN'T HE ESTABLISH A EMPLOYEE EVALUATION SYSTEM BASED ON MERIT [to be used in the employee evaluations that selected the employees to be severed on 3/30/92]? WHY DOES MR. JONES CONTINUE TO SEEK TO PUNISH THE BEARER OF BAD NEWS? [The "Bad News" is the fact that the employee evaluation system (adopted and implemented by Fossil and FGS Departments) wasn't based on merit as I clearly related to Mr. Jones in my first letter (dated 04/30/92).]

Please keep in touch. Please call [(205)-956-5780 and leave a message if I am out] or write. If this is not the kind of information your Administrative Committee wants to investigate, please let me know what you are looking for! [Otherwise] it is my desire to convince your committee that APCo's Human Resources System [e.g., employee selection, promotion, and placement system] is not based on MERIT. I plan to write you at least once a week until this matter is resolved. Note, effective communication can be very effective in preventing small problems from developing into future costly catastrophes.

Yours truly,

William John Nemeth, Jr.

William John Nemeth, Jr.

cc Mr. Al Gore, Vice President of the USA
Board of Directors of the Southern Company
Nuclear Regulatory Commission [NCR] - Department of Energy
Securities Exchange Commission [SEC]
Mr. David Andrews
file

Rt. 11 Box 499 Lot 603N, Irondale, Alabama 35210

03/26/93

Mr. Edward L. Addison
President of the Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

SUBJECT: MANAGEMENT COMMUNICATION BREAKDOWN AND NONPAYMENT OF SEVERANCE PACKAGE

Dear Mr. Addison:

I have not received a reply to any of the last 3 letters which I have sent to Mr. William B. Hutchins [Alabama Power Company's Treasurer]. Since you [and various other members of management] have been copied on some of these letters, I am very perplexed concerning the lackadaisical attitude presently taken by the members of APCo [and SCo] management toward the very serious issues highlighted in my letters. Members of management appear to be taking either one of two attitudes concerning these important, timely issues highlighted in my letters: (1) "pass the buck to someone else" or (2) "ignore the problem and it will go away."

Stockholders expect management to: (1) examine the issues fairly [and this activity includes thorough investigation of all serious allegations of wrongdoing and problems - from all sources]; (2) rapidly address the real issues [i.e., address the root cause of failures and problems]; (3) implement timely solutions to root causes of problems; (4) provide a suitable role model for employees; (5) clearly and effectively communicate guidance to employees [and this activity includes insuring that guidance is updated in a timely manner with appropriate feedback and input from all the employees; and (6) communicate effectively [and without ambiguity] with nonemployees [e.g., stockholders, vendors, contractors, etc.]. Based on my [todate] experiences, I believe the management of the Southern Company is derelict.

I believe the reason for this current management dereliction is largely caused by misplaced priorities! Most members of management appear to be too concerned with "personal status building activities," and <u>not</u> with functionality [i.e., the performance of their true job functions (e.g., the generation, distribution, and sales of economical and dependable electrical power)]. HAS 'LOOKISM' REPLACED 'SUBSTANCE' IN THE SOUTHERN SYSTEM? ARE SCo MANAGEMENT 'STONEWALLING' ISSUES THEY DON'T WANT TO FACE? IS EFFECTIVE COMMUNICATION GIVEN TOO LOW OF A PRIORITY BY SCo Management?

A concerned stockholder,

William John Nemeth, Jr.

William John Nemeth, Jr.

MAR 30 1993

cc Vice President Al Gore, [VP of U.S.A]
Mr. David Andrews

Atlanta, Georgia 30346
Telephone 404 393 0650

31-7
Co. 41

Edward L. Addison
President

the southern electric system

April 7, 1993

Mr. Jerrold C. Nemeth
2477 Highway 93
Maylene, AL 35114

Dear Mr. Nemeth:

I received your letter dated February 9, 1993, concerning your Brother's severance payment from Alabama Power Company.

I have forwarded your letter to Mr. Robert Holmes, Jr., Vice President of Human Resources, for review. I have asked Mr. Holmes to review this matter on my behalf.

If you have additional questions concerning this matter, Please refer all inquiries to Mr. Holmes' office. You may contact him by calling his office (205) 250-2704.

Thank you for your letter.

Yours truly,

E. L. Addison

bmj

cc: Mr. Robert Holmes, Jr.

bcc: Mr. R. A. Buettner
Mr. T. H. Jones
Mr. E. S. Allen
Mr. R. Crow
Mr. T. E. Chappell
Mr. M. T. Hardy
Mr. E. W. Edwards
Ms. C. A. Wood

IN CASE YOU "LOST" THE COMMENT CARD THAT WAS PLACED IN YOUR LAST ALABAMA POWER BILL ENVELOPE I HAVE DEVELOPED THIS GENERIC COMMENT CARD FOR YOUR USE

Please review and edit the following comment card [to reflect your concerns], and please attach your comment card to "all" of your future ALABAMA POWER BILLS until you receive a reasonable response (to your concerns) from ALABAMA POWER COMPANY's MANAGEMENT.

ALABAMA POWER COMPANY GENERIC COMMENT CARD

FROM: W. J. Nemeth Jr.
Rt. 11 Box 499 Lot 603N
Irondale, AL 35210

DATE: 4 /09 / 93

TO: ALABAMA POWER COMPANY'S MANAGEMENT

APCo MANAGEMENT PLEASE [immediately]:

(1) Establish a viable Quality Program based on substance and not lookism. Please place the word "PROBLEM" back in [your] technical employees' and members of management vocabularies. Problems can't be solved until they are acknowledged!

(2) Overhaul your present Human Resources System, and establish a viable Employee Merit System [EMS].

(3) Establish cost-effective suggestion system and cost-effective [real] employee performance teams. [Currently, suggestion systems are only local, temporary FADS, and there is no permanent structure for the cost-effective use of an employee's suggestions [especially, across department boundaries]. Currently, (and UNFORTUNATELY) performance teams are only used as a MANAGEMENT TOOL FOR MANAGEMENT STATUS BUILDING ACTIVITIES.]

(4) Require better [clearer] communication from your members of management (i.e., minimize the use of "hidden agendas").

(5) Improve your "PAY FOR PERFORMANCE PROGRAM" [PFP] by minimizing the effect of the "PYRAMID PAY EFFECT." Currently, the PFP primarily serves to increase the pay of already highly paid supervisory personnel [including members of upper management]. Members of management should never receive [on a percentage basis] more than the median PFP of the employees whom they supervise. The measure of the effectiveness of Management is how well they work with their personnel [i.e., employees] to efficiently perform the required activities of their group in order to minimize long-term costs [and/or maximize long-term output]. The PFP should "not" be used mechanism to provide "STATUS REWARDS" or "GROUP SIZE REWARDS" to members of managements [they already receive a reasonable salary for their normal management responsibilities]. PFP bonuses [as well as salaries] should be made "public" in order to minimize the abuses of the pay system. If

Mr. Addison I expect a timely response to my comments!!!!

APR 13 1993

salaries and PPP [pay] were made public, "public scrutiny" and "[professional] peer pressure" could serve to correct excesses of the system.

(6) Encourage members of management to develop a proactive management style [e.g., working and talking (frankly) with their employees, etc.], and encourage members of management to minimize aristocratic mannerisms. Management style and attitudes tend to trickle down and eventually influences the behavior of all the employees supervised. If management communicates poorly, then eventually all corporation communications will deteriorate. If the management has little regard for the customers [or the stockholders], then in the long-run, so will the employees. Management's role model establishes the attitude or character of the whole corporation.

(7) Establish viable, enforceable guidance in the EMS that will minimize the effects of buddyism and nepotism. Also, provide substantial penalties for members of management found guilty of tolerating or promoting buddyism and nepotism.

(8) When evaluating members of management for promotion, emphasize their effectiveness in coping with their real job responsibility [e.g., the generation, transmission, and distribution of electrical power], and minimize [lower the priority or importance of their participation in] secondary status building activities [e.g., participation in such activities as: United Way Drives, Bond Drives, Chamber of Commerce Drives, etc.].

(9) Develop a viable and effective "Specification and Plan Development and Review System" that [captures and] makes use of applicable past mistakes and problems [e.g., addresses the root causes of prior failures in order to prevent future failures (or at least, lessen the consequences of future failures)]. Logically this development should be made part of the overall Quality Program.

(10) Require that members of management, who found guilty of "NEEDLESS," "SELF-SERVING," "VINDICTIVE" ACTION against present [or past] employees, be fired or severely punished. Employees [who are the bearer of bad news or who report problems] should never be punished, unless they have responsibility for causing or aggravating the problem(s). EMPLOYEES [who are laid off] SHOULD NEVER BE DENIED A SEVERANCE PACKAGE JUST BECAUSE THEY CLEARLY POINTED OUT [to the responsible members of management] SERIOUS DEFICIENCIES OF THE HUMAN RESOURCES EMPLOYEE SELECTION, EVALUATION, PROMOTION, AND PLACEMENT ACTIVITIES [i.e., the lack of a viable Employee Merit System].

(11) Respond in a timely manner to questions and concerns of customers and stockholders.

(12) Reduce the number of management levels.

(13) Set up mechanisms to ensure "effective" and "up to date"

guidance is maintained at the optimum level of detail. Currently, Quality Guidance has serious deficiencies.

(14) Solve small problems before they become large, expensive problems.

(15) I would like to thank all POWER DELIVERY AND DISTRIBUTION PERSONNEL WHO WORKED IN AN EXTREMELY HOSTILE AND DANGEROUS ENVIRONMENT IN ORDER TO RESTORE MY ELECTRICAL SERVICE DURING THE SNOWSTORM. I hope that the management of APCo will immediately start a systematic, long-term, thorough planning and implementation program to trim the trees along the power-lines. If a thorough, on-going, long-term tree-trimming program is adopted, then the disruptive effects on electrical service from the "next" natural disaster [e.g., ice storm, snow storm, high winds, etc.] will be lessened. This systematic, aggressive long-term tree trimming program should also enhance safety for both the linemen and the customers of APCo over the long-term. Also, APCo's management should probably adopt and plan for increased underground service in extremely rough (and uneven) and forested areas, because the overall, long-term total costs (when including both maintenance costs and loss of service costs to the customer) would probably be reduced. Again, I appreciate the hard work of our dedicated local service crews and linemen [APCo personnel as well as those personnel who were "borrowed" out of state].

PLEASE "ACT" [NOW] TO PREVENT FUTURE DISASTERS AND INCREASED ELECTRICAL COSTS, AND DON'T JUST "REACT" TO ELECTRICAL OUTAGES.

REMEMBER ONLY "YOU" CAN PREVENT FOREST FIRES AND HIGHER ELECTRICAL COSTS! wjn. jr.

*** ALABAMA POWER COMPANY'S MANAGEMENT NEEDS YOUR HELP! ***

For the last few years, Alabama Power Company [APCo] has been reducing the number of their employees to become more competitive - Right! True - in many areas APCo has been overstaffed for a long time, but their current [and recent past] down-sizing efforts won't save you [the customer] any money in the long run. This is because APCo does not have an employee system that is based on merit. For example, their current down-sizing effort is replacing a lot of seasoned, qualified employees with either (1) younger less experienced employees or (2) "connected employees" [i.e., connected by nepotism and/or buddyism].

That's right - APCo's Management is seeking to continue their tradition of surrounding themselves with "yes" people. If the Management at APCo had a track record for using the suggestions of their employees, one could make a case that the younger employees's knowledge [and new ideas] would greatly boost productivity and efficiency over the long term. DON'T BET ON IT. APCo's Management has a record of maintaining the status quo no matter what the costs are to the rate-payers. APCo's Management reaction to unsolicited suggestions [that don't directly serve to enhance the statuses of Upper Management] is either "PUNISH THE BEARER OF BAD NEWS" or "LABEL THE SUGGESTER OF PROGRESSIVE CHANGE AS A TRAITOR OR AS A TROUBLE MAKER." Your highly paid executives at APCo are very aristocratic and thin-skinned!

Please help APCo's Management get on track. The rate-payers shouldn't have to subsidize this private club [APCo's Management]! The treatment of employees that make productive suggestions should be improved - APCo needs a VIABLE EMPLOYEE SUGGESTION SYSTEM. In my opinion, the most reliable method for improving APCo service to its customers is the immediate establishment of VIABLE EMPLOYEE SELECTION, EVALUATION, AND PROMOTION SYSTEM BASED ON MERIT.

Please help me get APCo's attention. Without a viable merit employee system and a viable employee suggestion system, APCo's Management is going to continue to muddle along making self-serving decisions that are only beneficial [at best] in the short-term, and we the rate-payers are going to foot the additional costs over the long-term.

- -

To: Mr. Harris (President of APCo) and Mr. Addison (President of Southern Co.)

I/We, Mr./Ms.: W. J. Nemeth, Jr.
~~Rt. 11 Box 499~~ Lot 603N

Date: Irondale, AL 35210

request that APCo immediately establish (1) a viable employee system that is based on merit and (2) a viable employee suggestion program that rewards employees who make suggestions that enhance efficiency and productivity over the long-term. Mr. Harris and Mr. Addison, we expect a timely response describing your corrective efforts.

Please attach "the above request" to your next power bill and mail copies separately to Mr. Harris [P.O. Box 2641, Birmingham, AL 35291] and Mr. Addison [64 Perimeter Center East, Atlanta, GA 30346], and call Mr. Harris at 250-1600 [or 250-1000]. Also, please send a copy to the PSC or call them toll free on 1-800-392-8050. Please note that current PSC believes "THAT INTERNAL INEFFICIENCIES AT APCO ARE OUTSIDE OF THEIR JURISDICTION!" HAS THE PSC FORGOTTEN THEIR DUTY TO THE RATE-PAYERS? The address of the PSC is: ALABAMA PUBLIC SERVICE COMMISSION P.O.Box 991 Montgomery, AL 36101-0991.

- -

*** TAKE AN ACTIVE ROLE IN LOWERING YOUR FUTURE ELECTRICAL EXPENSES ***

Since APCo is not likely to act on this matter until they are convinced that the majority of the residential rate-payers are "outraged" by their present Human Resources practices [i.e., nepotism, buddyism, age discrimination, etc.], this effort is going to require a lot of support if it is to be successful. Therefore, [if you can afford to or if you have the use of a copying machine] please sign your name in the margin of this memo and make several copies and distribute these copies to your friends, neighbors, relatives, elected representatives, etc. That's right, numbers are the only thing that the APCo "bean counters" will likely respond to.

Call [or write] the PSC, APCo, Southern Company, and your elected representatives because by voicing your opinion, you will be shaping their future policies, and you will be taking a proactive role in determining your future electrical expenses. The next election of PSC Commissioners is years away and we can't wait [illegible]

Please make a note on the necessity of a viable employee Merit program on the [illegible] card in your April Power Bill envelope, and please staple a copy of this handout to that card, and return the card to APCo.

Rt. 11 Box 499 Lot 503N
Irondale, Alabama 35210

04/26/93

Mr. Edward L. Addison, CEO
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

SUBJECT: OUR MANAGEMENT'S COMMUNICATION BREAKDOWN [Second Notice]

Dear Mr. Addison:

We still have some unresolved management problems. One symptom of these problems is a severe management communication breakdown.

I have written you, the Board, and various Members of APCo's Management numerous letters over the last year requesting: (1) investigations into numerous discrepancies in our corporation's HUMAN RESOURCES SYSTEM, (2) establishment of a viable SC Employee Merit System [EMS], and (3) the "overdue payment" of my severance package.

I have received very little meaningful information from our management [concerning these issues] except to assure me "everything is OK." Matter of fact, I haven't received "any" reply to my numerous 1993 letters. I know from my own experiences at APCo [and from the experiences of others] that "everything is NOT OK in the HUMAN RESOURCES AREA." [Two scenarios come to my mind.] Either (1) our management is trying to implement a COVER-UP or (2) they are secretly trying to proactively attack the problems that have been brought to their attention. I am going to assume the "former" is true unless I hear from you proposing some corrective action in the near future.

A good number of our rate-payers [customers], SC employees, and SC stockholders, are appalled at our management's tactic of stonewalling of these issues. If a proactive solution is not proposed by our management before the date of the SC SHAREHOLDER'S MEETING, then these concerns will be "aired" and "discussed" in detail at the MEETING. LEAD OR FOLLOW - THE CHOICE IS YOURS. I regret being this blunt, but "meaningful responses" [from our management concerning these issues] are "long overdue."

A SC shareholder,

William John Nemeth Jr.

William John Nemeth, Jr.

cc Board of Directors of The Southern Company
Mr. Elmer Harris, President APCo
Mr. Robert Holmes, VP Human Resources APCo
Mr. David Andrews

APR 29 1993

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

05/05/93

Mr. Edward L. Addison, CEO
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

SUBJECT: OUR MANAGEMENT'S COMMUNICATION BREAKDOWN [** Third Notice **]

Dear Mr. Addison:

We still have some unresolved management problems. One symptom of these problems is a severe management communication breakdown.

I have written you, the Board, and various Members of APCo's Management numerous letters over the last year requesting: (1) investigations into numerous discrepancies in our corporation's HUMAN RESOURCES SYSTEM, (2) establishment of a viable SC Employee Merit System [EMS], and (3) the "overdue payment" of my severance package.

I have received very little meaningful information from our management [concerning these issues] except to assure me "everything is OK." Matter of fact, I haven't received "any" reply to my numerous 1993 letters. I know from my own experiences at APCo [and from the experiences of others] that "everything is NOT OK in the HUMAN RESOURCES AREA." [Two scenarios come to my mind.] Either (1) our management is trying to implement a COVER-UP or (2) they are secretly trying to proactively attack the problems that have been brought to their attention. I am going to assume the "former" is true unless I hear from you proposing some corrective action in the near future.

A good number of our rate-payers [customers], SC employees, and SC stockholders, are appalled at our management's tactic of stonewalling of these issues. If a proactive solution is not proposed by our management before the date of the SC SHAREHOLDER'S MEETING, then these concerns will be "aired" and "discussed" in detail at the MEETING. LEAD OR FOLLOW - THE CHOICE IS YOURS. I regret being this blunt, but "meaningful responses" [from our management concerning these issues] are "long overdue."

A SC shareholder,

William John Nemeth, Jr.

William John Nemeth, Jr.

cc Board of Directors of The Southern Company
Mr. Elmer Harris, President APCo
Mr. Robert Holmes, VP Human Resources APCo
Mr. David Andrews

MAY 10 1993

Alabama Power Company
600 North 18th Street
Post Office Box 2641
Birmingham, Alabama 35291
Telephone 205 250-2704

Robert Holmes, Jr.
Vice President
Human Resources

Alabama Power
the southern electric system

May 5, 1993

Mr. William J. Nemeth, Jr.
Route 11, Box 499
Lot 603N
Irondale, Alabama 35210

Dear Mr. Nemeth:

I am responding to your several letters to Mr. Addison, Mr. Harris and others concerning the status of your employment and your eligibility for severance benefits under the plan of Alabama Power Company. They have asked that I review this matter in detail and respond to you on their behalf. I have investigated the background of your severance, visited with your brother who asked for reconsideration on your behalf, and reviewed the matter at length. Based on that investigation and review, I can assure you that the company has not sought to punish you.

As you know, Power Generation had a substantial reduction in force in early 1992. While we regret the necessity that any employee be terminated, the reduction in force was necessary for several reasons, including the completion of the Miller Steam Plant project which was the last major unit addition for the foreseeable future. As part of this process, you were evaluated, like other employees in similar positions, by a structured and objective process that was carefully reviewed to ensure fairness. Your selection for termination was appropriate and that decision was final early last year.

You had been eligible for participation in the voluntary severance benefit, on the same terms as other similarly situated employees, provided that you returned the appropriate form by February 29, 1992. You did not do that, so you were not eligible for the enhanced voluntary severance benefit.

You were also eligible (on the same terms as similarly situated employees) for the severance benefit available to those who were affected by the reduction in force. There was also a time limit for participation, and you did not meet that time limit.

Your appeal concerning your eligibility for severance benefits was considered by the Administrative Board, and was denied. You were advised of that decision in the fall, and that decision was also final. The payment of the severance package to you despite your failure to qualify would constitute special treatment that could not be justified to other employees similarly situated, or to the customers and stockholders of the company.

Again, we regret that it was necessary for any employee to be terminated by reduction in force, but that decision was made in accordance with procedures the company felt appropriate to serve the interest of its customers and stockholders. We hope that you find other challenging employment, and wish you the best.

Sincerely,

Robert Holmes, Jr.

RHjr/vg

bc: Mr. E. L. Addison
Mr. E. B. Harris
Mr. T. J. Bowden
Mr. B. H. Farris
Mr. W. B. Hutchins, III
Mr. T. H. Jones
Mr. R. A. Buettner
Mr. J. E. Dorsett
Mr. J. J. Thomley
Mr. D. L. Whitson
Mr. J. R. Carrigan
Ms. C. A. Wood
Mr. M. T. Hardy
Mr. W. R. Crow
Mr. T. E. Chappell

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

06/25/93

Mr. Edward L. Addison, President
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

SUBJECT: HUMAN RESOURCES COMMUNICATION PROBLEMS CONTINUE!

Dear Mr. Addison:

I am very disappointed in the response from The Southern Company (SC) and its subsidiaries on the following important issues:

(1) I haven't received a meaningful response from Alabama Power Company (APCo) [or SC] concerning the numerous Human Resource Discrepancies that I have "pointed out" over the last year or so. For example, I have contacted Mr. Robert Holmes Office by letter, phone, and FAX on numerous occasions, but he [like Mr. T. H. Jones and Mr. William B. Hutchins] has ignored my requests to investigate APCo's Human Resource Discrepancies. Also, Mr. Holmes has "never" returned any of my phone calls!

(2) I haven't received any response from Southern Company Services (SCS) or Southern Nuclear Company (SNCo) concerning the status of my job applications. I have made several phone calls concerning these applications and the job interview at SNCo, but I haven't received any response yet. This supports my earlier allegation that current Human Resources Practices of SC [and its subsidiaries] "keep job applicants in the dark as much as possible," and this practice [i.e., non-response to job applicants] facilitates discrimination.

(3) I still haven't received a satisfactory answer to my question [to you] repeated in my letter dated 05/27/93, concerning the Human Resource concerns that I "voiced" earlier at the Annual SC Stockholders' Meeting. Also, your office has never responded to my phone and letter requests to provide your office FAX number.

Please insure that these issues are addressed and resolved in a meaningful, proactive manner in the near future.

Yours truly,

William John Nemeth, Jr. [Phone (205)-956-5780]

cc Mr. David Andrews
Mr. Ellenburg - EEOC Office Birmingham #130931099
Ms. Hodge - EEOC Office Birmingham #130932332

Copy for your information

9/2/93

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

August 30, 1993

Tommy Chisholm, Secretary and Assistant Treasurer
The Southern Company [SCO]
64 Perimeter Center East
Atlanta, Georgia 30346-6401

SUBJECT: 1994 SCO STOCKHOLDERS' PROPOSAL

Dear TOMMY CHISHOLM:

BACKGROUND

SCO's employee evaluations and severance processes are currently tainted with discrimination and cronyism. Based on my own experiences and the experiences of others, SCO's Human Resources Groups have systematically laid off some of their most talented employees in the last few years in order to maintain the status quo in corporate mentality. Regrettably [based on my "first hand experiences"], Members of the Human Resources Groups appear to be unconcerned about their "employee evaluation" and "severance" discrepancies and deficiencies. Human Resources Groups have stubbornly refused to address the deficiency of a viable, unbiased, objective employee evaluation review process.

I believe the current Human Resources System has evolved to maintain a "comfort level" for various members of SCO's Management. It appears that some members of Management don't want to be bothered with employee input, and "unconnected employees" who make proactive suggestions or those employees who report problems are systematically "black balled." These "guilty" members of management would rather surround themselves with "docile" YES PERSONS in order to preserve their short-term, personal agendas at the expense of long-term objectives of the corporation, stockholders, and employees. I believe this maintenance of the comfort level is both unethical and unprofitable [in the long-run]. Can the SCO be competitive in the long-term by continuing to lay off some of their best employees just to keep a few complacent members of management comfortable?

To prevent future employee discrimination and to maintain a competent, competitive workforce, I urge all SCO stockholders to support this proposal by: (A) CONTACTING MEMBERS OF SCO MANAGEMENT AND POINTING OUT THE LONG-TERM IMPLICATIONS OF THEIR CURRENT HUMAN RESOURCES DISCREPANCIES AND DEFICIENCIES, and (B) VOTING YES ON THIS PROPOSAL.

If anyone desires more background information concerning this proposal, please call or write. I will consider retracting this proposal if SCO's Management acts both responsively and proactively concerning this matter in the near future.

GENERAL INFORMATION

I, William John Nemeth, Jr., [residing at the above address of this letter] request that the enclosed STOCKHOLDER'S PROPOSAL concerning the establishment Corporate Employee Merit System [EMS] be proposed at the 1994 Annual Stockholders Meeting of the Southern Company [and on the 1994 Proxy], and be strongly supported by the Board of Directors.

ELIGIBILITY

I [William John Nemeth, Jr.] am a holder of the Southern Company Common Stock. If you desire more information concerning my SCO Stock Ownership [through the ESOP and Saving Plans], please contact Mr. Randall Wells at Alabama Power Co. Also, I own 10 shares of Southern Company Common Stock [outright], and its certificate identification number is SC897582 [CUSIP 842587 10 7]. This certificate is dated July 31, 1991. As you can determine, my past [e.g., I have continually owned Southern Company Common Stock for many years] and my current stock ownership exceeds the $1000 limit necessary to make a stockholder's proposal.

My draft 3 of this proposal follows on the next page:

August 30, 1993 Draft 3

PROPOSAL

The Southern Company (SCO) shall immediately establish a viable EMPLOYEE MERIT SYSTEM [EMS] that shall be applicable to all the groups and subsidiaries that make up SCO. This EMS shall be applicable to all employees that are not working under a union contract. This EMS is proposed to systematically improve the long-term employee assets of SCO. The primary function of this EMS shall be to systematically abolish future and to alleviate the present [as well as those of the past several years] impacts attributed to discrimination (i.e., age, nepotism, buddyism, etc.).

The Management of the SCO shall immediately develop, draft, review, approve, and implement this EMS that shall establish an employee evaluation, selection, and promotion system based on merit. In order to keep Management responsive to the EMS, the developed program shall contain "substantial" penalties for Members of Management that are found guilty of violating the system. The developed EMS shall contain procedures that provide a mechanism to review the actions of management concerning the termination, selection, evaluation, or promotion of employee(s), and these procedures [also] shall be applicable to those employees terminated during 1989-1993 time period. The developed EMS shall establish and support the formation of Employee Merit Review Committees [EMRCs] to review the actions of management and resolve the complaints of employees. Each EMRC shall consist of 12 members of which no more than 7 can be supervisory or managerial personnel. An equitable system shall be established to randomly select the EMRC members. The EMRC member selection process shall be publicly posted. Any employee shall be able to request that an EMRC review an employment issue, and the decision of the EMRC shall be final, and this decision can only be overturn by SCO's Board of Directors. Also, employees severed during the period 1989 through 1993, shall be able to use the EMS's EMRCs to review their termination, and the EMS shall provide for substantial penalties to be levied against guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employee(s).

The EMS shall establish a computer database system that will maintain each employee's record [ER], and each database entry [i.e., record] shall contain the following qualifiable information [i.e., database fields]: work records (e.g., appraisals), experience (including education), and interests (or special aptitudes) of the employee. This system shall allow ERs to be rapidly accessed for updating, viewing, etc. The EMS shall specify who can view an employee's database entry, but in all cases the employee shall immediately be given a printed copy of his/her ER upon request. An employee shall be able to request that an EMRC review disputed information in their ER. Employees shall be required to reaffirm or update their ER at least once a year. Job descriptions also shall be maintained in a similar system, and job descriptions shall be reaffirmed or updated at least once a year.

[*End of Proposal*]

The proposal's word count is less than 500. My current proposal might [still] need a little editorial work, and I might submit Draft 4 later, otherwise please place the current proposal's draft on the 1994 Proxy.

Where can I view a listing of SCO's current stockholders? Also, please send me your FAX number in order to reduce correspondence "turn-around-time."

Please advise me of any other actions that I need to take in order to get this proposal on the 1994 Stockholder's Proxy. Please contact me by writing or by calling (205)-956-5780 [and if I am out, please leave a message].

A Stockholder of the Southern Company,

William John Nemeth, Jr.

William John Nemeth, Jr.

cc Securities and Exchange Commission (SEC)
Mr. Robert Holmes, VP Human Resources - APCo [FAXed]
SCO Stockholders
file

Atlanta, Georgia 30346-6401
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

File
Cor 4
Stockholder
Corr.
NEMETH

the southern electric system

September 13, 1993

Mr. William J. Nemeth, Jr.
Route 11, Box 499
Lot 603N
Irondale, Alabama 35210

Dear Mr. Nemeth:

We have received your request to view Southern Company's stockholder list. Our stockholder list is held in the strictest confidence. Our stockholders of record generally consider their investments to be personal and expect confidentiality.

In order to respect this desire for confidentiality, we require that Delaware law regarding the inspection of a stockholders list be followed. To inspect the list, a "proper purpose" must be stated. Since your request did not state a "proper purpose," your request is denied.

Sincerely,

[signature]

TC/ma

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

October 21, 1993

Tommy Chisholm, Secretary and Assistant Treasurer
The Southern Company [SCO]
64 Perimeter Center East
Atlanta, Georgia 30346-6401

SUBJECT: SECOND REQUEST FOR ACCESS TO SCO STOCKHOLDERS LIST - FOR SUPPORT OF PROPOSED [STOCKHOLDER'S] SCO EMS PROPOSAL

Dear TOMMY CHISHOLM:

Mr. Chisholm, in my August 30, 1993 letter [in which I submitted my EMS Stockholders' Proposal], I requested the following:

"...Where can I view a listing of SCO's current stockholders? Also, please send me your FAX number in order to reduce correspondence 'turn-around-time...' "

Your response indicated that you needed to know my purpose and my intended use for "our" stockholders information. Although I thought my use of this information was clearly implied, I will explicitly state my need and my use of this information:

"I, William John Nemeth, Jr., request timely access to pertinent SCo common stockholders information [i.e., name, address, and number of shares] for the sole purpose of lobbying for my proposed 1994 SCo Employee Merit System [EMS] Stockholders' Proposal - which is necessary to protect the long-term viability of the SCo. I plan to use this information to contact 'selected' stockholders through the US Postal System. Those stockholders that I contact will not be 'badgered' in any manner. I will not allow this stockholder information to be used for any other purpose. I will destroy any stockholders' information that I receive when my 'EMS proposal lobbying activities' are complete."

I suggest that you furnish me this information by either (1) allowing me to scan the stockholders records and manually transcribing the needed information [in the Birmingham, Alabama area] or (2) providing me with the information [i.e., name, address, and number of shares] on 3 1/2" floppy diskettes in IBM DOS / MS-DOS, ASCII, fixed length field format. If you select (2), please provide at least 10,000 stockholders [and their addresses] who have SCo Common Stock ownership of over 1000 shares as of October 21, 1993. [I can't afford any information copying expenses, but I will return your diskettes within 10 business days.]

"Time is of the essence," and I would like to have both yours and Mr. Addison's FAX numbers to provide faster future communications [as I have requested in the past].

A Stockholder of the Southern Company,

William John Nemeth, Jr.

William John Nemeth, Jr.

cc Securities and Exchange Commission (SEC)
Mr. Robert Holmes, VP Human Resources - APCo [FAXed]
SCO Stockholders
file

William John Nemeth, Jr.
Rt. Box 499 Lot 603N
Irondale, AL 35210


USA 29
I pledge allegiance

Tommy Chisholm, Secretary
The Southern Company [SCo]
64 Perimeter Center East
Atlanta, Georgia 30346-6401

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

November 1, 1993

Mr. Edward L. Addison, President of The Southern Company [SCo]
64 Perimeter Center East
Atlanta, Georgia 30346-6401

SUBJECT: REQUEST FOR TIMELY INVESTIGATION, SOLUTION, AND ACTION CONCERNING PREVIOUSLY REPORTED HUMAN RESOURCES DISCREPANCIES AND DISCRIMINATION PROBLEMS [OF THE VARIOUS SCo SUBSIDIARIES]

Dear Mr. Addison:

History

Over the last year or so, I have continually notified you [as well as members of your team] of discrepancies and discrimination problems in the various Human Resources Departments and Groups of our various subsidiaries. Some members of your team who have been notified are: Mr. T. H. Jones, Mr. Bill Guthie, Mr. Bruce Hutchins, Mr. Robert Holmes, Mr. Joseph Farley, Mr. Elmer Harris, Mr. Tommy Chisholm, and Members of the [SCo] Board of Directors. For example, I notified Mr. Joseph Farley [and others] several times concerning the "lack of response" concerning my SNOCo [April, 1992] job interview with Mr. Sid Burns. According to my records, Mr. Burns never informed me of the outcome of this job interview [which was scheduled after my APCo severance]. Also, I notified you and others that I received only two vague acknowledgements [from SCS] to a number of job applications which I submitted to APCo, SCS, and SNOCo in 1991 and early 1992. Also, I never received any acknowledgements to the two SCS Job applications which I made in the June-July, 1992, period. I have previously reported these job acknowledgment discrepancies to you, members of your team, as well as [Birmingham] SCS staff personnel. [These are a few typical HR deficiencies which I have reported.]

Lack of Meaningful APCo Investigations and Communications

[Previously] you have indicated that you were turning this matter over to Mr. Harris for his resolution, but I have never been contacted by Mr. Harris or a member of his team in any effort to investigate my reported allegations. On several occasions, I have attempted to contact Mr. Harris by phone and letter, but neither he nor his staff have ever responded to either my phone calls or my letters which requested an objective, independent investigation into this matter. I have experienced APCo communication problems and shenanigans. For example, some of Mr. Harris' overzealous mail center staff have [on occasion] confiscated [and held] "corporate mail" that was "hand-delivered" to APCo Birmingham Office Building, and some of this mail was addressed to Mr. Robert Holmes. It appears that neither Mr. Harris nor his staff is very interested in addressing this problem. And to be fair, the reported problems are occurring throughout the corporation, and these Human Resources' problems are certainly not unique to APCo - so you are unfair saddling Mr. Harris with their [complete] solution.

NOV - 4 1993

The few responses that I have received from you and your team [i.e., Mr. Jones, Mr. Hutchins, and Mr. Holmes, etc.] have centered around the fact that I refused to sign the "Waiver Release Agreement" that would have prevented me from reporting any "undesirable" Human Resources Discrimination and Employee Evaluation Discrepancies. The requirement that a severed employee must sign this "Waiver" [thereby giving up all rights to complain], in order to receive a severance payment, places the "severed" employee in "A CLASSICAL 'CATCH 22' SITUATION." You and several members of your team [for example: Mr. Jones, Mr. Guthrie, etc.] were notified of my allegations [well] before the magical Waiver Release Agreement date of May 22, 1992. Logically, this should have triggered an objective, independent investigation into this matter while placing the severance payment on hold, until the necessary investigation was completed, but this was not the route taken by Mr. Jones and the other members of your team. As far as I can determine, no objective investigations have ever been conducted concerning this matter. I have never been asked to either provide additional information or discuss this matter with you, your team, or your staff. Another suspicious occurrence was the fact that it took Mr. Jones several months [after the May 22, 1992] "Magical Date" to notify me that I am not eligible for any severance payment! But Mr. Jones [tardy] letter [that I received on May 21, 1992] said nothing about the termination of the involuntary severance payment! It appears that the "Waiver Release Agreement" is currently used as a device to gag severed employees in order: to hid developing problem areas and to protect guilty members of management.

Your and Your Team's lack of Response

As I have previously noted, I am very concerned about the fact that no objective, independent investigations have been made into my allegations. Although I have made myself available, none of your team has ever contacted me in order to investigate, to address, and to resolve the problems which I have reported. I am also disappointed that you or your staff has not responded to my several letters concerning your incomplete answer to my question at the 1993 Annual Stockholders Meeting. [A copy of the second request letter is attached for your convenience.] I am also extremely disappointed that Mr. Hutchins and Mr. Holmes have never responded to my letters concerning their [unannounced, unscheduled, and uninvited] visit to my residence in late January, 1993. Unfortunately, I wasn't home, but they have never responded to any of my phone calls or my letters in which I have suggested proactively investigating, analyzing, and resolving these reported HR problems. Their lack of "follow up" concerning this visit is quite disappointing and perplexing. Unambiguous, two-way communication is the first essential step in "effective problem solving." Unfortunately, my todate communication with you and your team has been largely unilateral [i.e., from me to you or your team]. Also, your team's communications have been quite ambiguous concerning this matter and its resolution.

Action Requested by You [or Your Team or Staff]

I am requesting [again] that you "empower" your team: to investigate my allegations, to address the problem areas, and to act to in order to implement a viable system which will prevent reoccurrences of these reported HR discrepancies. The public, your stockholders, your customers, and your employees expect you and your team to proactively

address all reported Human Resources allegations in a systematic manner "without punishing the bearers of bad news." We must have Human Resources Professionals who will willingly face and address HR problems and not ignore them.

Being one of your previous Quality Professionals, I am appalled at the fact that our Human Resources Group operates without the long-term benefits that would be derived from a viable Quality Program [i.e., an Employee Merit System - EMS]. Why isn't our most valuable corporate resource [i.e., our employees] <u>not</u> protected by the objectivity that would be provided by a Quality Program? How can we make progress in the Human Resources realm if we continue to ignore reported problems? Addressing these HR problems is an opportunity to incrementally and systematically improve the HR system, and this activity [i.e., problem investigating, reviewing, and solving] shouldn't be viewed as an management failure [or an embarrassment].

[Again] I request that you initiate a timely solution to the problems which I have reported to either you or your team in the hundreds of letters [including courtesy copies] that have been distributed during the last year or so. Who is the SCo's independent, objective investigator that I can contact in order to start investigations into this matter? What are your phone and FAX numbers? I hope to hear from either you, a member of your team, or a member of your staff in the near future.

Yours very sincerely,

William John Nemeth Jr

William John Nemeth, Jr. [Phone Number (205)-956-5780]

cc EEOC - Birmingham District Office [FAXed and US Mail]
Mr. Elmer Harris, President of APCo [FAXed]
Mr. Joseph Farley, President of SNOCo [Corporate Mail]
Vice President of Human Resources SCS [Corporate Mail]
Mr. Bill Guthie, Senior VP APCo [FAXed]
Mr. Robert Holmes, VP Human Resources - APCo [FAXed]
Mr. Bruce Hutchins, Treasurer of APCo and Chairman of Severance Committee [FAXed]
Mr. T. H. Jones, VP Power Generation - APCo [FAXed]
file

ENCLOSURE: Letter to Mr. Edward Addison [6/25/93]

Atlanta, Georgia 30346-6401
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer
Certified Mail No. P 276 393 613

the southern electric system

November 2, 1993

Mr. William J. Nemeth, Jr.
Rt. 11, Box 499, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

This is in response to your most recent letter. As a result of your letter, we are furnishing the following information pursuant to the rules of the Securities and Exchange Commission ("SEC"):

1. To the extent required, The Southern Company elects to mail your soliciting materials to its common stockholders, at your expense as more fully described below, rather than furnish a list of its common stockholders.

2. As of November 1, 1993, there were approximately 279,000 record holders of Southern common stock, and as of December 31, 1992, approximately 23,000 holders of more than 1,000 shares.

3. We are unable at this time to provide a reasonable estimate of the cost of mailing your proposed communication to stockholders, since we have no information concerning the length or nature of such communication or the number of stockholders to whom you would designate to have it mailed. We will develop a cost estimate, if you wish, upon our receipt of additional information. We understand that banks, brokers, and similar persons charge $.70 per set, plus envelopes and postage, for proxy materials that they are requested to transmit to their customers (i.e., beneficial owners).

SEC rules would require you, among other things, to pay the postage and other reasonable expenses of effecting a mailing to stockholders.

If you would like to pursue inspection of the Company's stock ledger, please contact the undersigned to make the necessary arrangements.

Sincerely,

TC/smc

Telephone 404 393 0650

Received 11/03/93 Wednesday

Tommy Chisholm
Secretary and Assistant Treasurer

Certified Mail No. P 276 393 613

the southern electric system

November 2, 1993

Tommy — This is a third notice requesting inspection of SCo's stockholder list. The first request was made on 8/30/93. Time is of the essence.

(Actually Thursday)

Mr. William J. Nemeth, Jr.
Rt. 11, Box 499, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

This is in response to your most recent letter. As a result of your letter, we are furnishing the following information pursuant to the rules of the Securities and Exchange Commission ("SEC"):

1. To the extent required, The Southern Company elects to mail your soliciting materials to its common stockholders, at your expense as more fully described below, rather than furnish a list of its common stockholders.

2. As of November 1, 1993, there were approximately 279,000 record holders of Southern common stock, and as of December 31, 1992, approximately 23,000 holders of more than 1,000 shares.

3. We are unable at this time to provide a reasonable estimate of the cost of mailing your proposed communication to stockholders, since we have no information concerning the length or nature of such communication or the number of stockholders to whom you would designate to have it mailed. We will develop a cost estimate, if you wish, upon our receipt of additional information. We understand that banks, brokers, and similar persons charge $.70 per set, plus envelopes and postage, for proxy materials that they are requested to transmit to their customers (i.e., beneficial owners).

SEC rules would require you, among other things, to pay the postage and other reasonable expenses of effecting a mailing to stockholders.

I would — Yes — immediately in the Birmingham, Al.

If you would like to pursue inspection of the Company's stock ledger, please call a contact the undersigned to make the necessary arrangements.

I will do my own mailing.

Sincerely,

Tommy Chisholm

TC/smc

Yours Truly,

William J. Nemeth, Jr.

Call → (205)-956-5780 and please leave a message if I am out.

Corporate Mail

To: Mr. Tommy Chisholm
Secretary of the Southern Company
Atlanta, Georgia

Otig [illegible]
Copy TC
11/08/9[illegible]

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

November 4, 1993

Mr. Chisholm, Secretary of The Southern Company [SCo]
64 Perimeter Center East
Atlanta, Georgia 30346-6401

SUBJECT: Overdue Action by SCo's Secretary to a Stockholder's Request for Access to SCo's Common Stockholder's List

I received your letter dated 11/02/93 that was delivered to my residence by Federal Express Courier. But where is the requested Stockholders' List or its local viewing site?

I am very apprehensive about your tardiness and your delaying tactics concerning this request. This letter [that you are reading] is my third request for access to the Common Stockholders' List. I made the first request over 60 days ago on August 30, 1993 [when I submitted my EMS Proposal to you].

Due to your tardiness in this matter, I doubt your intentions. No, I don't want the SCo to distribute the EMS Proposal Information. If the SCo's Management wants to take an active role in this matter, I recommend that they develop their own Enhanced Human Resources Proposal (i.e., an alternative EMS) and submit it to the stockholders or simply enact it.

Yes, I would like to inspect the "Stockholders' List" or "Company's stock ledger" in the Birmingham Area - IMMEDIATELY.

Please, don't waste our corporate funds on Federal Express Packages! You can communicate rapidly and economically with me through: First Class US Mail at my address, Telephone (205)-956-5780 [which equipped with answering machine], and/or Modem via MATRIX BBS [(205)-323-2016 (2400 baud) or (205)-323-6016 (9600 baud). By making sound economic decisions on a daily basis, Members of SCo's Management will be providing a better example for the employees of the Southern Company. A more cost conscious management style will have a significant, beneficial "snowball effect" in reducing needless future corporate expenses, but this style of management will require more long-term corporate planning.

[Again] please forward your FAX number to me so that we can communicate more rapidly in the future concerning this issue. I expect to here from you soon!

Yours very sincerely,

William John Nemeth, Jr.

William John Nemeth, Jr. [Phone Number (205)-956-5780]

[Routed by: US Mail and (by Corporate Mail with a note on your letter)]

cc Alabama Power Company's Executives [via FAX to APCo's Birmingham Office] - 3 copies

US Securities and Exchange Commission [SEC]

REC'D. _TC NOV 8 - 1993

The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346-6401
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

the southern electric system

November 11, 1993

Mr. William J. Nemeth, Jr.
Rt. 11, Box 499, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

As discussed with Ms. Roberts, yesterday, arrangements have been made for you to inspect Southern's stockholder list at the offices of Balch & Bingham, 1901 6th Avenue North, Birmingham. The list is on microfiche and a microfiche reader will be available for your use.

In accordance with your letter dated October 21, 1993, it is our understanding that your sole purpose in viewing the list is to enable you to contact stockholders to solicit support for your stockholder proposal, that you will not use any stockholders' information for any other purpose, and that you will destroy any stockholders' information when such communications have been completed. As Ms. Roberts discussed with you, we do intend to seek permission to exclude the proposal from our proxy materials.

We would appreciate the courtesy of receiving a copy of your correspondence with the stockholders regarding your proposal.

Sincerely,

TC/smc

Rt. 11 Box 499 Lot 403N
Irondale, AL 35210

Copies TC
HR
11/24/93

November 16, 1993

Securities and Exchange Commission (SEC)
450 5th Street Northwest
Washington, DC 20549

SUBJECT: Notification of Forthcoming Stockholder's Information Supporting a Southern Company Stockholder's Employee Merit System Proposal

Gentlemen:

As my previous correspondence on this matter strongly supports, I have been attempting to get the Management of SCo to take steps to protect "OUR" most valuable asset - OUR EMPLOYEES - through the establishment of viable Employee Merit System [EMS]. To become competitive over the long-run, the employees "retained" by the SCo must be the most qualified and experienced employees available, not just a collection of "good looking, well connected smoke blowers." Unfortunately, many of SCo's professional and managerial staff are not being selected based on their qualifications [i.e., merit], but rather these individuals are being selected based on corporate nepotism and buddyism criteria. Also, a little "diversity of opinion" [in the corporate ranks] would prevent the present MANAGEMENT MOB MENTALITY, and thus prevent the [current] desire to hid problems [instead of addressing them].

The purpose of this letter is to inform you [the SEC] that I will be writing you [subsequently] in support of my EMS stockholder's proposal. Unfortunately, I understand the Upper Management of the Southern Company is requesting that my proposal be voided, in order to perpetuate SCo Human Resources status quo [characterized by discrimination, nepotism, buddyism, etc.]. In a nutshell, "My proposal is necessary to protect and improve the most valuable asset of the SCo [namely our qualified and productive employees]." Unfortunately, [some members of] our current management are too interested in "rewarding their buddies" and "punishing the bearers of bad news," instead of protecting the stockholders' most valuable asset [i.e., our qualified and productive employees].

The evidence contained in the forthcoming letters will prove that some members of our present management do not have a good track record protecting long-term stockholders' interests when these interests conflict with their own [personal] interests.

I still prefer that our management propose and develop their own viable EMS or alternative [in order to settle this matter and to protect the future interests of the stockholders]. If they [SCo's Upper Management] proactively address and take definitive steps to resolve this matter, I will withdraw my proposal. Unfortunately, I have never received any proactive feedback from them concerning this matter. Currently, they appear to be dedicated to maintaining the status quo [including the systematic punishment of the bearers of bad news], and [to my knowledge] they have never expressed any interest in investigating, addressing, or resolving our Human Resources deficiencies and/or discrepancies. Hopefully, a mutually acceptable solution can be reached that will protect the long-term interests of the stockholders.

Yours truly,

W. J. Nemeth, Jr.

William John Nemeth, Jr.

cc Mr. Edward Addison, President of the Southern Company
Mr. Tommy Chisholm, Secretary of The Southern Company
Mr. Robert Holmes, VP of Human Resources at APCo [FAXed]

file: SEC7.LTR

Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

November 22, 1993

Mr. Tommy Chisholm
Secretary of The Southern Company [SCo]
64 Perimeter Center East
Atlanta, Georgia 30346-6401

SUBJECT: SCo Employment Merit System [EMS] Proposal

Dear Mr. Chisholm:

This letter is in response to your letter dated November 11, 1993:

MICROFICHE?

YES, I have been in contact with Ms. Pat Roberts concerning my search of the SCo Stockholders' List. Although Ms. Roberts has been very helpful concerning this matter, in the future, I recommend [in the interest of efficiency] that the stockholder(s) either be provided with this information on diskettes or be provided with "user friendly" computer access in order to quickly and precisely obtain the information they desire. The costs to the corporation would be trivial, and the stockholder could be charged the necessary "out of pocket expenses" to provide this service. For example, the stockholder might be charged $5.00 for each 3 1/2" diskette filled with "corporate downloaded stockholder information" based on the requesting stockholder's search criteria or filter [ex., (last_name > COOKE) .and. (last_name < MOORE) .and. (no_shares >= 1000) .and. (address_state = AL)]. Note that stockholder convenience is just as important as corporate administrative ease. If your computer professionals need any help in developing a stockholders information query system, I will be glad to assist them in their system analysis and design. [If the shareholders' information resides in a MS-DOS Environment, then I will be happy to develop the query system for you.]

COURTESY COPIES?

Yes, if any "new" information (that has not been previously provided to SCo or its subsidiaries) is sent to the stockholders, then I will be happy to send you the necessary courtesy copies. Of course, I have already provided to various members of the managements of SCo and its subsidiaries numerous letters concerning this matter over the last year and a half. Currently, I [only] plan to use and route [to the shareholders] portions of my previous, copious information concerning the deficiencies and discrepancies of our Human Resources [HR] Groups. As I have previously reported to our management, these HR deficiencies are responsible for dissipating our most valuable corporate asset: OUR EXPERIENCED, PRODUCTIVE, QUALIFIED EMPLOYEES. Mr. Edward Addison and Mr. Robert Holmes should be able to provide you with copies of my previous correspondence, if not please contact me.

NOV 29 1993

PRIORITIES?

Why are our best corporate minds [including those of our law firm] and our other corporate resources geared to protecting the statuses and personal interests of members of our upper management, instead of solving reported corporate problems thereby looking after the interests of the corporation's owners [i.e., stockholders]? For example, why don't our Human Resources Groups have energetic, articulate employees [such as Ms. Pat Roberts] available to assist them in the investigating, addressing, and solving problems - before these problems are either "covered up" or "grow into large expensive problems." The priorities governing the allocation of corporate resources are in need of immediate revision in order to protect the long-term interests of the stockholders!

EXCLUDE PROPOSAL FROM PROXY?

Are you recommending the exclusion of this Employee Merit System [EMS] Proposal in order to [only] protect the interests and statuses of upper management, or does upper management have an alternative proposal that will better protect the long-term interests of the stockholders? [Again] I recommend that upper management develop their own version of the EMS. Their alternative EMS should be developed on criteria based primarily on protecting the stockholders' most valuable asset: OUR EXPERIENCED, PRODUCTIVE, QUALIFIED EMPLOYEES. I believe any other action taken by upper management [such as killing this proposal] will be viewed by the stockholders as an effort to cover up fraudulent activities or mismanagement. Since it is estimated that over 15% of SCo stock is owned or controlled by our employees, our previous employees, or the heirs of previous employees, I recommend your selection of the "High Road" [i.e., either put the proposal on the Proxy or develop and implement an alternate / equivalent EMS to protect the stockholders' interest]. I believe our stockholders expect our management (1) to objectively investigate reported problems, (2) to address the "root causes" of these problems, and (3) to take the necessary steps to systematically solve problems over the long-run, "not just cover up reported problems or gag those who report problems!"

[Again] please provide me with your FAX number so that we can communicate more rapidly in the future concerning this issue. I expect to here from you soon! The settlement of this matter is overdue and "time is of the essence."

Yours very sincerely,

William John Nemeth, Jr.

William John Nemeth, Jr. [Phone Number (205)-956-5780]

cc Mr. Edward Addison, President of SCo
Alabama Power Company's Executives [via FAX to APCo's Birmingham Office] - 3 copies
US Securities and Exchange Commission [SEC]

File: S99

William J. Nemeth, Jr.
Rt. 11 Box 499 Lot 603N
Irondale, Alabama 35210

BIRMINGH AL 352
23 NOV


USA29
I pledge allegiance...

(CEO)
Mr. Edward Addison &
Mr. Tommy Chisholm
Secretary of the SCo
64 Perimeter Center East
Atlanta, Georgia
30346-6401

[illegible]
Atlanta, Georgia 30346-6411
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

January 19, 1994

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Re: The Southern Company - Rule 14a-8; Stockholder Proposal Received from William John Nemeth, Jr.

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, we are enclosing (i) six copies of a stockholder proposal and statement in support thereof submitted to The Southern Company, a Delaware corporation (the "Company"), by William John Nemeth, Jr. for presentation at the next Annual Meeting of Stockholders of the Company; and (ii) six additional copies of this letter.

The proposal reads, in pertinent part, as follows:

"The Southern Company (SCO) shall immediately establish a viable EMPLOYEE MERIT SYSTEM [EMS] that shall be applicable to all the groups and subsidiaries that make up SCO. This EMS shall be applicable to all employees that are not working under a union contract. This EMS is proposed to systematically improve the long-term employee assets of SCO. The primary function of this EMS shall be to systematically abolish future and to alleviate the present [as well as those of the past several years] impacts attributed to discrimination (i.e., age, nepotism, buddyism, etc.)."

The proposal goes on to require, among other things, that the Company immediately implement an employee merit system that will "establish an employee evaluation, selection, and promotion system based on merit," and that will "contain 'substantial' penalties for Members of Management that are found guilty of violating the system." The proposal further requires the establishment of review committees and contains specific requirements with respect to a computer database system which the Company would be required to develop to maintain employee records.

After careful consideration, the Company intends to omit the proposal and statement in support thereof from its proxy statement and form of proxy in connection with the 1994 Annual Meeting of Stockholders presently scheduled to be held on May 25, 1994. The Company currently intends to mail definitive proxy materials to its stockholders on or about April 11, 1994, and to deliver preliminary proxy materials to the Commission, if required, on or about March 14, 1994.

We are of the view that Mr. Nemeth's proposal is properly excludable pursuant to Rule 14a-8(c)(7), which provides for such exclusion of any proposal that deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Commission staff has repeatedly and consistently stated its position that stockholder proposals concerning a company's employment practices for the general workforce, including employee relations, hiring, promotion and general compensation, are within the realm of ordinary business operations of the registrant and may be excluded from proxy materials under Rule 14a-8(c)(7). See, e.g., Marion Merrell Dow, Inc. (March 26, 1993) (proposal to allow employees not yet vested in the company's deferred compensation plans to leave the company with full vesting upon the "failure" of the company to meet certain employee-relations standards); Delta Air Lines, Inc. (July 9, 1993) (proposal seeking the removal of certain officers and prohibiting one person from holding certain positions); Xerox Corporation (March 25, 1993) (proposal requesting that the board of directors implement and/or increase activity on each of the nine MacBride Principles of employee relations); Pepsico Inc. (March 24, 1993) (proposal requesting the board of directors to implement the MacBride Principles); CBS Inc. (March 23, 1993) (proposal that certain job performance criteria for managers be eliminated and that the company's affirmative action programs be revised); The Southern Company (March 13, 1992) (proposal requiring that only certified persons be considered for management positions); The Lionel Corporation (March 25, 1991) (proposal that the company terminate certain individuals); Eastman Kodak Company (January 30, 1991) (proposal requiring the company to establish a procedure for employees to communicate with management); General Motors Corporation (April 1, 1988) (proposal relating to the automotive and other experience of officers of the company); Bay State Gas Company (November 20, 1987) (proposal to establish a ground for dismissal of company's employees); and Public Service Company of Colorado (March 19, 1987) (proposal that the board of directors seek new leadership in the management of the company).

Furthermore, in Cracker Barrel Old Country Store, Inc., October 13, 1992, the Commission staff stated that, in the context of proposals involving a company's employment policies and practices, it would no longer recognize "social issue" exemptions to the ordinary course of business rule of exclusion. The Company recognizes that the Commission has been enjoined the U.S. District Court of the Southern District of New York from issuing no-action letters following the position taken in Cracker Barrel and that the Commission has appealed such decision in The New York City Employees' Retirement System, et al. v. Securities and Exchange Commission, 93-CV-1233, Order (SDNY October 15, 1993). However, even if the Commission's position in Cracker Barrel is not upheld on appeal, the instant proposal should nevertheless be excludable under Rule 14a-8(c)(7) based on prior staff interpretations. It is noteworthy in this regard that the proposal involves no overriding issues of social policy.

In addition, we are of the view that Mr. Nemeth's proposal is also properly excludable pursuant to Rule 14a-8(c)(4), which provides for the exclusion of any proposal which relates to the redress of a personal claim or grievance against the registrant, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. See, e.g., J.P. Morgan & Co. Incorporated (December 9, 1993); NBB Bancorp, Inc. (February 25, 1993); J.P. Morgan & Co. Incorporated (December 17, 1992); The Adams Express Company (August 17, 1992); Thomas Industries Inc. (January 13, 1992); and CBS Inc. (February 23, 1990). This rule is designed to prevent security holders from abusing the stockholder proposal process in order to achieve personal ends that are not necessarily in the common interests of other stockholders of the registrant. SEC Release No. 34-20091 (August 16, 1983). The Commission has taken the position that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may nonetheless be omitted from a registrant's proxy materials "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." SEC Release No. 34-19135 (October 14, 1982).

Mr. Nemeth is a former employee of Alabama Power Company ("Alabama"), one of the Company's subsidiaries, who was separated from Alabama in March 1992 as part of a reduction in force within the Power Generation Department. The supporting, or "background" statement submitted by Mr. Nemeth serves only to highlight the personal nature of his proposal. He states that "[b]ased on my own experiences... SCO's Human Resources Groups

have systematically laid off some of their most talented employees in the last few years." He even refers to his "first hand experiences" in outlining what he perceives to be certain injustices committed by the Company's management. It is also important to note that his proposal requires that the Company provide a "mechanism to review the actions of management concerning the termination, selection, evaluation, or promotion of employee(s), and these procedures [also] shall be applicable to those employees terminated during [sic] 1989-1993 time period," which would include himself. His proposal goes on to provide that "employees severed during the period 1989 through 1993," would be able to use the grievance procedures set forth in his proposal and that "substantial penalties" will be levied against "guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employees(s)," again including himself.

In a no-action letter issued by the Commission which is almost directly on point, the Commission did not object to a registrant excluding a proposal submitted by a former employee that would have required that the registrant adopt an employment discrimination policy with respect to age and handicap and to provide a policy for recall of employees, including the proponent. See Thomas Industries Inc. (January 13, 1992). As was the case in Thomas, Mr. Nemeth's proposal relates to the redress of a personal claim or grievance against the Company, and is designed to result in a benefit to Mr. Nemeth, both through the proposed review of employees dismissed during the same period as himself and the payment to employees dismissed during the same period of "substantial penalties" levied against management, that is not shared with other security holders at large. As a result, Mr. Nemeth's proposal is properly excludable from the Company's proxy materials pursuant to Rule 14a-8(c)(4).

For the foregoing reasons, we intend to omit Mr. Nemeth's proposal and supporting statement from the Company's proxy statement and form of proxy. We are notifying Mr. Nemeth of our intention by forwarding a copy of this letter to him.

We would appreciate the staff's advice as to whether or not it agrees with our opinion as set forth herein.

If I may be of any assistance in your consideration of this matter, please do not hesitate to contact me.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed (additional) copy of this letter and return it in the enclosed self-addressed envelope. Thank you for your consideration.

Sincerely yours,

TC/sme

Enclosure

cc: Mr. William J. Nemeth, Jr.

W.J. Nemeth, Jr.
1961 Alton Rd.,
Irondale, AL 3

21 MAY 1997


USA 20

Mr. A.W. Dahlberg CEO
The Southern Company
270 Peachtree Street
Atlanta, Ga 30303

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

To: Mr. Elmer Harris - President of Alabama Power Company

A very serious matter has been brought to my attention: $200,000 severance payment to Mr. Charles Acton Smith - 1995 - an employee of APCo - where an FBI probe linked Mr. Smith to "on the job sexual activities" with other APCo employee(s)... As a stockholder, I am requesting that the stockholders be reimbursed from the salaries of responsible members of upper management as soon as possible for this and other ridiculous severance payments. I am also requesting that this matter be discussed at the upcoming 1997 stockholders' meeting in order to prevent future occurrences of this type of mismanagement and fraud by upper managements of both Alabama Power Company and The Southern Company.

William John Nemeth, Jr. Southern Company Stockholder 5/8/97

Phone (205) 956-5780 for more information or write.

W. J. Nemeth, Jr 5/8/97

The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346-6401
Telephone 404 393-0650

Tommy Chisholm
Secretary and Assistant Treasurer

the southern electric system

VIA CERTIFIED MAIL
RETURN RECEIPT NO. P 303 592 266

March 11, 1994

Mr. William J. Nemeth, Jr.
Route 11 Box 499 Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

On January 19, 1994, we advised the Securities and Exchange Commission (the "Commission") by letter, with a copy to you, of our intention to exclude your proposal from Southern's proxy statement for the 1994 Annual Meeting of Stockholders. As of this date, the Commission has not taken the matter under consideration.

Because we have not heard from the Commission and therefore have not decided whether to include your proposal, the statement in opposition to your proposal that will be included in the proxy materials if we decide to include your proposal is attached in accordance with Proxy Rule 14a-8(e). We expressly reserve the right to exclude your proposal from our proxy materials. We also expressly reserve the right to revise the statement in opposition if necessary based on action of the Commission.

Sincerely,

Tommy Chisholm

TC/smc

Attachment

STOCKHOLDER PROPOSAL ON ESTABLISHMENT OF EMPLOYEE MERIT SYSTEM

The Company has been advised that Mr. William J. Nemeth, Jr., Route 11, Box 499, Irondale, Alabama 35210, holder of 2,280 shares of common stock (after the stock distribution on February 28, 1994, resulting from the two-for-one common stock split approved by the Company's board of directors in January, 1994), proposes to submit the following resolution at the 1994 Annual Meeting of Stockholders:

"The Southern Company (SCO) shall immediately establish a viable EMPLOYEE MERIT SYSTEM (EMS) that shall be applicable to all the groups and subsidiaries that make up SCO. This EMS shall be applicable to all employees that are not working under a union contract. This EMS is proposed to systematically improve the long-term employee assets of SCO. The primary function of this EMS shall be to systematically abolish future and to alleviate the present (as well as those of the past several years) impacts attributed to discrimination (i.e., age, nepotism, buddyism, etc.).

"The Management of the SCO shall immediately develop, draft, review, approve, and implement this EMS that shall establish an employee evaluation, selection, and promotion system based on merit. In order to keep Management responsive to the EMS, the developed program shall contain "substantial" penalties for Members of Management that are found guilty of violating the system. The developed EMS shall contain procedures that provide a mechanism to review the actions of management concerning the termination, selection, evaluation, or promotion of employee(s), and these procedures (also) shall be applicable to those employees terminated during 1989-1993 time period. The developed EMS shall establish and support the formation of Employee Merit Review Committees (EMRCs) to review the actions of management and resolve the complaints of employees. Each EMRC shall consist of 12 members of which no more than 7 can be supervisory or managerial personnel. An equitable system shall be established to randomly select the EMRC members. The EMRC member selection process shall be publicly posted. Any employee shall be able to request that an EMRC review and employment issue, and the decision of the EMRC shall be final, and this decision can only be overturned by SCO's board of directors. Also, employees severed during the period 1989 through 1993, shall be able to use the EMS's EMRCs to review their termination, and the EMS shall provide for substantial penalties to be levied against guilty members of management (who are found guilty of discrimination or bad judgment), and these penalties shall be immediately paid to the affected, terminated employee(s).

"The EMS shall establish a computer database system that will maintain each employee's record (ER), and each database entry (i.e., record) shall contain the following qualifiable information (i.e., database fields): work records (e.g., appraisals), experience (including education), and interests (or special aptitudes) of the employee. This system shall allow ERs to be rapidly accessed for updating, viewing, etc. The EMS shall specify who can view an employee's database entry, but in all cases the employee shall immediately be given a printed copy of his/her ER upon request. An employee shall be able to request that an EMRC review disputed information in their ER. Employees shall be required to reaffirm or update their ER at least once a year. Job descriptions also

shall be maintained in a similar system, and job descriptions shall be reaffirmed or updated at least once a year."

If you agree, please mark your proxy FOR this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. ___ FOR THE FOLLOWING REASONS:

The Company's subsidiaries already have in place procedures for evaluating employees -- at all levels. Each subsidiary of the Company also has in place procedures for reviewing employee concerns, including personnel-related concerns. Implementation of this proposal would only serve to complicate such procedures.

Accordingly, the board believes that adoption of this resolution would not be in the best interest of the stockholders of the Company.

The vote needed to pass the proposed stockholder resolution is a majority of the shares represented at the meeting and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. ___.

UNITED STATES POSTAL SERVICE

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Print your name, address and ZIP Code here

Tommy Chisholm
Secretary and Assistant Treasurer
The Southern Company
64 Perimeter Center East
Atlanta, GA 30346

Gave Green Card to PLR 03/21/94

P 303 592 266

RECEIPT FOR CERTIFIED MAIL
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Return: Tommy Chisholm, Bin 047, SCS - Atlanta

Fold at line over top of envelope to the right of the return address.

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SENDER:
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Route 11, Box 499, Lot 603N
Irondale, AL 35210

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
C ·RATION FINANCE

March 21, 1994

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346-6401

Re: The Southern Company (the "Company")

Dear Mr. Chisholm:

This is response to your letter of January 19, 1994 concerning a shareholder proposal submitted by Mr. William John Nemeth, Jr. We also received 16 pieces of correspondence from March 12, 1993 to February 22, 1994 from the proponent concerning this matter. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

William E. Morley
Senior Associate Director

Enclosures

cc: Mr. William John Nemeth, Jr.
Route 11, Box 499, Lot 603N
Irondale, Alabama 35210

REC'D. TS MAR 28 1994

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES FOR SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of the Company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a Company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination by the staff not to recommend enforcement action to the Commission does not preclude a proponent, or any shareholder of a Company, from pursuing any rights he or she may have against the Company in court, should the management omit the proposal from the Company's proxy material.

21 MAR 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Southern Company (the "Company")
Incoming letter dated January 19, 1994

The proposal directs that the Company immediately establish a viable "Employee Merit Plan System", with specified characteristics, to eliminate employee discrimination due to such factors as age, nepotism and buddyism.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy material under Rule 14a-8(c)(4) as having been submitted in furtherance of a personal claim or grievance against the Company. Under the circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials.

In reaching a position, the staff has not found in necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

William H. Carter

William H. Carter
Special Counsel

2) TC

A very serious matter has been brought to my attention: $200,000 severance payment to Mr. Charles Acton Smith - 1995 - an employee of APCo - where an FBI probe linked Mr. Smith to "on the job sexual "activities" with other APCo employee(s)... As a stockholder, I am requesting that the stockholders be reimbursed from the salaries of responsible members of upper management as soon as possible for this and other ridiculous severance payments. I am also requesting that this matter be discussed at the upcoming 1997 stockholders' meeting in order to prevent future occurrences of this type of mismanagement and fraud by upper managements of both Alabama Power Company and The Southern Company.

W. J. Nemeth Jr

William John Nemeth, Jr. Southern Company Stockholder 5/8/97

5/8/97

Phone (205) 956-5780 for more information or write.

AMD MAY 12 1997

To: TC

Frm: PhR

Date: 5/19

CEO:

Shareholder's Question

to be answered @ meeting.

Why was Mr. Charles Acton Smith paid a $200,000 severance package for having sex at Alabama Power Co. [This was detected by an FBI probe after Mr. Smith Wife died under strange conditions]?

I move that the stockholders be reimbursed from the pockets of upper management on this ridiculous payment to a good old boy. W.J. Nemeth 5/7/97

I Also move that the responsible members of management be fired without severance immediately. WJN 5/7/97

Counsel

Birmingham, Alabama 35291-0001

Tel 205.257.3944
Fax 205.257.2176

ALABAMA POWER
A SOUTHERN COMPANY

May 19, 1997

W. J. Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

The matters raised in your recent letter to Mr. Elmer Harris of Alabama Power Company concerning severance payments to Mr. Charles Acton Smith have been reviewed. Based on the information available to me, your assertions concerning an FBI probe are in error, and your statements could be considered defamatory by Mr. Smith.

Although the amount of severance benefits paid to former employees is treated as confidential, a severance pay plan in 1995 provided benefits to employees in Mr. Smith's department whose positions were eliminated as a result of reorganization.

Sincerely,

Robert A. Buettner

IF NOT DELIVERED RETURN TO

W. J. Nemeth, Jr.
1961 Alton Rd., Lot 603A
Irondale, AL 35210

BIRMINGHAM, AL 352
PM
9 MAY
1997

ALABAMA POWER
A SOUTHERN COMPANY

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

8/22/97

Co-Director, Office of Information and Privacy
Attention: Freedom of Information Appeal
Room 7238 MAIN
U.S. Department of Justice
Washington, D.C. 20530

SUBJECT: *Freedom of Information Act Request* - Appeal

Co-Director:

Please review the attached letters for background information. I finally received my only reply from your Birmingham FBI Branch on 8/15/97, the day my third request was mailed. I never received their earlier response. A completed FOIPA request form [i.e., FD 706] was attached to my last letter and mailed to the appropriate Washington, D.C. address..

I am not interested in the names of any of the involved parties. It is a "given" that Mr. Charles Acton Smith [commonly referred to as "Charlie Smith" by his co-workers and members of management] was investigated by the FBI in the Fall of 1995 regarding the suspicious death of his wife in a federal park in North Alabama, and this FBI investigation included his Alabama Power Office in Birmingham, Alabama. In the investigation of his workplace, the FBI uncovered evidence of workplace sexual activities and rendezvous with a fellow employee during work hours. After this exposure, instead of firing or terminating Mr. Smith for just cause, Alabama Power Company / Southern Company's management provided Mr. Smith [who was one of their "good olde boys"] with a $200,000 severance payment.

Since Mr. Smith was a member of management, management's coverup is extremely self serving, but their actions' exposures the stockholders to possible future claims of sexual harassment, and their poor judgement and mismanagement generally sets a poor example for other employees. Under Alabama Power Company's cost plus operating arrangement established by the Public Service Commission, the rate payers will automatically and ignorantly reimburse the company approximately ($200,000 + $200,000*0.15) for Mr. Smith severance payment. The company is guaranteed approximately a 15% profit margin under their current PSC arrangement.

Unfortunately for the stockholders and rate payers, this type of free spending of the stockholders and rate payers funds are fairly common, and there is no efficient method for the stockholders or rate payers to implement or to force an investigation of this matter in order to force out the current self-serving corrupt management. *Although I requested in writing that this matter be discussed at this year's annual stockholders' meeting, my request was ignored.* They have flatly refused to discuss any type stockholders' investigation into the facts of this case and other similar cases. Please also note that the three members of the Alabama Public Service Commission [PSC] are in the pockets of the large utilities and their suppliers [Coal Companies, Equipment Suppliers, Law Firms, etc.], and the current three members of the PSC are estimated

to have received more than $500,000 in contributions from these vested interest groups during the last seven years. Obviously the rate payers and small stockholders have an uphill battle exposing corruption, mismanagement, fraud, and ineptitude without some help from law enforcement agencies.

It should be pointed out that APCo and The Southern Company have a long history of abusing whistle blowers and bearers of bad news in the corporation. Since all white collar employees serve "at will," they can be terminated for no reason by management at any time, and this scenario prevents the early exposure of corruption, mismanagement, ineptitude and fraud. *All employees who have attempted to exposure corruption or who have attempted to implement or establish internal mechanisms in order to prevent corruption and cronyism have been terminated.* Management's philosophy is that they have no problems [and they maintain that they have no employees or members of managements with problems]. In other words, the environment at this corporation does not foster thorough self investigations or proactive, long-term corrective remedies.

Please provide the stockholders and rate payers with a report of the FBI's findings [i.e., evidence found] in Mr. Smith's Alabama Power Company Office through the Freedom of Information Act. ***No names are requested. Please blank out all the names associated with this investigation.*** The report itself [without names] should be enough to make liars out of members of Alabama Power Company's Management who have maintained that Mr. Smith was part of a planned layoff, when in fact he was paid off to leave, because he was guilty of long-term violations of corporate sexual harassment guidelines. Note that Mr. Smith is not known to have been involved in any explicit sexual harassment activities himself, but on-the-job sexual activities [by their very nature] tend to evolve into sexual harassment lawsuits which are eventually paid for by rate payers and stockholders. Obviously management should be requiring members of management [like Mr. Smith] to follow work rules, instead of rewarding him [i.e., $200,000 severance payment] for violating established work rules and thereby attempting to sweep ongoing, long-term corporate problems under the rug. This exposure of the truth should cause enough corporate restructuring to prevent or discourage sexual harassment activities by other employees and members of management, and thereby reduce the future financial liability of the rate payers and stockholders. Please feel free to contact me concerning this matter by writing or phoning [(205) 956-5780].

Yours very sincerely,

W. J. Nemeth, Jr.
A Stockholder of The Southern Company and Alabama Power Company Rate-Payer

ENCLOSURES: My last letter to FBI and Local FBI response received on 8/15/97

File: FBI0822.ltr

SOUTHERN COMPANY SERVICES

COMPLIANCE POLICY

POLICY:

It is the policy of Southern Company Services (SCS) to conduct its business affairs in an honest, ethical manner and to comply with all laws and regulations affecting SCS.

PURPOSE:

This policy will provide the general guidelines for the establishment of a compliance program, to be implemented in order to assure compliance with all applicable laws and regulations and with related Company policies and procedures.

COMPLIANCE PROGRAM GUIDELINES:

I. Identification.

A. Assessment of Risk. Employees within SCS and Company counsel will work together to assess risk areas with the potential for unethical or illegal conduct, and to identify the federal, state and local laws and regulations which are applicable to SCS.

B. Education. Employees must become, and remain, familiar with applicable laws, understand the effect of those laws and regulations, and how they impact Company operations. Employees will become familiar with the laws and regulations which affect their area of operations, and will comply with all such laws, regulations, Company policies and procedures in the conduct of Company business.

C. Continuing Education. The identification, self-assessment and education processes are continuing, and must be updated as often as necessary to remain abreast with current law, regulations, and Company policies.

II. Compliance. It is the express intent of SCS to exercise due diligence in maintaining ethical business practices, and to prevent and detect criminal conduct by employees and other agents. In order to ensure compliance with all applicable laws, regulations, and related Company policies and procedures, a compliance program will be implemented under the following minimum guidelines:

A. SCS will establish standards for compliance with all applicable laws and regulations, and compliance policies and procedures to be followed by the Company and its officers, agents, and employees.

B. SCS will designate a management-level "compliance officer" with significant responsibility in the corporation who will be officially responsible for implementation of the compliance program and for investigation of suspected violations. In the performance of his duties, the compliance officer will coordinate his activities with those of internal auditing and with the individual(s) responsible for the reporting system to be established for employee concerns.

C. The compliance program must include appropriate measures to ensure that significant authority will not be delegated to persons whom the Company knows, or should know, to have a propensity to engage in illegal behavior.

D. SCS will develop and establish a continuing education and training program to communicate standards of ethical business behavior and to educate employees concerning compliance with applicable laws, regulations, and Company policies and procedures.

1. Federal laws and regulations and associated Company policies and procedures will have general applicability to all system companies. Where appropriate, it is anticipated that the Southern Company College, in conjunction with the system company training officers, will develop a system-wide training and continuing education program for educating system employees with respect to such laws and regulations.

2. With respect to state and local laws and regulations, SCS training managers, working with counsel, and the compliance officer, will develop appropriate continuing education programs with respect to such laws and regulations.

3. Those responsible for developing and implementing the Company education programs will identify those employees whose areas of responsibility require education with respect to particular laws and regulations and will develop a training and continuing education schedule. The training and continuing education schedule will provide for initial orientation and training for new and existing employees concerning the identification, applicable provisions, and impact of laws, regulations, and Company policies which affect their

areas of operation, and will provide for continuing education at intervals sufficiently frequent to allow employees a full understanding of the laws and regulations now in force and adopted hereafter which are applicable to their areas of responsibility. In addition to the formal training and continuing education schedule, SCS will regularly communicate changes, amendments, and new developments in applicable laws and regulations to employees and will make such other information available to employees as may be necessary or appropriate to effectuate the purpose of the education program.

E. SCS will maintain an effective internal auditing program and an internal controls system in order to continually monitor the compliance program and its effectiveness.

F. SCS will develop and establish a reporting system which will enable employees to, confidentially and without fear of reprisal, communicate concerns regarding ethical business practices, violations of the law, or other grievances relevant to the compliance program. In developing a reporting system, SCS will establish procedures to further, at a minimum, the following goals:

1. Employee participation.

a. Ease of reporting. The reporting system must not be so cumbersome that its procedures deter employees from participating. SCS will consider the implementation of a "1-800" telephone number or similar system to facilitate employee participation.

b. Orientation and communication of the existence of, and procedures for, the reporting system. Employees must be promptly and continually advised of the reporting system's existence, how it is used, and the fact that confidentiality will be maintained.

2. Total employee candor.

a. Confidentiality and anonymity, if desired by employee. Most employees will hesitate to participate in a reporting system unless they are assured that their participation will remain confidential. Many will not participate unless they can remain anonymous. The Company's system must address

these concerns in its education and training activities, must ensure that confidentiality and anonymity will be maintained, and must strictly monitor and enforce the confidentiality of the reporting system.

b. Internal vs. external reporting of concerns. SCS will evaluate whether its employees would feel more comfortable with a Company employee, legal counsel, or an outside individual retained for the purpose of confidentially receiving and processing employee concerns reported through the system, and will establish position accordingly. This position will coordinate its activities with those of internal auditing and the compliance officer.

c. Guaranteed non-reprisal. SCS will take appropriate steps to ensure that employees participating in the reporting system are not discriminated against in any way, including but not limited to working conditions, terms of employment, compensation, promotion, demotion, or firing, and will take appropriate steps against any individual found to violate this policy.

3. Continued participation in, effectiveness of reporting system.

a. Continued monitoring of effectiveness of the reporting system by internal auditing, feedback from employees. As part of its responsibilities, internal auditing will routinely monitor the reporting system and identify any potential or actual deficiencies in the system which fail to further, or actually discourage, the goals identified in this policy. In addition, SCS will continually monitor and evaluate the effectiveness of the reporting system as perceived by employees, and will make such revisions to the system as may be necessary to address employee concerns.

b. SCS will take appropriate steps to ensure that concerns reported by employees through the reporting system are appropriately investigated, reported to Company management, and that the employee participating in the system is provided the opportunity for meaningful participation in, and feedback from, the process.

4. Coordination of reporting system with other elements of the compliance policies and procedures, including the Code of Ethics and Vision Statement.

G. The compliance program and standards implemented thereunder will be enforced by SCS through the consistent application of appropriate disciplinary measures. Similar violations will be similarly punished; no undue preferences or disadvantage will be given to any person accused of a violation. If appropriate, measures should also be taken to discipline individuals responsible for failure to detect an offense. It is recognized that the form of discipline that will be appropriate will be case specific.

H. SCS will ensure that, once an ethical or legal offense has occurred, all reasonable steps to prevent reoccurrence will be promptly and consistently taken.

III. Miscellaneous. The foregoing is intended as a general outline of the minimum steps required of SCS in formulating and implementing policies and procedures to ensure compliance with ethical standards, laws, and regulations affecting the Company. As stressed in our Vision Statement, it is the policy of SCS to maintain the highest ethical standards in the conduct of Company business, above and beyond the strict requirements of the law. In furtherance of this policy, SCS will continually communicate, monitor, and revise, as necessary, its policies and procedures in order to ensure not only compliance with the law, but that its operations are conducted under the highest of ethical business standards.

IV. Appointment of Compliance Officer and Corporate Concerns Officer. In furtherance of the above-stated policy and as directed by the Compliance Program Guidelines, SCS has appointed Tommy Chisholm as Compliance Officer and Douglas E. Dutton as the Corporate Concerns Officer responsible for the reporting system for SCS. These individuals will have the obligations and responsibilities outlined above and others consistent with the directive hereunder.

*** Fourth Request to A. W. Dahlberg and Board of Directors ***
*** Without a single response ***

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

11/01/97

Mr. A. W. Dahlberg CEO and
The Board of Directors
Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement Concerns

Dear Mr. Dahlberg:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and corruption by members of management? Especially fraud, mismanagement, and corruption related to senior members of management's use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside
independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible! ***I still haven't received a response from you or your Southern Company Staff regarding my earlier request that this manner be discussed at the annual stockholders' meeting held in May, 1997.*** Based on this delay, I can only assume that you are satisfied with the inept, corrupt, self-serving leadership at Alabama Power Company. ***If a satisfactory resolution is not proposed and received by November 15, 1997, legal action or a stockholder proposal will result. A stockholder shouldn't have to wait over 6 months to get a response from The Southern Company Management!***

Yours very sincerely,

W. J. Nemeth Jr

William John Nemeth, Jr.
Southern Company Stockholder

File: S110197.ltr

*** Fourth Request to A. W. Dahlberg and Board of Directors ***
*** Without a single response ***

PS – I expect a reply from the Board.

NOV 0 5 1997

Robert A. Buettner
Senior Vice President and
Counsel

600 North 18th Street
P.O. Box 2641
Birmingham, Alabama 35291-0001

Tel 205.250.1000

ALABAMA POWER
A SOUTHERN COMPANY

November 12, 1997

Mr. William J. Nemeth, Jr.
1961 Alton Road
Lot 603N
Irondale, Alabama 35210

Dear Mr. Nemeth:

We have received your "Draft 1 of Stockholder's SIC Proposal." If you wish to submit a shareholder proposal for consideration for inclusion in Southern Company's proxy materials, it must be received by the office of the Secretary, Mr. Tommy Chisholm, at Southern Company, 270 Peachtree Street, Suite 2200, Atlanta, GA 30303 by December 19, 1997. This date is set forth in our 1997 proxy statement. I have enclosed a copy of the proxy statement for your information. I also have enclosed a copy of the Securities and Exchange Commission's rules governing the submission of shareholder proposals.

Sincerely,

Robert A. Buettner

cc: Tommy Chisholm ✓

Mr. William J. Nemeth, Jr.
1961 Alton Road
Lot 603N
Irondale, Alabama

Dear Mr. Nemeth:

We have received your "Draft 1 of Stockholder's SIC Proposal." If you wish to submit a shareholder proposal for consideration for inclusion in Southern Company's proxy materials, it must be received by the office of the Secretary, Mr. Tommy Chisholm, at Southern Company, 270 Peachtree Street, Suite 2200, Atlanta, GA 30303 by December 19, 1997. This date is set forth in our 1997 proxy statement. I have enclosed a copy of the proxy statement for your information. I also have enclosed a copy of the Securities and Exchange Commission's rules governing the submission of shareholder proposals.

Sincerely,

cc: Tommy Chisholm

240.14a-8 Proposals of security holders.

(a) If any security holder of a registrant notifies the registrant of his intention to present a proposal for action at a forthcoming meeting of the registrant's security holders, the registrant shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b) (17 CFR 240.14a-4(b)). Notwithstanding the foregoing, the registrant shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the "proponent") has complied with the requirements of this paragraph and paragraphs (b) and (c) of this section:

(1) Eligibility. At the time he submits the proposal, the proponent shall be a record or beneficial owner of at least 1% or $1000 in market value of securities entitled to be voted on the proposal at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the registrant requests documentary support for a proponent's claim that he is the beneficial owner of at least 1% or $1000 in market value of such voting securities of the registrant or that he has been a beneficial owner of the securities for one or more years, the registrant shall make such request within 14 calendar days after receiving the security holder proposal and the proponent shall furnish appropriate documentation within 21 calendar days after receiving the request. Appropriate documentation of the proponent's claim of beneficial ownership shall include:

(i) A written statement by a record owner or an independent third party, accompanied by the proponent's written statement that the proponent intends to continue ownership of such securities through the date on which the meeting is held; or

(ii) A copy of a Schedule 13D (§ 240.13d-101 of this chapter), Schedule 13G (§ 240.13d-102 of this chapter), Form 13F (§ 249.325 of this chapter), Form 3 (§ 249.103 of this chapter) and/or Form 4 (§ 249.104 of this chapter), or amendments thereto, filed with the Commission and furnished to the registrant by the proponent, provided that such filings indicate the proponent's beneficial ownership as of or prior to the date on which the relevant one year period commences, and are supported by

(A) A copy of all subsequent amendments reporting a change in ownership level.

(B) The proponent's affidavit, declaration, affirmation or other similar document provided for under applicable state law attesting that the proponent continued to be the beneficial owner of at least 1% or $1000 in market value of such voting securities of the registrant throughout the required one year period and as of the date of the affidavit, declaration, affirmation or other similar document provided for under applicable state law, and

(C) The proponent's written statement that the proponent intends to continue ownership of such securities through the date on which the meeting is held. In the event the registrant includes the proponent's proposal in its proxy soliciting material for the meeting and the proponent fails to comply with the requirement that he continuously hold such securities through the meeting date, the registrant shall not be required to include any proposals submitted by the proponent in its proxy material for any meeting held in the following two calendar years.

(2) Notice and attendance at the meeting. At the time he submits a proposal, a proponent shall provide the registrant in writing with his name, address, the number of the registrant's voting securities that he holds of record or beneficially, the dates upon which he acquired such securities, and documentary support for a claim of beneficial ownership. A proposal may be presented at the meeting either by the proponent or his representative who is qualified under state law to present the proposal on the proponent's behalf at the meeting. In the event that the proponent or his representative fails, without good cause, to present the proposal for action at the meeting, the registrant shall not be required to include any proposals submitted by the proponent in its proxy soliciting material for any meeting held in the following two calendar years.

(3) Timeliness. The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the registrant within the following time periods:

(i) Annual meetings. A proposal to be presented at an annual meeting shall be received at the registrant's principal executive offices not less than 120 calendar days in advance of the date of the registrant's proxy statement released to security holders in connection with the previous year's annual meeting of security holders except that if no

annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the registrant a reasonable time before the solicitation is made.

(ii) Other meetings. A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this section shall be received a reasonable time before the solicitation is made.

Note: In order to curtail controversy as to the date on which a proposal was received by the registrant, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) Number of proposals. The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the 500 word limit mentioned in paragraph (b)(1) of this section, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the registrant.

(b)(1) Supporting statement. The registrant, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the registrant at the time that the proposal is furnished, and the registrant shall not be responsible for such statement and the proposal to which it relates.

(2) Identification of proponent. The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the registrant to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders.

Note: Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the registrant's board of directors may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such state laws.

(2) If the proposal, if implemented, would require the registrant to violate any state law or Federal law of the United States, or any law of any foreign jurisdiction to which the registrant is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state law or Federal law of the United States.

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 (§ 240.14a-9 of this chapter), which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the redress of a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large;

(5) If the proposal relates to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business;

(6) If the proposal deals with a matter beyond the registrant's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant;

(8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the registrant at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting;

(12) If the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the registrant's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding five calendar years, it may be omitted from the registrant's proxy materials relating to any meeting of security holders held within three calendar years after the latest such previous submission: Provided, That-

(i) If the proposal was submitted at only one meeting during such preceding period, it received less than three percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than six percent of the total number of votes cast in regard thereto; or

(iii) If the prior proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; or

(13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the registrant asserts, for any reason, that a proposal and any statement in support thereof received from a proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 80 calendar days prior to the date the definitive copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6 (§ 240.14a-6 of this chapter), or such shorter period prior to such date as the Commission or its staff may permit, six copies of the following items:

(1) The proposal;

(2) Any statement in support thereof as received from the proponent;

(3) A statement of the reasons why the registrant deems such omission to be proper in the particular case; and

(4) Where such reasons are based on matters of law, a supporting opinion of counsel. The registrant shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the registrant deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

(e) If the registrant intends to include in the proxy statement a statement in opposition to a proposal received from a proponent, it shall, not later than 30 calendar days prior to the date the definitive copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6, or, in the event that the proposal must be revised to be includable, not later than five calendar days after receipt by the registrant of the revised proposal, promptly forward to the proponent a copy of the statement in opposition to the proposal. In the event the proponent believes that the statement in opposition contains materially false or misleading statements within the meaning of Rule 14a-9 and the proponent wishes to bring this matter to the attention of the Commission, the proponent promptly should provide the staff with a letter setting forth the reasons for this view and a copy of the statement in opposition and at the same time promptly provide the registrant with a copy of his letter.

(Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; 15 U.S.C. 78n(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

[48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987]

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

11/15/97

Secretary Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: Stockholder's SIC Proposal

Dear Secretary:

Obviously, the Southern Company (SCo) Stockholders aren't going to get any straight answers from their present Southern Company's Management regarding requests for corporate corruption, mismanagement, and fraud investigations without some mechanism that establishes an independent stockholders' oversight structure. The attached stockholders' proposal provides the necessary stockholders' oversight structure in order to make management responsible again for their actions or inactions regarding reports of corporate corruption, mismanagement, and fraud.

Please provide me with your comments regarding the current draft of the attached Stockholders' SIC Proposal, as well as all SCo guidelines and time tables for submitting SCo Stockholders' Proposals for approval at the next SCo annual meeting. I reserve the right to revise and resubmit this proposal.

Yours very sincerely,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Southern Company Stockholder

ENCLOSURES: SIC PROPOSAL AND My Last Letter to Mr. Dahlberg and Board of Directors

File: S111597.ltr

Background and Basis

During the last seven (7) years, The Management of the Southern Company (SCo) has not been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been effectively swept under the rug and concealed from the stockholders. Obviously a mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by addressing and investigating reports of fraud, mismanagement, and corruption immediately. The following stockholder's proposal is a mechanism developed to curb management's abuses by making management responsible to the stockholders for their actions or inactions. Obviously, if management won't investigate itself, then the stockholders must investigate management. The truth will probably set some members of management free of their SCo employment, and since they are responsible for managing the corporation, the 50 highest paid SCo executives will pay for these annual SIC investigations.

SIC Proposal

To make management responsive to management's abuses, a Stockholders's Investigative Committee (SIC) shall be authorized. Each year at the stockholders' meeting, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall elect a spokesperson from their ranks. SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders (delivered via the SCo's Secretary) must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable "working accommodations and staff" at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The

Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $1,000,000 (one million dollars) in order to hire outside investigators to assist their investigation. ***All costs associated with SIC's expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the "50 highest paid SCo Exeçutives" on a prorated basis (i.e., highest paid members pay the most).***

SIC shall investigate "a sample of management's responses to stockholders' complaints received during the prior 12 months." The SCo's Secretary is responsible for obtaining all the yearly corporate complaints and providing SIC with each raw complaint and all resulting corporate responses, investigations, corrective action, and other corporation actions regarding each complaint. SIC shall investigate management's responses as well as the original complaint as it sees fit. Where necessary, outside investigators can be brought in. SIC can interviewed witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC's report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a synopsis that shall be attacted to each stockholders' proxy. One copy of SIC's complete report shall be provided to each SCo stockholder who makes a written request.

YOUR SIC PROPOSAL COMMENTS ARE WELCOMED!

Please send your comments regarding this draft of the SIC Proposal to:

by mail: W. J. Nemeth Jr., 1961 Alton Rd., Lot-603N, Irondale, Alabama 35210

by phone: (205) 956-5780

or email: WJN4@JUNO.com Or William.Nemeth@the-matrix.com

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

11/01/97

Mr. A. W. Dahlberg CEO and
The Board of Directors
Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement Concerns

Dear Mr. Dahlberg:

What Alabama Power Company (APCo) procedures are in place in order to prevent (and to investigate) fraud, mismanagement, and corruption by members of management? Especially fraud, mismanagement, and corruption related to senior members of management's use of corporate funds and influence to assist their cronies who had been caught "red handed" (i.e., activities recorded on surveillance video cameras during normal working hours and on corporate premises) violating long established corporate policies [and who were finally dismissed and provided with large severance packages (~$250,000), but should have been fired for good cause].

What are the internal APCo policies that govern these investigations? What APCo mechanisms and policies govern enforcement?

What disciplinary actions can be taken against the guilty members of senior management in order to recover the Southern Company Stockholders' equity, and to punish the wrong doers and to insure their actions will not be repeated (i.e., to set a good example for other members of management and all corporate employees)?

When thorough internal investigations related to fraud, mismanagement, and corruption are prevented (i.e., the problem swept under the rug) by senior members of management, what are the procedures and steps necessary to initiate a thorough outside
independent [Southern Company] stockholders' investigation into the matter?

Please mail me the answers to the above questions as soon as possible! *I still haven't received a response from you or your Southern Company Staff regarding my earlier request that this manner be discussed at the annual stockholders' meeting held in May, 1997.* Based on this delay, I can only assume that you are satisfied with the inept, corrupt, self-serving leadership at Alabama Power Company. *If a satisfactory resolution is not proposed and received by November 15, 1997, legal action or a stockholder proposal will result. A stockholder shouldn't have to wait over 6 months to get a response from The Southern Company Management!*

Yours very sincerely,

William John Nemeth, Jr.
Southern Company Stockholder

File: S110197.ltr

*** Fourth Request to A. W. Dahlberg and Board of Directors ***
*** Without a single response ***

Copy

W.J. Nemeth, Jr.
1961 Alton Rd., Lot 603N
Irondale, Alabama 35210

PM
15 NOV.
1997


USA
32
USA
32

RETURN TO
SENDER

First Class

BIN 962

Secretary Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

30303/4999

Secretary and
Assistant Treasurer

Suite 2200
Atlanta, Georgia 30303

Tel 404.506.0540
Fax 404.506.0544

SOUTHERN COMPANY
Energy to Serve Your World™

November 21, 1997

Mr. William J. Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

We have received your "Draft 1 of Stockholder's SIC Proposal." If you wish to submit a shareholder proposal for consideration for inclusion in Southern Company's proxy materials, it must be received by my office at the above address by December 19, 1997. This date is set forth in our 1997 proxy statement. The proxy statement and the rules of Securities and Exchange Commission governing the submission of shareholder proposals are enclosed for your information.

Sincerely,

TC/sw

Enclosure

ders in
(the
28,
ny-

NOTICE OF ANNUAL MEETING OF STOC

Dear Stockholder:

The Annual Meeting of Stockholders of The Southern Company will be held a. Atlanta, 265 Peachtree Street, Atlanta, Georgia on Wednesday, May 28, 1997, at 10:0 the following purposes:

(1) Electing 14 members of the board of directors;

(2) Approving amendments to the Southern Company Executive Productivity Improvement Plan;

(3) Approving the Southern Company Performance Stock Plan;

(4) Approving the Southern Company Performance Dividend Plan;

(5) Approving the Southern Energy, Inc. Value Creation Plan; and

(6) Transacting such other business as may properly come before the meeting or any adjournments thereof.

Your vote is important. Please use the toll-free telephone number on the enclosed proxy card or mark, date, sign, and promptly return the enclosed form of proxy in the enclosed postage-paid envelope. If you attend the annual meeting, you may revoke this proxy by voting in person.

Only stockholders of record at the close of business on March 31, 1997, are entitled to vote at the meeting.

By Order of the Board of Directors,

Tommy Chisholm ,
Secretary

Atlanta, Georgia
April 18, 1997

240.14a-8 Proposals of security holders.

(a) If any security holder of a registrant notifies the registrant of his intention to present a proposal for action at a forthcoming meeting of the registrant's security holders, the registrant shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b) (17 CFR 240.14a-4(b)). Notwithstanding the foregoing, the registrant shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the "proponent") has complied with the requirements of this paragraph and paragraphs (b) and (c) of this section:

(1) Eligibility. At the time he submits the proposal, the proponent shall be a record or beneficial owner of at least 1% or $1000 in market value of securities entitled to be voted on the proposal at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the registrant requests documentary support for a proponent's claim that he is the beneficial owner of at least 1% or $1000 in market value of such voting securities of the registrant or that he has been a beneficial owner of the securities for one or more years, the registrant shall make such request within 14 calendar days after receiving the security holder proposal and the proponent shall furnish appropriate documentation within 21 calendar days after receiving the request. Appropriate documentation of the proponent's claim of beneficial ownership shall include:

(i) A written statement by a record owner or an independent third party, accompanied by the proponent's written statement that the proponent intends to continue ownership of such securities through the date on which the meeting is held; or

(ii) A copy of a Schedule 13D (§ 240.13d-101 of this chapter), Schedule 13G (§ 240.13d-102 of this chapter), Form 13F (§ 249.325 of this chapter), Form 3 (§ 249.103 of this chapter) and/or Form 4 (§ 249.104 of this chapter), or amendments thereto, filed with the Commission and furnished to the registrant by the proponent, provided that such filings indicate the proponent's beneficial ownership as of or prior to the date on which the relevant one year period commences, and are supported by

(A) A copy of all subsequent amendments reporting a change in ownership level,

(B) The proponent's affidavit, declaration, affirmation or other similar document provided for under applicable state law attesting that the proponent continued to be the beneficial owner of at least 1% or $1000 in market value of such voting securities of the registrant throughout the required one year period and as of the date of the affidavit, declaration, affirmation or other similar document provided for under applicable state law, and

(C) The proponent's written statement that the proponent intends to continue ownership of such securities through the date on which the meeting is held. In the event the registrant includes the proponent's proposal in its proxy soliciting material for the meeting and the proponent fails to comply with the requirement that he continuously hold such securities through the meeting date, the registrant shall not be required to include any proposals submitted by the proponent in its proxy material for any meeting held in the following two calendar years.

(2) Notice and attendance at the meeting. At the time he submits a proposal, a proponent shall provide the registrant in writing with his name, address, the number of the registrant's voting securities that he holds of record or beneficially, the dates upon which he acquired such securities, and documentary support for a claim of beneficial ownership. A proposal may be presented at the meeting either by the proponent or his representative who is qualified under state law to present the proposal on the proponent's behalf at the meeting. In the event that the proponent or his representative fails, without good cause, to present the proposal for action at the meeting, the registrant shall not be required to include any proposals submitted by the proponent in its proxy soliciting material for any meeting held in the following two calendar years.

(3) Timeliness. The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the registrant within the following time periods:

(i) Annual meetings. A proposal to be presented at an annual meeting shall be received at the registrant's principal executive offices not less than 120 calendar days in advance of the date of the registrant's proxy statement released to security holders in connection with the previous year's annual meeting of security holders except that if no

annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the registrant a reasonable time before the solicitation is made.

(ii) Other meetings. A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this section shall be received a reasonable time before the solicitation is made.

Note: In order to curtail controversy as to the date on which a proposal was received by the registrant, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) Number of proposals. The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the 500 word limit mentioned in paragraph (b)(1) of this section, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the registrant.

(b)(1) Supporting statement. The registrant, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the registrant at the time that the proposal is furnished, and the registrant shall not be responsible for such statement and the proposal to which it relates.

(2) Identification of proponent. The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the registrant to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders.

Note: Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the registrant's board of directors may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such state laws.

(2) If the proposal, if implemented, would require the registrant to violate any state law or Federal law of the United States, or any law of any foreign jurisdiction to which the registrant is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state law or Federal law of the United States.

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 (§ 240.14a-9 of this chapter), which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the redress of a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large;

(5) If the proposal relates to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business;

(6) If the proposal deals with a matter beyond the registrant's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant;

(8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the registrant at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting;

(12) If the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the registrant's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding five calendar years, it may be omitted from the registrant's proxy materials relating to any meeting of security holders held within three calendar years after the latest such previous submission: Provided, That-

(i) If the proposal was submitted at only one meeting during such preceding period, it received less than three percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than six percent of the total number of votes cast in regard thereto; or

(iii) If the prior proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; or

(13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the registrant asserts, for any reason, that a proposal and any statement in support thereof received from a proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 80 calendar days prior to the date the definitive copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6 (§ 240.14a-6 of this chapter), or such shorter period prior to such date as the Commission or its staff may permit, six copies of the following items:

(1) The proposal;

(2) Any statement in support thereof as received from the proponent;

(3) A statement of the reasons why the registrant deems such omission to be proper in the particular case; and

(4) Where such reasons are based on matters of law, a supporting opinion of counsel. The registrant shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the registrant deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

(e) If the registrant intends to include in the proxy statement a statement in opposition to a proposal received from a proponent, it shall, not later than 30 calendar days prior to the date the definitive copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6, or, in the event that the proposal must be revised to be includable, not later than five calendar days after receipt by the registrant of the revised proposal, promptly forward to the proponent a copy of the statement in opposition to the proposal. In the event the proponent believes that the statement in opposition contains materially false or misleading statements within the meaning of Rule 14a-9 and the proponent wishes to bring this matter to the attention of the Commission, the proponent promptly should provide the staff with a letter setting forth the reasons for this view and a copy of the statement in opposition and at the same time promptly provide the registrant with a copy of his letter.

(Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; 15 U.S.C. 78n(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

[48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987]

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

11/22/97

Mr. Jimmy Phillips - Investigator
DeKalb County Sheriff's Department
Fort Payne, Alabama 35967

SUBJECT: Information needed to fight corporate corruption, mismanagement, and fraud

Dear Mr. Phillips:

I am seeking information concerning the death of Ms. Smith in Little River Canyon on Labor Day 1995 and the subsequent murder investigation(s) of her husband. See the attached letters for more background information.

Please E-mail or mail any information you may have concerning this matter. Management is telling us stockholders and rate-payers that nothing happen at Alabama Power Company's Office in Birmingham, ***but it is obvious that they are lying.*** Your assistance is appreciated. A three dollar check is enclosed for copying expenses.

You can phone me at (205) 956-5780 and please leave a me a message if I am out or you can E-mail at WJN4@JUNO.COM.

Yours very sincerely,

William John Nemeth, Jr.
Alabama Power Company Rate-Payer (i.e., involuntary customer)
and Southern Company Stockholder

ENCLOSURES: FBI FOIA Request, other background letters, check

File: D112197

11/22/97 From: William Nemeth, Jr. 1961 Alton Rd., Lot 603N
Irondale, Alabama 35210 Phone – (205)956-5780
Email Addresses: WJN4@JUNO.com or William.Nemeth@the-matrix.com

To all Interested Editors and Reporters and Newspeople -

I am investigating the death of Mr. Charlie Smith's wife in Little River Canyon Park about two years ago, and the details of Mr. Smith's murder investigation in DeKalb County.

I am also investigating the large Alabama Power Company [APCo] severance payment made to Mr. Smith during his investigation.

It appears that the upper management of APCo paid about $250,000 to help cover up the fact that Mr. Smith had been caught on surveillance video cameras with his pants down at work in the main APCo office building in Birmingham prior to his wife's death.

Please send me copies of any newspaper articles that you may have on this subject. I will pay for reason copying expenses, but please contact me first.

I would also like to air / publish some letters to the editor or reader opinions on this subject. Since the rate-payers [i.e., the public] are paying for APCo's mistakes and excesses, they are very interested in hearing about what they are forced to pay for!

A positive story would be airing of Alabama Power Company [APCo] corruption, fraud, and mismanagement issues so that a "few of the top heads" would roll without the benefit of their golden para-chutes, and the rest of upper management might straighten up and fly right. The upper management there at APCo really do think they are "900 pound aristocratic, arrogant gorillas" that are "above the law" and "their actions and activities" should never be questioned - especially by such peons as stockholders and rate payers who are paying the bills.

Some of APCo's top management believe that can act just like President Bill Clinton [did when he was governor of Arkansas] and

get away with it! Except they [a select elite group of APCo executives] don't want to go to a hotel or motel for sex, but rather have sex on the job with other employees - who are not their spouses. A couple of key words: TODD and SMITH.

If anyone has the email address or mailing address or fax number of Ms. Sarah Teslik (Executive Compensation Expert) who was featured in Worth Magazine - Outfront Section in September, 1996, please send me the information. Ms. Teslik looks like a Gal who could help the stockholders and rate-payers clean the upper management house at APCo and at The Southern Company. - wjn 11/22/97

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

11/27/97

Mr. A. W. Dahlberg CEO and
The Board of Directors
Of The Southern Company
270 Peachtree Street
Atlanta, GA 30303

SUBJECT: Stockholders' APCo Fraud, Corruption, Mismanagement Concerns

Dear Mr. Dahlberg:

I have written you (CEO of The Southern Company) and The President of Alabama Power Company (APCo) numerous letters concerning the C.A.S. case. As you know, this is the case where an employee - who should have been fired for cause (i.e., participating in nonspousal sexual activities on APCo property) was paid a large severance payment (~$250,000) because of his close connections to members of APCo's upper management (i.e., cronyism).

I have requested that this matter be discussed at the 1997 Annual Stockholders' Meeting, and I have requested that appropriate action be taken in order to recover the stockholders' funds which were given away by APCo Management. Other probably more consequential corporate costs and liabilities resulting from this case are: (1) damages to SCo and APCo employee moral (i.e., employees have been led to believe that "established" corporate policies do not have to be followed if you are "connected"), and (2) the "exposure of the corporation" to very expensive sexual harassment "law suites" which frequently accompany cases of on-the-job sexual encounters - *especially those sanctioned by upper management.*

Your lack of interest in the matter is sending the wrong message to all members management as well as the employees of the corporation. Stockholders have contacted APCo and SCo on several occasions concerning the need for a thorough investigation into this matter, but management has repeatedly indicated that nothing ever happened - ***which is clearly <u>not</u>***

AWD DEC 0 3 1997

correct (i.e., APCo Management is lying about the facts of the case). Your refusal to provide stockholders with information concerning corporate policies and responsibilities for investigating these matters indicates that you are satisfied with the status quo. Also, your refusal to bring this matter up at the 1997 Stockholders Annual Meeting is evidence that you are either not aware of the facts of the case or you are a party to this corruption, fraud, and mismanagement. Since you refuse to perform your duties as CEO, the only solution appears to have either "the stockholders" or "outside investigators" investigate and report on these cases of corporate corruption, fraud, and mismanagement.

Recently, I received my **only** ***Southern Company (SCo) Response*** concerning this matter from Mr. Tommy Chisholm. Unfortunately, Mr. Chisholm's letter is only a PR letter, and his letter doesn't provide the information that I have repeatedly requested in my earlier letters to the Managements of SCo and APCo. For your convenience, I am again attaching my earlier letter (to you) in which I itemized the information that the stockholders are requesting... not the general totally useless information (i.e., PR info) provided by Mr. Chisholm, but rather the nuts and bolts of corporate investigations, investigation procedures, and investigation review processes regarding cases of corporate fraud, corruption, and mismanagement. We stockholders are still patiently waiting on this information. The stockholders are dismayed that you would allow clear violations of corporate policy to be swept under the rug so that a few members of management can take care of their buddies at the stockholders' expense. ***The stockholders expect you to immediately take appropriate corrective action or resign and step down!***

Yours very sincerely,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Southern Company Stockholder

ENCLOSURE: My last letter to Mr. Dahlberg and SCo's Board

File: S112797.ltr

WATERHOUSE SECURITIES, INC.
MEMBER NEW YORK STOCK EXCHANGE · SIPC
2001 Park Place · Birmingham, Alabama 35203
(205) 323-0488 · (800) 934-9929 (Nationwide)

12/1/97

To Whom it may concern

Mr. W. J. Nemeth Jr. has owned 1917 shares of Southern Company for the past five years.

From Winston McCall

Winston McCall

W.J. Nemeth, Jr.
1961 Alton Rd., Lot 603N
Irondale, Alabama 35210

PM
DEC
1997


USA 32
USA 32

Stockholder's Proposal

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

30303-1205 10

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/02/97

Mr. Jimmy Phillips - Investigator
DeKalb County Sheriff's Department
Fort Payne, Alabama 35967

SUBJECT: *Information needed to fight corporate corruption, mismanagement, and fraud*

Dear Mr. Phillips:

I received your recent phone message, but since I work days, it is difficult for me to call you back between 0700 and 1700. You can usually reach me at home (205.956.5780) between 18:00-20:00, but this time might not be convenient for you. ***If you give me a specific time and phone number that I can reach you, then I will make the necessary arrangements in order to contact you by phone.*** I have the number that you left in your message (205.845.8562), but I don't know when is the best time to contact you at that number (without playing a lot of phone tag). You can call me a work (205.521.7540 or 205.325.5174), but I am sometimes away from my workstations.

Thanks for the reply, and please let me know the best time to call you. The best way to contact me is my E-Mail (WJN4@JUNO.COM), by US Mail, or my phone (205.956.5780) between 18:00 and 20:00. I am enclosing a self-addressed postcard for your convenience.

Yours very sincerely,

W. J. Nemeth Jr

William John Nemeth, Jr.
Alabama Power Company Rate-Payer (i.e., involuntary customer)
and Southern Company Stockholder

ENCLOSURES: Previous Letter and Self-Addressed Postcard

File: D120297

Southern Co. Stockholder

Fast FAX

To: Mr. Tommy Chisholm - Secretary of
Company: The Southern Company, Inc.
At: 1-404-506-0544

From: William Nemeth
Company: Southern Co. Stockholder
Voice: (205)956-5780

Date: 12/13/97
Time: 6:34PM
Pages Including Cover: 5

MEMO

Notes: Stockholder Proposal enclosed.

If you have any questions, please contact me.

W. J. Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, Alabama 35210

PHONE: (205) 956-5780

E-Mail: WJN4@JUNO.COM

Fast FAX

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/12/97

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC PROPOSAL

Dear Mr. Chisholm:

Thank you for providing me with the information package concerning submitting a stockholders proposal. Of course, my proposal would not be necessary if the corporation would develop and submit their own proposal: "If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper management's mismanagement, corruption, and fraud, ***then I will withdraw my SIC proposal.*** ***A method to insure that corporate complaints of mismanagement, corruption, and fraud are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal."*** 3 4

I regret to inform you that your earlier letter to me which was dated 11/11/97 contains several errors:

A. APCo actually has no mechanism to investigate and report cases of upper management's fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.]

B. Members of APCo's upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud.

D. My request to Southern Company Management that these matters be discussed at the Annual Stockholders' Meeting in May, 1997, was completely ignored and this might be viewed as ***A Case of Southern Company Fraud and Coverup (by omission).***

Basis

During the last seven (7) years or more, The Management of the Southern Company (SCo) has **not** been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include "numerous nonspousal sexual activities" between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management's failure to perform its duties has allowed the morale of employees to suffer and management's lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and "other sweetheart deals" at the stockholders' expense.

The attached stockholder's proposal is an inexpensive mechanism which has been developed to curb management's abuses by making management responsible to the stockholders for their actions "or inactions." Obviously, if management won't investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a larger percentage of the- SIC costs based on their total income from the corporation based on: salary + bonuses + stock options + other corporate perks).

Stock Ownership Information

I own 1937 shares of Southern Company Common Stock. One thousand and nine hundred and seventeen (1917) shares are in an IRA account at Waterhouse Securities. Please refer to the attached letter signed by Mr. Winston McCall at Waterhouse Securities for more information. I have asked Waterhouse Securities to provide the Secretary of Southern Company with any additional information that is needed concerning my Southern Company Stock Ownership. Waterhouse Securities can be contacted by phoning: (205) 323-0488 or writing: Waterhouse Securities, Inc., 2001 Park Place, Birmingham, Alabama 35203. The other twenty (20) shares of Southern Company Common Stock is in my name, and since the corporate mails me quarterly dividend checks at my current address, I will assume that this ownership is "self evident." ***I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1937 shares] have been held for 5 years or more.***

Personal Information and Promise to Pursue Proposal

I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.]

The SIC Proposal

To make management responsive to management's abuses, a Stockholders's Investigative Committee (SIC) shall be authorized. Yearly, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable "working accommodations and staff" at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any

information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside investigators to assist their investigation. ***All costs associated with SIC's expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the "50 highest paid SCo Executives" on a prorated basis (i.e., highest paid members pay the most).***

SIC shall investigate "a sample of management's responses to stockholders' complaints received during the prior 12 months." The SCo's Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management's responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC's report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a "synopsis" that shall be attached to each stockholders' proxy. One copy of SIC's complete report shall be provided to each SCo stockholder who makes a written request.

If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

William John Nemeth, Jr.
Southern Company Stockholder

ENCLOSURE

File: Propos2

Southern Co. Stockholder

Fast FAX

To: Mr. Tommy Chisholm - Secretary of
Company: The Southern Company, Inc.
At: 1-404-506-0544

From: William Nemeth
Company: Southern Co. Stockholder
Voice: (205)956-5780

Date: 12/25/97
Time: 9:19AM
Pages Including Cover: 5

MEMO

Notes: I am still waiting on a reply to this letter (and its numerous faxes).

Please notify me immediately!

It is time to expose the mismanagement, corruption, and fraud at Alabama Power Company and Southern Company to the Stockholders.

From:

W. J. Nemeth, Jr.
Southern Co. Stockholder
1961 Alton Road, Lot 603N
Irondale, Alabama 35210

Phone 205.956.5780

E-Mail: WJN4@JUNO.COM

wjn

Fast FAX

Created using PROCOMM PLUS for Windows 2.1

Letter to Secretary of Southern Company - SIC Proposal - 12/16/97
The Secretary is empowered to revise this proposal to enhance readability and conciseness.

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/16/97

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC PROPOSAL ***(Secretary may revise to enhance readability and conciseness)***

Dear Mr. Chisholm:

Thank you for providing me with the information package concerning submitting a stockholders proposal. Of course, my proposal would not be necessary if the corporation would develop and submit their own proposal: "If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper management's mismanagement, corruption, and fraud, ***then I will withdraw my SIC proposal.*** ***A method to insure that corporate complaints of mismanagement, corruption, and fraud are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal."***

I regret to inform you that your earlier letter to me which was dated 11/11/97 contains several errors:

A. APCo actually has no mechanism to investigate and report cases of upper management's fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.]

B. Members of APCo's upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations

of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud.

D. My request to Southern Company Management that these matters be discussed at the Annual Stockholders' Meeting in May, 1997, was completely ignored and this might be viewed as ***A Case of Southern Company Fraud and Coverup (by omission).***

Basis

During the last seven (7) years or more, The Management of the Southern Company (SCo) has not been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include "numerous nonspousal sexual activities" between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management's failure to perform its duties has allowed the morale of employees to suffer and management's lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and "other sweetheart deals" at the stockholders' expense.

The attached stockholder's proposal is an inexpensive mechanism which has been developed to curb management's abuses by making management responsible to the stockholders for their actions "or inactions." Obviously, if management won't investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a

larger percentage of the- SIC costs based on their total income from the corporation based on: salary + bonuses + stock options + other corporate perks).

Stock Ownership Information

I own 1937 shares of Southern Company Common Stock. One thousand and nine hundred and seventeen (1917) shares are in an IRA account at Waterhouse Securities. Please refer to the attached letter signed by Mr. Winston McCall at Waterhouse Securities for more information. I have asked Waterhouse Securities to provide the Secretary of Southern Company with any additional information that is needed concerning my Southern Company Stock Ownership. Waterhouse Securities can be contacted by phoning: (205) 323-0488 or writing: Waterhouse Securities, Inc., 2001 Park Place, Birmingham, Alabama 35203. The other twenty (20) shares of Southern Company Common Stock is in my name, and since the corporate mails me quarterly dividend checks at my current address, I will assume that this ownership is "self evident." ***I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1937 shares] have been held for 5 years or more.***

Personal Information and Promise to Pursue Proposal

I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.]

The SIC Proposal

To make management responsive to management's abuses, a Stockholders's Investigative Committee (SIC) shall be authorized. Yearly, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which

$10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable "working accommodations and staff" at any office of SCo or at one of its subsidiaries as directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside investigators to assist their investigation. ***All costs associated with SIC's expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the "50 highest paid SCo Executives" on a prorated basis (i.e., highest paid members pay the most).***

SIC shall investigate "a sample of management's responses to stockholders' complaints received during the prior 12 months." The SCo's Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management's responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC's report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a "synopsis" that shall be attached to each stockholders' proxy. One copy of SIC's complete report shall be provided to each SCo stockholder who makes a written request.

This is the third mailing and faxing of this proposal which was originally dated 12/12/97. If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

William John Nemeth, Jr.
Southern Company Stockholder

ENCLOSURE

File: Propos2A

Atlanta, Georgia 30303
Tel 770 393 0650

Patricia L. Roberts
Assistant Secretary

SOUTHERN COMPANY
Energy to Serve Your World™

December 22, 1997

Mr. W. J. Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

We have received your shareholder proposal. It was received in our office prior to the deadline for such proposals of December 19, 1997.

Sincerely,

Patricia L. Roberts

PLR/sw

Tommy Chisholm
Secretary and
Assistant Treasurer

[illegible]
Suite 2200
Atlanta, Georgia 30303

Tel 404 506 0540
Fax 404 506 0544

98 JAN 26 AM 9:28

SOUTHERN COMPANY
Energy to Serve Your World™

January 22, 1998

RECEIVED JAN 23 1998 452

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Re: The Southern Company - Omission of Stockholder Proposal Under Rules 14a-8(c)(3), (4), (7), and (10) - Stockholders' Investigative Committee

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, we are enclosing (i) six copies of a stockholder proposal and statement of support submitted to The Southern Company, a Delaware corporation (the "Company"), by William John Nemeth, Jr. for presentation at the next Annual Meeting of Stockholders of the Company; and (ii) six additional copies of this letter.

After careful consideration, we believe this proposal may properly be omitted from the proxy material for Southern Company's 1998 Annual Meeting scheduled to be held on May 27, 1998. Omission is proper under Rule 14a-8(c)(3) (as pertaining to a proposal containing false and misleading statements), Rule 14a-8(c)(4) (as pertaining to a proposal which relates to the redress of a personal claim or grievance), Rule 14a-8(c)(7) (as pertaining to the conduct of ordinary business operations), and Rule 14a-8(c)(10) (as pertaining to a proposal which is moot).

The opening sentence of Mr. Nemeth's proposal reads: "To make management responsive to management's abuses, a Stockholders's Investigative Committee (SIC) shall be authorized." We are of the view that the proposal is properly excludable pursuant to Rule 14a-8(c)(3) as false and misleading to the extent that it implies management abuses and lack of responsiveness.

In addition, we believe the proposal is properly excludable pursuant to Rule 14a-8(c)(4) as it is designed to provide a forum for numerous claims raised by the proponent during the past five years. Mr. Nemeth, a disgruntled former employee of Alabama Power Company ("Alabama"), a subsidiary of the Company, was separated from Alabama in March, 1992, as part of a reduction in force, and declined to accept severance compensation within the prescribed time period.

Subsequently, he has sent the Company more than 30 letters, faxes, requests, and proposals seeking redress for his personal grievance, including a stockholder proposal for consideration at the 1994 Annual Meeting which was excluded pursuant to this rule. See, The Southern Company (March 21, 1994), in which the Staff concurred that the Company had grounds to omit Mr. Nemeth's 1994 proposal under Rule 14a-8(c)(4) "as having been submitted in furtherance of a personal claim or grievance against the Company." The Staff noted that the Commission had "received 16 pieces of correspondence from March 12, 1993 to February 22, 1994, from the proponent concerning this matter."

In a letter dated January 8, 1993, Mr. Nemeth stated that "[t]he tentative costs for settlement after January 13, 1993, will be the voluntary severance package plus Mr. Jones's rate of salary beginning 04/03/92 and continuing until the payment is received." Mr. Jones was a vice president at Alabama. The proponent's stockholder proposal for consideration at the 1994 Annual Meeting would have mandated an employee grievance system providing that "substantial penalties" be levied against "guilty members of management [who are found to be guilty of discrimination or bad judgment], and these penalties shall be immediately paid to the affected, terminated employee(s)," including Mr. Nemeth.

In a letter dated February 9, 1993, to the Company's board of directors, Mr. Nemeth advised that he was "passing out handouts trying to mobilize the rate-payers and stockholders of the Southern Company". He also requested that one fourth of the salaries "of each member of management [above the level of first line supervisor]" be placed in a special escrow account to satisfy personal claims of terminated employees, including himself. See, The Southern Company (March 21, 1994).

The current proposal mandating the formation of a committee of stockholders to investigate stockholders' complaints and funded by deductions from the compensation of the "50 highest paid SCo Executives" is couched in terms superficially appearing to be of general interest to stockholders, but designed to provide a forum for his personal grievances with retaliatory penalties against the Company's senior management. This is another in a series of steps relating to the proponent's long-standing grievance against the Company. It is a continuing attempt to use the shareholder communications process to advance his personal interest in harassing and embarrassing the Company. See, Pyramid Technology Corporation (November 4, 1994). Clearly, the proposal also properly may be omitted under Rule 14a-8(c)(4).

We also believe the proposal is properly excludable pursuant to Rule 14a-8(c)(7) as it deals with matters relating to the ordinary business operations of the Company. Management is responsible for business operations, including initiating investigations of alleged wrongdoing, regardless of the source of such allegations. Management is answerable to the Audit Committee of the board of directors in investigating allegations such as those of the proponent, and reporting its findings to the Committee. Also, the method of funding the proposal by deducting compensation from certain members of management interferes with the Company's ordinary business in determining the compensation of its employees. For these reasons, the proposal also properly may be omitted under Rule 14a-8(c)(7).

We further believe the proposal is properly excludable pursuant to Rule 14a-8(c)(10) as being moot. As Mr. Robert A. Buettner, Senior Vice President and Counsel, Alabama, indicated in his October 17, 1997, letter to Mr. Nemeth, (a copy of which is enclosed) "allegations of fraud, mismanagement, and corruption within the company are investigated by one of the following three groups -- Corporate Security, Internal Auditing, or the Ethics and Business Practices Group."

The Ethics and Business Practices Group is an internal corporate concerns (or ombudsman's) office which investigates concerns about the ethics and business practices of management and employees, whether those concerns are raised by employees, customers, stockholders, vendors, or anonymously. These investigative bodies are not restricted as to when they can meet or conduct investigations, nor limited to any arbitrary budget. All three internal

investigative bodies have unrestricted access to Company property, management, and employees. For these reasons, we believe the proposed stockholders investigative committee would provide an unnecessary, redundant, and duplicative mechanism for reviewing stockholders' complaints, and also properly may be omitted under Rule 14a-8(c)(10).

The Company currently intends to mail definitive proxy materials to its stockholders on or about April 13, 1998, and to deliver preliminary proxy materials to the Commission, if required, on or about March 18, 1998.

We are notifying Mr. Nemeth of our intention of omitting his proposal by forwarding a copy of this letter to him.

We would appreciate the staff's advice as to whether or not it agrees with our opinion as set forth herein.

Should you have any questions in your consideration of this matter, please do not hesitate to contact me.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed (additional) copy of this letter and return it in the enclosed self-addressed envelope. Thank you for your consideration.

Sincerely yours,

TC/maa

Enclosure

cc: Mr. William John Nemeth, Jr.

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

12/12/97

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: SIC PROPOSAL

Dear Mr. Chisholm:

Thank you for providing me with the information package concerning submitting a stockholders proposal. Of course, my proposal would not be necessary if the corporation would develop and submit their own proposal: "If corporate staff shall develop and submit a similar proposal that will establish a viable mechanism which will systematically expose cases of upper management's mismanagement, corruption, and fraud, ***then I will withdraw my SIC proposal.*** ***A method to insure that corporate complaints of mismanagement, corruption, and fraud are adequately addressed, investigated, and reported to the stockholders in a timely manner is the sole purpose of the attached SIC proposal."***

I regret to inform you that your earlier letter to me which was dated 11/11/97 contains several errors:

A. APCo actually has no mechanism to investigate and report cases of upper management's fraud, mismanagement, and corruption to the stockholders. This has been proven again and again by stockholders like myself. [Examples are available upon request.]

B. Members of APCo's upper management and management have been shown to be routinely lacking character, integrity, and ethics. [Names of some of the guilty parties are available.] But unfortunately for the stockholders and employee morale, all the rogue cliques and their cronies have been repeatedly and routinely rewarded for their violations of corporate guidelines.

C. Your reply [dated 11/11/97] was the first response from Southern Company concerning my repeated requests for investigations into ongoing cases of flagrant mismanagement, corruption, and fraud.

D. My request to Southern Company Management that these matters be discussed at the Annual Stockholders' Meeting in May, 1997, was completely ignored and this might be viewed as *A Case of Southern Company Fraud and Coverup (by omission).*

Basis

During the last seven (7) years or more, The Management of the Southern Company (SCo) has not been responsive to the reported abuses of their members or the reported abuses of the managements of their subsidiaries. These abuses (i.e., fraud, mismanagement, and corruption) which include "numerous nonspousal sexual activities" between members of management and other corporate employees have been routinely reported to The Management of the Southern Company and the managements of their subsidiaries, but these reports have been ignored, denied, and effectively swept under the rug and concealed from the stockholders. Clearly management's failure to perform its duties has allowed the morale of employees to suffer and management's lack of character, integrity, and morals has exposed the corporation to expensive sexual harassment liabilities. Obviously a viable, proactive mechanism needs to be implemented that will force the upper management of SCo and their subsidiaries to do their duty by systematically investigating and addressing reports of fraud, mismanagement, and corruption immediately, instead of rewarding corrupt members of management (who have clearly violated corporate policies and/or guidelines) with large severance payments and "other sweetheart deals" at the stockholders' expense.

The attached stockholder's proposal is an inexpensive mechanism which has been developed to curb management's abuses by making management responsible to the stockholders for their actions "or inactions." Obviously, if management won't investigate itself, then the stockholders must investigate management. The attached proposal establishes a Stockholders Investigative Committee (SIC) to review management investigation of stockholder complaints. The SIC Proposal is necessary to investigate, to uncover, to expose, and to report incidents of corporate mismanagement, fraud, and corruption to the stockholders. Since they have the most responsibility for managing the corporation, the attached SIC Proposal requires that all costs associated with SIC and its investigations be paid by periodic deductions from the salaries and bonuses of the 50 highest paid executives of the corporation on a prorated basis (i.e., so that the highest rewarded executives will pay a larger percentage of the-SIC costs based on their total income from the corporation based on: salary + bonuses

+ stock options + other corporate perks).

Stock Ownership Information

I own 1937 shares of Southern Company Common Stock. One thousand and nine hundred and seventeen (1917) shares are in an IRA account at Waterhouse Securities. Please refer to the attached letter signed by Mr. Winston McCall at Waterhouse Securities for more information. I have asked Waterhouse Securities to provide the Secretary of Southern Company with any additional information that is needed concerning my Southern Company Stock Ownership. Waterhouse Securities can be contacted by phoning: (205) 323-0488 or writing: Waterhouse Securities, Inc., 2001 Park Place, Birmingham, Alabama 35203. The other twenty (20) shares of Southern Company Common Stock is in my name, and since the corporate mails me quarterly dividend checks at my current address, I will assume that this ownership is "self evident." ***I am a long term holder of Southern Company Common Stock, and all of my holdings [all 1937 shares] have been held for 5 years or more.***

Personal Information and Promise to Pursue Proposal

I promise to pursue this proposal energetically and to provide the Southern Company with revisions, additional copies, and additional information as requested. My Address is: 1961 Alton Road, Lot 603N, Irondale, Alabama 35210. My home phone number is (205) 956-5780. [If an emergency should occur, you may contact me at work at (205) 521-7540.]

The SIC Proposal

To make management responsive to management's abuses, a Stockholders's Investigative Committee (SIC) shall be authorized. Yearly, SIC members shall be randomly selected from all SCo stockholders and notified. SIC shall consist of 12 members (plus 3 alternates) and seven or more members shall constitute a forum. No SIC member can be closely related to any member of the upper management of SCo (or its subsidiaries). SIC shall start their yearly investigation on the first work day after Labor Day and they may meet up to 60 working days, but their report to the stockholders must be completed by the last date of December.

Each SIC member (and alternate) shall be paid $500 per meeting day in expenses (of which $10,000 shall be paid in advance), and the Secretary of the SCo shall provide SIC with suitable "working accommodations and staff" at any office of SCo or at one of its subsidiaries as

directed by SIC. At any time in its investigation, SIC can move to any site in the Southern Electric System to pursue its investigations. SIC shall have access to all corporate and subsidiary documents for review purposes and may interview any member of management or any employee of SCo or its subsidiaries. The Secretary of SCo is responsible for providing SIC with any information that it requests. If special expertise is needed during the investigation of corporate complaints, SIC shall have the power to spend up to $2,000,000 (two million dollars) in order to hire outside investigators to assist their investigation. ***All costs associated with SIC's expenses and investigations shall be bore by regular deductions from the salaries and bonuses of the "50 highest paid SCo Executives" on a prorated basis (i.e., highest paid members pay the most).***

SIC shall investigate "a sample of management's responses to stockholders' complaints received during the prior 12 months." The SCo's Secretary shall furnish SIC with each raw complaint and all resulting corporate responses, investigations, and corrective actions, and correspondence. SIC may investigate management's responses as well as the original complaint as it sees fit. SIC can interview witnesses, members of management, employees, etc. Seven members of SIC are required to approve any SIC action. (Alternates do not vote unless a regular member is not present). SIC's report to stockholders shall be signed by the approving SIC members and delivered to the Secretary of SCo who shall prepare a "synopsis" that shall be attached to each stockholders' proxy. One copy of SIC's complete report shall be provided to each SCo stockholder who makes a written request.

If you need additional information, please do not hesitate in contacting me.

Seasons greetings,

W. J. Nemeth, Jr.

William John Nemeth, Jr.
Southern Company Stockholder

ENCLOSURE

File: Propos2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 1998

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
The Southern Company
270 Peachtree Street, N.W., Suite 2200
Atlanta, Georgia 30303

Dear Mr. Chisholm:

This is in response to your letter of January 22, 1998 concerning the shareholder proposal submitted by William John Nemeth, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

Enclosures

cc: William John Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, Alabama 35210

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Southern Company (the "Company")
Incoming letter dated January 22, 1998

The proposal mandates that the Board of Directors form a committee for the purpose of investigating complaints against the Company's management.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(4) as having been submitted in furtherance of a personal claim or grievance against the Company. Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Sanjay M. Shirodkar

Sanjay M. Shirodkar
Attorney Advisor

Bogle, Doris A.

From: Heerman, William C.
To: Bogle, Doris A.
Subject: FW: Lack of response from management regarding mismanagement, corruption, and corporate fraud
Date: Thursday, April 23, 1998 8:47AM

Another from Mr Nemeth.

-----Original Message-----
From: wjn4@juno.com [SMTP:wjn4@juno.com]
Sent: Monday, April 20, 1998 8:31 PM
To: web@southernco.com; alapower@apc.com
Subject: Lack of response from management regarding mismanagement, corruption, and corporate fraud

--------- Begin forwarded message ----------
From: "william NEMETH" <william_nemeth2@email.msn.com>
To: <web@southernco.com>
Cc: "william j nemeth, jr." <wjn4@juno.com>
Subject:
Date: Fri, 3 Apr 1998 22:59:41 -0800
Message-ID: <000801bd5f97$3ef22940$22422399@default>

I want this proposal discussed at this year's Stockholder's Meeting.

Especially why the upper management refused to place it on the proxy for
the
stockholders review and approval.

The stockholders are tired of paying for the costs associated with the cronies of upper management sex on the job!

I want management to justify its actions regarding this matter at the '98 stockholders' meeting. We have the questions. Prepare your answers.

William Nemeth

--------- End forwarded message ----------

6/24/98

From: **DAMON L. STORY**

To: Pat,
for your information.

Bob Buettner said to send a copy of this to you. Mr. Nemeth often includes these type letters with his power bill payments.

Thanks,
Damon

Neil - file

Mr. Elmer Harris —

I haven't received a completely acceptable response regarding this matter!

1961 Alton Road, Lot 603N
Irondale, Alabama 35210

04/15/98

W. J. Nemeth 6/19/98

Mr. A.W. Dahlberg, President and CEO
of Southern Company
270 Peachtree Street, NW
Atlanta, Georgia 30303

SUBJECT: STOCKHOLDERS ARE REQUESTING THAT THE KILLING OF SIC PROPOSAL BE DISCUSSED AT THIS YEAR'S ANNUAL STOCKHOLDERS MEETING

Dear Mr. Dahlberg:

I wrote you and Mr. Elmer B. Harris, President of Alabama Power Company, in early May, 1997, informing you of large inappropriate severance payments which were made to cronies of upper management who were caught in sexual acts at APCo's Headquarters in Birmingham, Alabama. In this earlier correspondence, I requested a thorough, independent investigation of these improper activities and payments, and I requested that this matter be discussed at last year's annual stockholders meeting. ***Neither of these requests were honored.***

I have made many requests for thorough investigations into this matter and similar matters of mismanagement, corruption, and fraudulent activities at Southern Company and its subsidiaries over the years. Unfortunately, all of my requests for thorough, independent investigations have been completely ignored by Southern Company's Upper Management. ***In an effort to establish a viable mechanism which would automatically investigate these matters, I drafted and submitted my Stockholders' Investigative Committee (SIC) Proposal in the Fall of 1997.*** Unfortunately for the stockholders, the Secretary of The Southern Company is planning to omit this proposal from this year's proxy.

Why are the stockholders being disenfranchised of their rights to vote on the SIC proposal? Why is Southern Company Upper Management continuing to coverup ongoing upper management mismanagement, corruption, and fraud? The stockholders are requesting a thorough investigation into the killing of the SIC proposal, and the stockholders are requesting that this matter be discussed thoroughly at this year's stockholders annual meeting.

If you need additional information, please do not hesitate in contacting me by phone (205.956.5780) or by written correspondence.

Very sincerely yours,

William John Nemeth, Jr.
Southern Company Stockholder

CC Mr. Elmer B. Harris, President of Alabama Power Company

ENCLOSURE: Copy of SIC Proposal

File: SO0415

Copy of original letter

Why wasn't this ~~matter~~ (topic) discussed at annual stockholders' meeting? WJN

W. J. Nemeth, Jr.
1961 Alton Rd., Lot 603N
Irondale, AL 35210

UNITED STATES POSTAL SERVICE
0000
35215

U.S. POSTAGE
PAID
BIRMINGHAM, AL
35210
JUN 20, '98
AMOUNT
$0.32
00044832-02

Payment & Letter to Mr. Elmer Harris
Alabama Power Company
9837 Parkway East
Birmingham, AL 35215

Secretary and
Assistant Treasurer

Suite 2200
Atlanta, Georgia 30303

Tel 404 506 0540
Fax 404 506 0544

SOUTHERN COMPANY
Energy to Serve Your World

November 20, 1998

Mr. William J. Nemeth, Jr.
1961 Alton Road, Lot 603N
Irondale, AL 35210

Dear Mr. Nemeth:

Your stockholder proposal for consideration for the 1999 Annual Meeting of Stockholders of The Southern Company has been received.

We await appropriate documentation supporting your claim of eligibility to submit a proposal. You must also submit your written statement that you intend to continue to hold the securities through the date of the annual meeting. Upon receipt of this documentation, your proposal will be presented to the board of directors for consideration of its inclusion in the proxy statement.

Sincerely,

Tommy Chisholm

TC/es

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated December 16, 2002

The proposal would require that Southern form a shareholder committee for the purpose of investigating complaints against Southern's management.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Southern relies.

Sincerely,

Alex Shukhman
Attorney-Advisor